    As filed with the Securities and Exchange Commission on October 16, 1998

                                                           Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                             COMMERCE BANCORP, INC.
             (Exact name of registrant as specified in its charter)


           New Jersey                           6712                             22-2433468
--------------------------------    ----------------------------      -------------------------------
(State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer Identification
 incorporation or organization)      Classification Code Number)                    No.)

                                 Commerce Atrium
                               1701 Route 70 East
                       Cherry Hill, New Jersey 08034-5400
                                 (609) 751-9000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                 C. Edward Jordan, Jr., Executive Vice President
                                 Commerce Atrium
                               1701 Route 70 East
                       Cherry Hill, New Jersey 08034-5400
                                 (609) 751-9000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

Lawrence R. Wiseman, Esquire                  Michael W. Zelenty, Esquire
Blank Rome Comisky & McCauley LLP            Pitney, Hardin, Kipp & Szuch
     One Logan Square                               P.O. Box 1945
   Philadelphia, PA 19103                    Morristown, NJ 07962-1945
       (215) 569-5500                               (973) 966-8125

                              --------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box, and list Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                                                CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                                          Proposed             Proposed
                                                                           Maximum              Maximum
                                                      Amount To           Offering             Aggregate           Amount of
       Title of Each Class of Securities                  Be                Price              Offering          Registration
                To Be Registered                     Registered          Per Share              Price                 Fee
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
     $1.5625 per share..........................     1,661,000(1)        $ 37.00(2)         $61,457,000(2)          $18,130
===============================================================================================================================

(1) In addition, pursuant to Rule 416(a) under the Securities Act of 1933, this Registration Statement also covers an indeterminate amount of shares as may be issued pursuant to stock splits, stock dividends and certain anti-dilution provisions.

(2) Based upon the average of the last reported high and low sale prices of Commerce Bancorp, Inc. Common Stock as reported on the New York Stock Exchange on October 12, 1998, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                                [CFBC LETTERHEAD]

                                                            October 16, 1998

Dear Shareholder:

     We invite you to attend a Special Meeting of Shareholders of Community First Banking Company ("CFBC"), to be held on November [ ], 1998, at [ ] a.m. at
________________.

     The meeting has been called to vote on a Merger Agreement pursuant to which CFBC will merge with Commerce Bancorp, Inc. ("CBH"). CBH is a multi-bank holding company headquartered in Cherry Hill, New Jersey with $4.4 billion in total assets as of June 30, 1998.

     On completion of the merger, each outstanding share of CFBC Common Stock will be converted into a number of shares of CBH Common Stock (the "Exchange Ratio"), with cash paid in lieu of fractional shares. The Exchange Ratio will be calculated by dividing $28.00 by the average of the closing sale prices for CBH Common Stock during a five business day period ending shortly before the merger is consummated (the "Average Price"). However, a minimum Exchange Ratio of .613 will apply if the Average Price is above $45.6875, and a maximum Exchange Ratio of .706 will apply if the Average Price is below $39.6875. Your Board of Directors will have the right to terminate the Merger Agreement if the Average Price is below $32.00.

     It is expected that the merger generally will be tax free to CFBC's shareholders for federal income tax purposes.

     The merger requires approval by CFBC's shareholders and by bank regulatory authorities.

     We urge you to read carefully the accompanying Proxy Statement-Prospectus, including the Annexes thereto, which contain important information about the proposed merger.

     Whether or not you personally attend the meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope, as soon as possible. This action will not limit your right to attend the meeting and vote in person.

     Your Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that you vote "FOR" approval of the Merger Agreement.

                                              Sincerely,




                                              /s/ Gerald F. Murphy
                                              --------------------
                                              GERALD F. MURPHY
                                              Chairman

                         COMMUNITY FIRST BANKING COMPANY
                              656 Shrewsbury Avenue
                         Tinton Falls, New Jersey 07701
               ---------------------------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER [ ], 1998
               ---------------------------------------------------

     NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Community First Banking Company ("CFBC") will be held on November [ ], 1998, at [ ] a.m. at _________________________________________________, for the following purposes:

     1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization and a related Agreement and Plan of Merger, each dated as of August 12, 1998 (collectively, the "Merger Agreement"), between CFBC and Commerce Bancorp, Inc. ("CBH"), pursuant to which (i) CFBC would merge with CBH and (ii) each outstanding share of CFBC Common Stock would be converted into a number of shares of CBH Common Stock (the "Exchange Ratio"), with cash paid in lieu of fractional shares. The Exchange Ratio will be calculated by dividing $28.00 by the average of the closing sale prices for CBH Common Stock as quoted on the New York Stock Exchange for the five business day period ending on and excluding the second business day before the merger is consummated (the "Average Price"). However, a minimum Exchange Ratio of .613 will apply if the Average Price is above $45.6875, and a maximum Exchange Ratio of .706 will apply if the Average Price is below $39.6875. Consummation of the merger is subject to the terms and conditions contained in the Merger Agreement.

     2. To consider and vote upon such other business as may properly come before the meeting or any adjournment thereof.

     A copy of the Merger Agreement is set forth in Annex A and Annex B to the accompanying Proxy Statement-Prospectus.

     Only holders of record of CFBC Common Stock as of the close of business on October [ ], 1998, are entitled to notice of, and to vote at, the meeting and any adjournments or postponements thereof.

     The CFBC Board of Directors has unanimously approved the Merger Agreement and unanimously recommends that CFBC shareholders vote "FOR" approval of the Merger Agreement.

                                          By Order of the Board of Directors
                                          COMMUNITY FIRST BANKING COMPANY

                                          /s/ Gerald F. Murphy
                                          --------------------
                                          GERALD F. MURPHY
                                          Chairman

--------------------------------------------------------------------------------
Whether or not you plan to attend the meeting in person, you are urged to date, sign and return promptly the enclosed proxy in the accompanying envelope. You may revoke such proxy at any time prior to its exercise in the manner provided in the accompanying Proxy Statement-Prospectus.
--------------------------------------------------------------------------------

                                Proxy Statement
                        COMMUNITY FIRST BANKING COMPANY

                                   Prospectus
                             COMMERCE BANCORP, INC.

                          1,661,000 Shares Common Stock

         The Board of Directors of Commerce Bancorp, Inc. and Community First Banking Company have approved the acquisition of Community First Banking Company through a merger.

     If the merger is completed, each share of Community First Banking Company common stock will be converted into a number of shares of Commerce Bancorp, Inc. common stock (the "Exchange Ratio"), with cash being paid in lieu of any fractional share interest. The Exchange Ratio will be calculated by dividing $28.00 by the average of the closing sale prices for Commerce Bancorp, Inc. common stock as quoted on the New York Stock Exchange for the five business day period ending on and excluding the second business day before the merger is consummated, with a minimum Exchange Ratio of .613 and a maximum Exchange Ratio of .706.

         The merger cannot be completed unless the shareholders of Community First Banking Company approve it. Community First Banking Company has scheduled a special meeting for its shareholders to vote on the merger.

         Whether or not you plan to attend the special meeting of shareholders of Community First Banking Company, please vote by completing and mailing the enclosed proxy card.

         The special meeting of shareholders of Community First Banking Company is scheduled for:

                               November ____, 1998
                                 _________ a.m.
                         -------------------------------

         Commerce Bancorp, Inc. common stock trades on the New York Stock Exchange under the symbol "CBH". Community First Banking Company trades on the Over-the-Counter Bulletin Board under the symbol "CFST".

         Neither the securities of Commerce Bancorp, Inc. nor those of Community First Banking Company are savings accounts, deposits or other obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Proxy Statement-Prospectus. Any representation to the contrary is a criminal offense.

         This Proxy Statement-Prospectus is dated October 16, 1998, and is first being mailed to Community First Banking Company shareholders on October [ ], 1998.

                                TABLE OF CONTENTS

                                                                          Page

SUMMARY.....................................................................2
         Parties to the Merger..............................................2
         The Merger.........................................................3
         CFBC's Reasons for the Merger......................................4
         The Meeting........................................................4
         Approval of the Merger.............................................5
                  Recommendation of the CFBC Board of
                    Directors to Shareholders...............................5
         Ownership of CBH Following the Merger..............................5
         Effective Date.....................................................5
         Opinion of Financial Advisor.......................................5
         Interests of Certain Persons.......................................6
         Certain Federal Income Tax Considerations..........................6
         Regulatory Approvals...............................................6
         Conditions to Consummation.........................................6
         Termination........................................................7
         Resale of CBH Common Stock.........................................7
         No Appraisal Rights................................................7
         Accounting Treatment...............................................7
         Certain Differences in the Rights of CFBC and
                CBH Shareholders............................................7
         Listing of CBH Common Stock........................................7
         Summary Selected Historical Consolidated
             Financial Information of CBH...................................8
         Summary Selected Historical Consolidated
              Financial Information of CFBC.................................9
         Recent Developments...............................................10
         Comparative Per Share Data........................................11
SPECIAL MEETING OF CFBC SHAREHOLDERS.......................................13
         General...........................................................13
         Purposes..........................................................13
         Voting Rights; Votes Required for Approval........................13
         Voting and Revocation of Proxies..................................13
         Solicitation of Proxies...........................................14
         Other Matters.....................................................14
THE MERGER.................................................................15
         Certain Terms of the Merger Agreement.............................15
         Background of Merger..............................................17
         Recommendation of the CFBC Board;
              CFBC's Reasons for the Merger................................18
         CBH's Reasons for the Merger......................................20
         Opinion of CFBC's Financial Advisor...............................21
         Interests of Certain Persons......................................24
         Certain Federal Income Tax Consequences of
            the Merger.....................................................27
         Business Pending Consummation and Related
              Matters......................................................28
         Commitments with Respect to Other Offers..........................28

                                                                         Page

         Regulatory Approvals..............................................28
         Conditions to Consummation........................................29
         Termination.......................................................29
         Resale of CBH Common Stock........................................30
         No Dissenters' Appraisal Rights...................................30
         Accounting Treatment..............................................30
         Certain Effects of the Merger.....................................31
         New York Stock Exchange Listing...................................31
         Waiver; Amendment.................................................31
COMPARATIVE PER SHARE MARKET PRICE
     AND DIVIDEND INFORMATION..............................................32
FORWARD-LOOKING STATEMENTS.................................................34
BUSINESS OF CFBC...........................................................35
         General...........................................................35
         History and Business..............................................35
MANAGEMENT'S DISCUSSION AND ANALYSIS
     OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS OF CFBC.................................................36
BUSINESS OF CBH............................................................51
         General...........................................................51
         History and Business............................................. 51
DESCRIPTION OF CBH CAPITAL STOCK...........................................53
         Authorized Capital................................................53
         CBH Common Stock..................................................53
         CBH Preferred Stock...............................................54
         "Anti-Takeover" Provisions and Management
            Implications...................................................54
         Payment of Dividends..............................................56
CERTAIN DIFFERENCES IN THE RIGHTS OF CFBC
  AND CBH SHAREHOLDERS.....................................................57
         General...........................................................57
         Authorized Capital................................................57
         CFBC Common Stock.................................................57
         Directors.........................................................58
LEGAL MATTERS..............................................................58
EXPERTS....................................................................58
WHERE YOU CAN FIND MORE INFORMATION........................................59
CONSOLIDATED FINANCIAL STATEMENTS OF
     CFBC.................................................................F-1

ANNEX A  -- Agreement and Plan of Reorganization
     (excluding exhibits and schedules)....................................A-1
ANNEX B  -- Agreement and Plan of Merger...................................B-1
ANNEX C  -- Opinion of Berwind Financial, L.P..............................C-1




                     HOW TO GET COPIES OF RELATED DOCUMENTS

         This Proxy Statement-Prospectus incorporates important business and financial information about Commerce Bancorp, Inc. that is not included in or delivered with this Proxy Statement-Prospectus. The information is available without charge to Community First Banking Company shareholders upon written or oral request to: Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400, Attention: C. Edward Jordan, Jr., Executive Vice President, (telephone number (609) 751- 9000). Responses to any request will be made within one business day by sending the requested documents by first class mail or equally prompt means. In order to ensure timely delivery of such documents, any request should be made by __________ [ ], 1998.

                                     SUMMARY

         This summary highlights selected information from this Proxy Statement-Prospectus and may not contain all of the information that is important to you. To understand the Merger fully, and for more complete descriptions of the legal terms of the Merger, you should read carefully this entire Proxy Statement-Prospectus, the Annexes hereto and the documents we have referred you to. See "WHERE YOU CAN FIND MORE INFORMATION." As used in this Proxy Statement-Prospectus, the terms "CBH" and "CFBC" refer to such organizations, respectively, and, unless the context otherwise requires, to their respective consolidated subsidiaries. All information contained in this Proxy Statement-Prospectus has been adjusted to reflect common stock dividends paid through [ ], 1998.

Parties to the Merger

         CBH

         Commerce Bancorp, Inc. ("CBH") is a multi-bank holding company headquartered in Cherry Hill, New Jersey which operates three nationally chartered bank subsidiaries: Commerce Bank, N.A., Cherry Hill, New Jersey ("Commerce NJ"), Commerce Bank/Pennsylvania, N.A., Devon, Pennsylvania ("Commerce PA"), Commerce Bank/Shore, N.A., Toms River, New Jersey ("Commerce Shore"), and one state chartered bank subsidiary, Commerce Bank/North, Ramsey, New Jersey ("Commerce North"). These four bank subsidiaries have 63 retail branch offices in New Jersey, and 17 retail branch offices in Metropolitan Philadelphia. CBH operates one nonbank subsidiary, Commerce Capital Markets, Inc., Philadelphia, Pennsylvania ("CCMI"), which engages in certain securities activities permitted to bank holding company subsidiaries under Section 20 of the Glass-Steagall Act. In addition, CBH, through Commerce National Insurance Services, Inc., a nonbank subsidiary of Commerce North ("Commerce National"), operates an insurance brokerage firm concentrating on commercial property, casualty and surety as well as personal lines of insurance for clients in multiple states, primarily Delaware, New Jersey and Pennsylvania. As of June 30, 1998, CBH, on a consolidated basis, had total assets of approximately $4.4 billion, total deposits of approximately $3.9 billion and total shareholders' equity of approximately $282.0 million.




         CBH, through its four bank subsidiaries, provides a full range of retail and commercial banking services for consumers and small and mid-sized companies. Lending services are focused on commercial real estate, commercial and consumer loans to local borrowers. CBH's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network.

         CBH maintains its executive offices at 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400; telephone (609) 751-9000.

         See "-- Comparative Per Share Data" and "-- Summary Selected Historical Consolidated Financial Information of CBH", "-- Recent Developments", "THE MERGER -- Business Pending Consummation and Related Matters" and "BUSINESS OF CBH -- History and Business."

         CFBC

         Community First Banking Company ("CFBC") is a one-bank holding company headquartered in Tinton Falls, New Jersey. As of June 30, 1998, CFBC had total consolidated assets of $186.7 million, total deposits of $172.5 million, and total shareholders' equity of $13.0 million.

         CFBC has one bank subsidiary, Tinton Falls State Bank ("Tinton Falls"), which is a New Jersey chartered commercial bank. Tinton Falls currently accounts for substantially all of the total assets and the net income of CFBC.

         Tinton Falls engages in a full service commercial and retail banking business from seven offices in Monmouth County, New Jersey. These commercial and retail banking services are provided by Tinton Falls primarily to consumers and small to mid-size companies within its primary service area (i.e., Monmouth County, New Jersey). Lending services are focused on commercial real estate and commercial and consumer lending to local borrowers. Tinton Falls' lending and investing activities are funded principally by deposits gathered through its retail branch offices.

         CFBC maintains its executive offices at 656 Shrewsbury Avenue, Tinton Falls, New Jersey 07701; telephone 732-747-5252.

         See "-- Comparative Per Share Data" and "-- Summary Selected Historical Consolidated Financial Information of CFBC", "THE MERGER -- Business Pending Consummation and Related Matters" and "BUSINESS OF CFBC -- History and Business."

The Merger

         Under the terms of the Agreement and Plan of Reorganization and a related Agreement and Plan of Merger each dated as of August 12, 1998 (collectively, the "Merger Agreement"), attached as Annex A and Annex B, CFBC will merge (the "Merger") with and into CBH. As a result of the Merger, each share of CFBC Common Stock ("CFBC Common Stock") will be converted into a number of shares of CBH Common Stock ("CBH Common Stock") (the "Exchange Ratio"), with cash paid in lieu of fractional shares. The Exchange Ratio will be calculated by dividing $28.00 by the average of the closing sale prices for CBH Common Stock as quoted on the New York Stock Exchange ("NYSE") for the five business day period ending on and excluding the second business day before the Merger is consummated (the "Average Price"). However, a minimum Exchange Ratio of .613 will apply if the Average Price is above $45.6875, and a maximum Exchange Ratio of .706 will apply if the Average Price is below $39.6875. The Board of Directors of CFBC (the "CFBC Board") will have the right to terminate the Merger Agreement if the Average Price is below $32.00 (a "Termination Event"). The CFBC Board has not made any determination whether they would elect to terminate the Merger Agreement if a Termination Event occurred, and you should not assume that the CFBC Board would exercise such right if the Average Price is below $32.00.

         The effects of the above provisions on the Exchange Ratio may be illustrated as follows:


         Average Price of CBH Common Stock                          Exchange Ratio
         ---------------------------------                          --------------

         Greater than $45.6875.......................         0.613
         Between $39.6875 and $45.6875 ..............         $28.00 / the Average Price
         Less than $39.6875..........................         0.706
         Less than $32.00 ...........................         0.706; provided, however, that the CFBC
                                                              Board will have the right to terminate the
                                                              Merger Agreement

         For illustrative purposes, if, hypothetically, the Average Price of CBH Common Stock were $41.00, the Exchange Ratio would be 0.6829 ($28.00 / $41.00), and the holder of 100 shares of CFBC Common Stock would receive 68 shares of CBH Common Stock and $11.89 (0.29 x $41.00) in respect of the fractional share interest.

         Options to purchase CFBC Common Stock will become vested (to the extent unvested) as a result of the Merger and will be converted into options to purchase CBH Common Stock under the CBH 1998 Employee Stock Option Plan.

         Upon the consummation of the Merger, CBH intends to merge Tinton Falls with and into Commerce Shore.

CFBC's Reasons For The Merger

         The CFBC Board unanimously approved the Merger and believes that the Merger is in the best interests of the CFBC shareholders. In reaching its determination that the Merger is fair to, and in the best interests of, CFBC and its shareholders, the CFBC Board considered a number of factors, including, but not limited to: the relative liquidity offered by CBH Common Stock; the historical financial results of CBH; the tax free nature of the transaction to the CFBC shareholders and the compatibility of the respective business and management philosophies of CBH and CFBC.

         See "THE MERGER -- Background of Merger" and "-- Recommendation of the CFBC Board; CFBC's Reasons for the Merger."

The Meeting

         The Special Meeting of Shareholders of CFBC (the "Meeting") will be held on November [ ], 1998, at [ ] a.m. at ____________________. The purpose of the Meeting is to consider and vote upon a proposal to approve the Merger Agreement.

         Only holders of record of CFBC Common Stock as of the close of business on [_______________], 1998 (the "Record Date") are entitled to notice of, and to vote at, the Meeting.

         See "SPECIAL MEETING OF CFBC SHAREHOLDERS."

Approval of the Merger

     The affirmative vote, in person or by proxy, of a majority of the votes cast at the Meeting by the holders of shares of CFBC Common Stock entitled to vote thereon is required to approve the Merger. For purposes of determining the votes cast with respect to any matter presented for consideration at the Meeting, only those votes cast "FOR" or "AGAINST" are included; abstentions will be counted solely for the purpose of determining whether a quorum is present.

Recommendation of the CFBC Board of Directors to Shareholders

         The CFBC Board believes that the Merger is in your best interest and unanimously recommends that you vote FOR the proposal to approve the Merger Agreement.

Ownership of CBH Following the Merger

     CBH will issue approximately 1.5 million shares of CBH Common Stock to CFBC shareholders in the Merger, assuming that none of the 227,516 options to purchase CFBC Common Stock that currently are outstanding is exercised prior to the Merger. Based on that number, the shares of CBH Common Stock issued to CFBC shareholders in the Merger will constitute approximately 6.2% of the outstanding Common Stock of CBH after the Merger.

Effective Date

         The effective date of the Merger (the "Effective Date") will occur as soon as practicable after certain conditions to consummation of the Merger, relating to approval of the Merger Agreement by CFBC shareholders, receipt of the requisite regulatory approvals and required consents of third parties to the Merger and the listing on the NYSE of the shares of CBH Common Stock have been satisfied or waived, or such other date as shall be mutually agreed upon by the parties to the Merger Agreement. Subject to the foregoing, we anticipate that the Effective Date will occur in January 1999.

Opinion of Financial Advisor

         In deciding to approve the Merger, CFBC's Board considered the opinion of its financial advisor, Berwind Financial, L.P. ("Berwind") dated August 12, 1998, that the Merger was fair, from a financial point of view, to the shareholders of CFBC as of that date. That opinion was updated as of October ___, 1998, and is attached as Annex C to this Proxy Statement-Prospectus.
We encourage you to read this opinion.

         In connection with delivering its opinion, Berwind performed a variety of analyses. The analyses included comparing CFBC's and CBH's relative contributions to the combined company with respect to various revenue, earnings, balance sheet and market value data; estimating and analyzing the pro forma effect of the Merger on earnings per share; estimating the present value of CFBC Common Stock using a discounted dividend methodology; comparing CBH's and CFBC's historical share prices and operating and financial ratios with other publicly-traded companies' comparable data; comparing the terms of the Merger with those of other selected transactions; and comparing the amount paid in the Merger with multiples paid in other selected transactions. See "THE MERGER -- Opinion of Financial Advisor" and Annex C.

Interests of Certain Persons

     In considering the CFBC Board's recommendations that you vote in favor of the Merger, you should be aware that Barry B. Davall (who is also a director) and two other Tinton Falls' officers, Michael J. Gormley and James A. Kinghorn, have change in control agreements that provide them with interests in the Merger that are different from, or in addition to, yours. In addition, upon the consummation of the Merger, each of Messrs. Davall and Kinghorn will be offered one year employment agreements with CBH. Moreover, there are provisions in the Merger Agreement relating to indemnification, directors' and officers' liability insurance, and certain employee benefits that provide certain members of CFBC's management and of the CFBC Board with interests in the Merger that are different from, or in addition to, yours. See "THE MERGER -- Interests of Certain Persons" and "-- Resale of CBH Common Stock."

Certain Federal Income Tax Considerations

         The Merger has been structured so that neither CBH, CFBC nor the shareholders will recognize any gain or loss for federal income tax purposes in the Merger, other than with respect to any cash received in lieu of fractional share interests. Each of CBH and CFBC have conditioned the Merger on its receipt of an opinion of counsel that such is the case.

         As certain tax consequences may vary depending upon the particular circumstances of each of you as CFBC shareholders, it is recommended that you consult your own tax advisor concerning the federal (and any state, local and foreign) tax consequences of the Merger in your particular circumstances.

         See "THE MERGER -- Certain Federal Income Tax Consequences of the Merger."


Regulatory Approvals

         The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHCA. In addition, the Merger requires approval of the New Jersey Department of Banking and Insurance and the merger of Tinton Falls with and into Commerce Shore requires approval of the Office of the Comptroller of the Currency (the "OCC"). Applications have been filed with the Federal Reserve Board, the New Jersey Department of Banking and Insurance and the OCC. Approval by bank regulators does not constitute an endorsement of the Merger or a determination by such regulators that the terms of the Merger are fair to the CFBC shareholders. We cannot assure you that any necessary regulatory approval will be obtained or as to the timing or conditions of such approvals. See "THE MERGER -- Regulatory Approvals."

Conditions to Consummation

         The completion of the Merger depends upon satisfaction of a number of conditions, including the continued accuracy of each party's representations and warranties, the performance by each party of its obligations under the Merger Agreement, and the absence of any events or changes with respect to either having, or which reasonably could be expected to have, an adverse effect on that party. Each of these conditions is subject to a "materiality" standard. In addition, the approval of the CFBC shareholders and certain regulatory authorities as discussed elsewhere in this Proxy Statement-Prospectus is required in order to consummate the Merger. Certain of the conditions to the Merger may be waived by the company entitled to assert the condition.

Termination

         We can agree to terminate the Merger Agreement without completing the Merger, and either of us can terminate the Merger Agreement under various circumstances, including if (i) the Merger is not completed by March 31, 1999, for instance because the conditions summarized above are not met, or (ii) the required approval of either the CFBC shareholders or the regulatory authorities (including the Federal Reserve Board) are not obtained. In addition, the CFBC Board may terminate the Merger Agreement if the Average Price is below $32.00. See "THE MERGER -- Termination."

Resale of CBH Common Stock

         The shares of CBH Common Stock into which shares of CFBC Common Stock are converted on the Effective Date, will be freely transferable by the holders of such shares, except for those shares held by those holders who may be deemed to be "affiliates" of CFBC or CBH under applicable federal securities laws.

         In addition to the foregoing, consummation of the Merger is conditioned upon "affiliates" of CFBC having agreed not to sell or otherwise dispose of any CBH Common Stock or CFBC Common Stock beneficially owned by them during a period commencing 30 days prior to the Effective Date and ending upon publication by the CBH of combined financial statements covering at least 30 days of the combined entities' operations after the Merger and except as permitted by SEC Rule 145.

No Appraisal Rights

         Under the New Jersey Business Corporation Act, as amended, (the "NJBCA"), CFBC shareholders do not have the right to dissent from the Merger and receive the appraised value of their shares in cash in connection with the Merger.

Accounting Treatment

         CBH expects the Merger to qualify as a pooling of interests, which means that CBH will treat CBH and CFBC as if they had always been combined for accounting and financial reporting purposes. See "THE MERGER -- Accounting Treatment."

Certain Differences in the Rights of CFBC and CBH Shareholders

         The rights of shareholders of CFBC currently are determined by reference to the NJBCA, CFBC's Certificate of Incorporation (as amended, the "CFBC Certificate") and CFBC's Bylaws. On the Effective Date, shareholders of CFBC will become shareholders of CBH, and their rights as shareholders of CBH will continue to be determined by the NJBCA and by CBH's Restated Certificate of Incorporation (as amended, the "CBH Certificate") and CBH's Bylaws. See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF CFBC AND CBH SHAREHOLDERS."

Listing of CBH Common Stock

         The shares of CBH Common Stock issued in connection with the Merger will be listed on the NYSE.

      SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CBH
                      (In thousands, except per share data)

         CBH is providing the following summary financial information with respect to CBH to aid you in your analysis of the financial aspects of the Merger. This information was derived from CBH's historical financial statements (and related notes) contained in the annual reports and other information that CBH has filed with the SEC and should be read in conjunction with that information. See "WHERE YOU CAN FIND MORE INFORMATION." The historical financial statements for the full years were audited; those for interim periods were not audited. The unaudited financial information reflects all adjustments (consisting only of normal recurring accruals) which are considered necessary to present fairly the financial information for such periods. The following historical financial information has been adjusted to reflect CBH's declaration of a five-for-four stock split in the form of a twenty-five percent stock dividend on its Common Stock paid on July 24, 1998 to CBH shareholders of record as of July 13, 1998. The results of operations for any interim period are not necessarily indicative of results for a full year, and historical results are not necessarily indicative of future results.


                                               Six Months
                                             Ended June 30,                              Year Ended December 31,
                                            ------------------          --------------------------------------------------------
                                            1998          1997          1997          1996         1995        1994         1993
                                            ----          ----          ----          ----         ----        ----         ----
                                             (unaudited)
Income Statement Data:
    Net interest income.................. $   82,662   $   70,920   $   147,140  $   125,413   $  109,899  $   102,997  $    81,432
    Provision for loan losses............      2,779        2,952         4,668        4,857        2,774        5,224        8,616
    Noninterest income...................     40,600       26,520        57,374       32,776       23,623       19,591       20,677
    Noninterest expense..................     84,009       64,313       137,929      109,031       89,316       82,734       68,785
    Income before income taxes...........     36,474       30,175        61,917       44,301       41,432       34,630       24,708
    Net income...........................     23,594       19,468        40,325       28,250       26,652       22,145       15,824

Balance Sheet Data:
    Total assets......................... $4,449,697   $3,597,979   $ 3,938,967  $ 3,232,152   $2,738,587  $ 2,571,704  $ 2,291,545
    Loans (net)..........................  1,638,276    1,341,513     1,390,028    1,248,880    1,032,801      916,437      811,580
    Securities available for sale........  1,304,742      939,782     1,315,120      767,487      571,553      126,437      191,881
    Securities held to maturity..........  1,039,730      934,687       874,032      837,512      772,999    1,257,551    1,001,040
    Trading securities...................     35,098       25,677         7,911       15,327        8,843           --           --
    Federal funds sold...................         --           --            --       26,975       42,370       18,300       23,675
    Deposits.............................  3,862,590    3,187,279     3,369,404    2,919,670    2,529,186    2,099,247    1,989,598
    Long-term debt.......................     24,795       25,821        25,308       26,333       27,359       28,385       28,954
    Trust preferred securities...........     57,500       57,500        57,500           --           --           --           --
    Stockholders' equity.................    282,023      221,652       250,760      203,964      179,695      126,582      112,810

Per Share Data:
    Net income-basic..................... $     1.06   $     0.92   $      1.89  $      1.45   $     1.38  $      1.27  $      0.89
    Net income-diluted...................       1.00         0.86          1.78         1.33         1.30         1.18         0.87
    Cash dividends.......................       0.37         0.30          0.60         0.50         0.44         0.41         0.31
    Book value ..........................      12.52        10.32         11.47         9.68         9.36         7.29         6.15
     Average Shares Outstanding:
       Basic.............................     22,260       20,929        21,055       18,875       18,511       16,215       15,313
       Diluted...........................     23,574       22,422        22,599       21,197       20,367       18,588       17,928

Selected Ratios:
      Performance:
    Return on average assets.............       1.14%        1.17%         1.13%        0.96%        1.01%        0.89%        0.79%
    Return on average equity.............      17.57        18.71         18.18        15.43        16.57        18.54        15.55
    Net interest margin..................       4.40         4.70          4.55         4.72         4.58         4.51         4.50
      Liquidity and Capital:
    Average loans to average deposits....     40.65%       43.30%        42.42%       42.84%       41.92%       43.24%       44.23%
    Dividend payout ratio................      35.37        32.45         31.89        34.57        32.19        32.15        34.64
    Stockholders' equity to total assets.       6.34         6.16          6.37         6.31         6.56         4.92         4.92
    Risk-based capital:
      Tier 1.............................      14.83        15.58         15.66        12.57        12.64        10.04         9.13
      Total..............................      16.93        17.99         17.73        15.09        15.49        13.08        12.20
    Leverage capital.....................       7.68         8.14          7.81         6.46         6.43         4.93         4.59
      Asset Quality:
    Non-performing assets to total
      period-end assets .................       0.30%        0.48%         0.44%        0.60%        0.81%        1.05%        1.48%
    Net charge-offs to average
      loans outstanding .................       0.09         0.08          0.10         0.25         0.14         0.35         1.19
    Non-performing loans to total
      period-end loans ..................       0.46         0.76          0.82         0.89         0.97         1.64         1.44
    Allowance for loan losses to total
      period-end loans...................       1.40         1.50          1.51         1.42         1.53         1.58         1.52
    Allowance for loan losses to
      non-performing loans ..............     305.34       197.70        183.46       159.88       156.72        96.26       105.53

     SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF CFBC
                      (In thousands, except per share data)

    CFBC is providing the following summary financial information with respect to CFBC to aid you in your analysis of the financial aspects of the Merger. This information was derived from CFBC's audited historical financial statements (and related notes) for the years ended December 31, 1993 through 1997 and unaudited financial statements for the six months ended June 30, 1997 and 1998. See "CONSOLIDATED FINANCIAL STATEMENTS OF CFBC." The unaudited financial information reflects all adjustments (consisting only of normal recurring accruals) which are considered necessary to present fairly the financial information for such periods. The following historical financial information has been restated to give retroactive effect to stock dividends and stock splits through ________, 1998, and selected ratios for the six months ended June 30, 1997 and 1998 have been annualized for comparability with year ended results. The results of operations for any interim period are not necessarily indicative of results for a full year, and historical results are not necessarily indicative of future results.



                                               Six Months
                                             Ended June 30,                              Year Ended December 31,
                                            ------------------          --------------------------------------------------------
                                            1998          1997          1997          1996         1995        1994         1993
                                            ----          ----          ----          ----         ----        ----         ----
                                             (unaudited)
Income Statement Data:
    Net interest income.................. $    5,754   $   4,185   $     8,874  $     6,929   $    5,410  $     4,564  $     4,236
    Provision for loan losses............        246         172           392          425          329           92          173
    Noninterest income...................        706         558         1,250          963          771          624          567
    Noninterest expense..................      4,415       3,294         6,801        5,407        4,422        3,889        3,803
    Income before income taxes...........      1,799       1,277         2,931        2,060        1,430        1,207          827
    Net income...........................      1,088         788         1,816        1,268          887          717          509

Balance Sheet Data:
    Total assets......................... $  186,730   $ 151,458   $   165,297  $   131,303   $  106,596  $    84,456 $     72,916
    Loans (net)..........................    124,462      98,256       109,516       93,292       74,160       57,069       42,808
    Securities available for sale........     13,798      18,877        15,564       12,143       11,937       10,278       10,868
    Securities held to maturity..........     16,241      15,139        16,826       12,763        8,739       10,852        9,467
    Trading securities...................         --          --            --           --           --           --           --
    Federal funds sold...................      8,000       2,100         4,500          700        1,450           --        2,700
    Deposits.............................    172,499     139,337       152,016      119,599       96,381       78,000       66,903
    Long-term debt.......................         --          --            --           --           --           --           --
    Trust preferred securities...........         --          --            --           --           --           --           --
    Stockholders' equity.................     13,021      10,958        12,015       10,221        9,204        6,001        5,541

Per Share Data:
    Net income-basic..................... $     0.51   $    0.39  $       0.86  $      0.60   $     0.47  $      0.44 $       0.32
    Net income-diluted...................       0.50        0.38          0.84         0.60         0.47         0.44         0.32
    Cash dividends.......................       0.05        0.05          0.10         0.09           --           --           --
    Book value...........................       6.16        5.45          5.69         4.84         4.89         3.72         3.48
      Average Shares Outstanding:
       Basic.............................      2,113       2,010         2,111        2,110        1,884        1,612        1,592
       Diluted...........................      2,188       2,052         2,161        2,124        1,894        1,613        1,592

Selected Ratios:
      Performance:
    Return on average assets.............       1.31%       1.12%         1.22%        1.05%        0.89%        0.93%        0.76%
    Return on average equity.............      17.61       14.82         16.55        13.59        11.59        12.27         9.56
    Net interest margin..................       7.13        6.45          6.42         6.16         5.97         5.76         6.91
      Liquidity and Capital:
    Average loans to average deposits....      78.40%      74.10%        74.91%       80.69%       78.56%       73.87%       67.70%
    Dividend payout ratio ...............       9.80       12.82         11.63        15.00         --           --           --
    Stockholders' equity to total assets.       6.97        7.24          7.27         7.78         8.63         7.11         7.60
    Risk-based capital:
      Tier 1.............................      10.02%      10.86%        10.41%       11.17%       12.47%       10.62%       12.90%
      Total..............................      11.02       11.84         11.32        12.02        13.26        11.45        13.80
    Leverage capital.....................       6.97        7.24          7.63         7.97         8.63         7.10         7.60
      Asset Quality:
    Non-performing assets to total
      period-end assets .................       0.34%       0.41%         0.25%        0.21%        0.38%        0.32%        0.11%
    Net charge-offs to average
      loans outstanding .................       0.00        0.02          0.17         0.30         0.34         0.06         0.23
    Non-performing loans to total
      period-end loans ..................       0.50        0.53          0.38         0.29         0.54         0.47         0.19
    Allowance for loan losses to total
      period-end loans...................       1.03        0.99          0.95         0.88         0.78         0.82         0.93
    Allowance for loan losses to
      non-performing loans ..............     206.68      157.78        250.24       307.41       143.21       174.44       498.77

                                      - 9 -

                               RECENT DEVELOPMENTS

         On August 14, 1998, CBH completed the acquisition of J. A. Montgomery, Inc., Wilmington, Delaware ("Montgomery"), an insurance brokerage firm, and merged Montgomery with and into Commerce National. The acquisition was completed by the issuance of CBH Common Stock totaling approximately 191,905 shares. The transaction was accounted for as a pooling of interests. The financial statements of CBH for the periods prior to the acquisition have not been restated, as the changes, in the aggregate, would be immaterial.

         On September 17, 1998, CBH reached an agreement in principle to acquire Prestige Financial Corp., Flemington, New Jersey. The acquisition will be completed by the issuance of CBH Common Stock totaling approximately 1.8 million shares. This acquisition, like the Merger, is intended to be a tax-free reorganization under appropriate provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and will be accounted for by CBH under the pooling-of-interests method. Subject to stockholder and required governmental approvals, the acquisition is expected to close during the first quarter of 1999. Unaudited pro forma combined financial information for CBH and Prestige Financial Corp. at or for the year ended December 31, 1997, includes the following (dollars in thousands):

                           Assets                       $ 4,223,000
                           Deposits                       3,632,000
                           Stockholders' equity             270,000
                           Net interest income              158,000
                           Net income                        43,000

Diluted net income per common share will not differ materially from the $1.78 reported by CBH for 1997 after adjusting for the 5-for-4 stock split in the form of a 25% stock dividend paid on July 24, 1998.

         A new national banking association subsidiary of CBH, Commerce Bank/Delaware, N.A., is expected to open in the first quarter of 1999.

                           COMPARATIVE PER SHARE DATA

         The following unaudited information, adjusted for any past stock dividends and stock splits, sets forth certain comparative per share data related to book value, cash dividends paid, net income and market value: (i) on a historical basis for CBH and CFBC; (ii) on a pro forma combined basis per share of CBH Common Stock reflecting consummation of the Merger; and (iii) on an equivalent pro forma basis per share CFBC Common Stock reflecting consummation of the Merger. Such information has been prepared (i) assuming a .705 Exchange Ratio (assuming an Average Price of $39.7188) and (ii) giving effect to the Merger on a pooling of interests accounting basis as if the Merger had been consummated at the beginning of the earliest period presented. See "THE MERGER -- Accounting Treatment."

         The information set forth below should be read in conjunction with, and is qualified in its entirety by, the Summary Selected Historical Consolidated Financial Information of CBH and CFBC and the Consolidated Financial Statements of CFBC, including notes thereto, appearing elsewhere in this Proxy Statement-Prospectus and the Consolidated Financial Statements of CBH included in documents incorporated by reference in this Proxy Statement-Prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" and "CONSOLIDATED FINANCIAL STATEMENTS OF CFBC."

                                                             June 30, 1998       December 31,
                                                                                     1997
                                                             -------------       ------------
Book value per share:
Historical per share of:
    CBH Common Stock...................................        $   12.52          $  11.47
    CFBC Common Stock..................................             6.16              5.69
Pro forma combined per share of CBH Common Stock (1)...            12.23             11.42
Equivalent pro forma per share of CFBC Common Stock (2)             8.62              8.05

-----------------------
(1) The pro forma combined book value per share of CBH Common Stock amounts represent the sum of the pro forma combined common shareholders' equity amounts, divided by the pro forma combined period- end number of shares of common stock outstanding.

(2) The equivalent pro forma book value per share of CFBC Common Stock amounts represent the pro forma combined book value per share of CBH Common Stock amounts, multiplied by a .705 Exchange Ratio.

                                                                   Six
                                                                  Months
                                                                  Ended              Years Ended December 31,
                                                                 June 30,
                                                              --------------   ------------------------------------
                                                                   1998           1997         1996         1995
                                                              --------------   ----------   ----------    ---------
Cash dividends paid per share:
Historical per share of:
    CBH Common Stock......................................      $  0.37         $  0.60      $  0.50     $    .44
    CFBC Common Stock.....................................         0.05            0.10         0.09           --
Pro forma combined per share of CBH Common Stock (3):
    CBH and CFBC..........................................         0.35            0.53         0.42         0.33
Equivalent pro forma per share of CFBC Common Stock (4):
    CBH and CFBC..........................................         0.25            0.38         0.30         0.23

-----------------------
(3) The pro forma combined cash dividends paid per share of CBH Common Stock amounts represent the pro forma combined cash dividends paid on shares of CBH Common Stock outstanding, divided by the pro forma combined average number of shares of CBH Common Stock outstanding, rounded to the nearest cent.

(4) The equivalent pro forma cash dividends paid per share of CFBC Common Stock amounts represent the pro forma combined dividends paid per share of CBH Common Stock amounts, multiplied by a .705 Exchange Ratio, rounded to the nearest cent. The current annualized dividend rate per share of CBH Common Stock, based upon the most recently declared quarterly dividend rate of $0.195 per share of CBH Common Stock payable on October 20, 1998, would be $0.78 (excluding the one-time special cash dividend of $0.20 per share declared on June 29, 1998). On an equivalent pro forma basis, such current annualized CBH dividend per share of CFBC Common Stock would be $0.55, based on a .705 Exchange Ratio, rounded down to the nearest cent. No assurances can be given as to future dividend rates. Future CBH and CFBC dividends will be dependent upon the respective earnings and financial conditions of CBH and CFBC, as well as government regulations and policies and other factors.



                                                      Six Months Ended
                                                          June 30,              Years Ended December 31,
                                                     ------------------   -------------------------------------
                                                            1998             1997         1996         1995
                                                     ------------------   ----------   ----------   -----------
Net income per share applicable to common
    shareholders:
Historical per share of:
    CBH Common Stock (basic)......................      $  1.06           $   1.89      $  1.45      $   1.38
    CBH Common Stock (diluted)....................         1.00               1.78         1.33          1.30
    CFBC Common Stock (basic).....................         0.51               0.86         0.60          0.47
    CFBC Common Stock (diluted)...................         0.50               0.84         0.60          0.47
Pro forma per share of CBH Common Stock (5):
    CBH and CFBC (basic)..........................         1.03               1.84         1.40          1.31
    CBH and CFBC (diluted)........................         0.98               1.74         1.29          1.25
Equivalent pro forma per share of CFBC
Common Stock (6):
    CBH and CFBC (basic)..........................         0.73               1.30         0.99          0.92
    CBH and CFBC (diluted)........................         0.69               1.23         0.91          0.88

-----------------------

(5) The pro forma combined income per share of CBH Common Stock amounts represent the pro forma combined net income applicable to holders of CBH Common Stock, divided by the pro forma combined average number of shares of CBH Common Stock outstanding.

(6) The equivalent pro forma income per share of CFBC Common Stock amounts represent the pro forma combined income per share of CBH Common Stock amounts, multiplied by a .705 Exchange Ratio.



                                                           August 12, 1998
                                                           ------------------
Market value per share:
Historical per share of:
    CBH Common Stock...................................       $ 41.6875
    CFBC Common Stock..................................         24.00
Equivalent pro forma per share of CFBC Common                   29.375
Stock (7)..............................................
-----------------------

(7) The equivalent pro forma market values per share of CFBC Common Stock represent the historical market values per share of CBH Common Stock, multiplied by a .705 Exchange Ratio, rounded down to the nearest one-sixteenth. The CBH and CFBC historical market values per share represent the last reported sales price per share of CBH Common Stock on the NYSE and CFBC Common Stock on the Over-the- Counter Bulletin Board ("OTC BB"), respectively, on August 12, 1998, the last trading day preceding public announcement of the execution of the Merger Agreement. See "COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION."

         Because the market price of CBH Common Stock is subject to fluctuation, the Exchange Ratio assumed herein may increase or decrease (subject, however, to the limitations placed on the Average Price and the resulting minimum and maximum Exchange Ratio as discussed elsewhere in this Proxy Statement-Prospectus) prior to, as well as after, the receipt of such shares following the Effective Date. CFBC shareholders are urged to obtain current market quotations for CBH Common Stock and CFBC Common Stock. We cannot assure you of the market prices of CBH Common Stock or CFBC Common Stock at any time before the Effective Date or as to the market price of CBH Common Stock thereafter.

         CFBC Common Stock is not listed for trading on any securities exchange or any automated dealer quotation system. There is no established market for CFBC Common Stock; its trading has been extremely limited and CFBC does not regard the information that it receives with respect to particular transactions in CFBC Common Stock as being indicative of the market price which would exist were the CFBC Common Stock more heavily traded. As of the Record Date, there were approximately 348 holders of record of CFBC Common Stock.

                      SPECIAL MEETING OF CFBC SHAREHOLDERS

General

         We are sending you this Proxy Statement-Prospectus in order to provide you with important information regarding the Merger and to solicit your proxy for use at the Meeting (and any adjournments or postponements thereof). The Meeting is scheduled to be held at ___________, _________, ___________, and this document also serves as the official notice of such meeting. CFBC has established ____________, 1998, as the Record Date for its meeting. Only shareholders of record of CFBC Common Stock on the Record Date are entitled to attend and vote at the special meetings.

Purposes

         At the Meeting (and any adjournments or postponements thereof), the shareholders of CFBC will be asked (a) to approve the Merger Agreement and (b) to consider such other business as may properly be presented at the Meeting.

         Each copy of this Proxy Statement-Prospectus that is being sent to shareholders is accompanied by an appropriate proxy card.

Voting Rights; Votes Required for Approval

         On the Record Date, there were approximately 2,114,621 shares of CFBC Common Stock outstanding and entitled to vote at the Meeting, held by approximately 348 shareholders of record, including participants in security position listing. Each of these holders is entitled to cast one vote per share. The presence, in person or by proxy, of the holders of a majority of the outstanding shares is necessary to constitute a quorum at the Meeting. Pursuant to the NJBCA, abstentions and broker non-votes (which may occur if a beneficial owner of CFBC Common Stock where shares are held in a brokerage or bank account fails to provide the broker or bank voting instructions as to such shares) will be counted solely for the purpose of determining whether a quorum is present. The affirmative vote, in person or by proxy, of a majority of the votes cast at the Meeting by the holders of shares of CFBC Common Stock entitled to vote thereon is required to approve the Merger Agreement. For purposes of determining the votes cast with respect to any matter presented for consideration at the Meeting, only those votes cast "FOR" or "AGAINST" are included; abstentions will be counted solely for the purpose of determining whether a quorum is present.

         As of the Record Date, the directors and executive officers of CFBC beneficially owned and have the right to vote, in the aggregate, [ ] shares of CFBC Common Stock, representing approximately [ ] percent of the votes entitled to be cast at the Meeting by the holders of CFBC Common Stock.

         As of the Record Date, each of the directors of CFBC have agreed in writing to vote all shares of CFBC Common Stock which they own or, subject to their fiduciary duties, are entitled to vote, representing [ ] shares in the aggregate, in favor of the Merger Agreement.

Voting and Revocation of Proxies

         All shares of CFBC Common Stock represented at the Meeting by properly executed proxies will be voted in accordance with the instructions indicated in such proxies, except to the extent such proxies are revoked in advance of a vote. If a stockholder signs and returns a proxy without voting instructions, and the proxy is not revoked, the proxy will be voted for the approval of the Merger Agreement.

         A stockholder may revoke his or her proxy at any time in advance of a vote by delivering to the Secretary of CFBC, a signed notice of revocation or a later-dated signed proxy or by attending the applicable special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of CFBC proxies should be addressed to: Community First Banking Company, 656 Shrewsbury Avenue, Tinton Falls, New Jersey 07701,
Attn: Corporate Secretary. Attendance at a special meeting will not, in and of itself, constitute the revocation of a proxy.

Solicitation of Proxies

         CFBC will bear the expenses of soliciting proxies from the CFBC shareholders for the Meeting. In addition to solicitation by use of the mails, CFBC's directors, officers and employees may solicit proxies in person or by telephone, telegram or by any other means of communication. These individuals will not receive any special compensation for soliciting proxies, but they will be reimbursed for their out-of-pocket expenses.

Other Matters

         In the event that insufficient votes in favor of the Merger are received prior to the scheduled meeting date, CFBC may decide to postpone or adjourn the Meeting, in which event the proxies that have been received that either have been voted for the Merger or contain no instructions will be voted for adjournment. CFBC is not aware of any business to be brought before the Meeting other than that described herein. If, however, other matters are properly brought before the Meeting or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by properly executed proxies in accordance with their discretion and judgment as to the best interests of CFBC.

                                   THE MERGER

Certain Terms of the Merger Agreement

         The following is a brief summary of certain terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein and attached hereto as Annex A and Annex
B. You are urged to read the Merger Agreement in its entirety.

         Effect of the Merger

         On the Effective Date, CFBC will merge with and into CBH. CBH will be the surviving corporation and CFBC shareholders will automatically become shareholders of CBH. Upon consummation of the Merger, CBH intends to merge Tinton Falls with and into Commerce Shore.

         Conversion of Shares

         As a result of the Merger, each share of CFBC Common Stock will be converted into a number of shares of CBH Common Stock (the "Exchange Ratio"), with cash paid in lieu of fractional shares. The Exchange Ratio will be calculated by dividing $28.00 by the Average Price. However, a minimum Exchange Ratio of .613 will apply if the Average Price is above $45.6875, and a maximum Exchange Ratio of .706 will apply if the Average Price is below $39.6875. The CFBC Board will have the right to terminate the Merger Agreement if the Average Price is below $32.00 (a "Termination Event"). The CFBC Board has not made any determination whether they would elect to terminate the Merger Agreement if a Termination Event occurred, and you should not assume that the Board would exercise such right if the Average Price is below $32.00. See "-- Termination."

         The effects of the above provisions on the Exchange Ratio may be illustrated as follows:

         Average Price of CBH Common Stock                    Exchange Ratio
         ---------------------------------                    --------------
         Greater than $45.6875....................         0.613
         Between $39.6875 and $45.6875 ...........         $28.00 / the Average Price
         Less than $39.6875.......................         0.706
         Less than $32.00 ........................         0.706; provided, however, that the CFBC
                                                           Board will have the right to terminate the
                                                           Merger Agreement

         For illustrative purposes, if, hypothetically, the Average Price of CBH Common Stock were $41.00, the Exchange Ratio would be 0.6829 ($28.00 / $41.00), and the holder of 100 shares of CFBC Common Stock would receive 68 shares of CBH Common Stock and $11.89 (0.29 x $41.00) in respect of the fractional share interest.

         The calculation of the Exchange Ratio called for the by Merger Agreement was intended by CBH and CFBC to result in shareholders of CFBC receiving in the Merger CBH Common Stock with a value of $28.00 for each share of CFBC Common Stock, provided that the Average price of CBH Common Stock is between $39.6875 and $45.6875. However, there can be no assurance that the Average Price will fall between $39.6875 and $45.6875 or, even if it does, that the number of shares of CBH Common Stock issued in exchange per share of CFBC Common Stock in the Merger will have a value of $28.00 on the Effective Time or on the day when certificates representing such shares of CBH Common Stock are issued or delivered to CFBC shareholders.

         If, prior to the Effective Date, CBH Common Stock undergoes a stock split, stock dividend, recapitalization or similar transaction, the Average Price, and therefore the Exchange Ratio, will be proportionately adjusted.

         Effective Date

         The Effective Date will occur as soon as practicable after certain conditions to consummation of the Merger, relating to approval of the Merger Agreement by CFBC shareholders, receipt of the requisite regulatory approvals and required consents of third parties to the Merger and the listing on the NYSE of the shares of CBH Common Stock to be issued in the Merger, have been satisfied or waived, or such other date as shall be mutually agreed upon by the parties to the Merger Agreement. Subject to the foregoing, we currently anticipate that the Effective Date will occur in January 1999.

         CFBC Stock Certificates; Fractional Shares

         As promptly as practicable after the Effective Date, CBH will cause Chase/Mellon Shareholder Services, LLC (the "Exchange Agent") to send to each holder of record of CFBC Common Stock on the Effective Date, transmittal materials for use in exchanging all of the holder's certificates representing CFBC Common Stock for a certificate or certificates representing the CBH Common Stock to which the holder is entitled, and a check for the holder's fractional share interest, if any. The transmittal materials will contain information and instructions with respect to the surrender and exchange of such certificates.

         Holders of CFBC Common Stock should not send in their certificates until they receive the letter of transmittal and instructions. Certificates should not be returned with proxy cards.

         Upon surrender of all of the certificates for CFBC Common Stock registered in the name of a holder of such certificates (or indemnity satisfactory of CBH and the Exchange Agent if any of such certificates are lost, stolen or destroyed), in accordance with the letter of transmittal, the Exchange Agent will mail to the holder a certificate or certificates representing the number of shares of CBH Common Stock to which the holder is entitled, together with all undelivered dividends or distributions in respect of such shares and, where applicable, a check for any fractional share interest (in each case, without interest).

         All shares of CBH Common Stock into which shares of CFBC Common Stock are converted on the Effective Date, will be deemed issued as of the Effective Date. After the Effective Date, former holders of record of CFBC Common Stock will be entitled to vote at any meeting of holders of CBH Common Stock the number of whole shares of CBH Common Stock into which their shares of CFBC Common Stock have been converted, regardless of whether they have surrendered their CFBC Common Stock certificates. CBH dividends having a record date on or after the Effective Date will include dividends on shares of CBH Common Stock issued in the Merger, but no dividend or other distribution payable to the holders of record of shares of CBH Common Stock after 30 days after the Effective Date will be distributed to the holder of any CBH Common Stock certificates until such holder physically surrenders all of the certificates for such shares of CFBC Common Stock as herein-described above. Promptly after such surrender, all undelivered dividends and other distributions and, where applicable, a check for any fractional share interest, will be delivered to such holder (in each case, without interest). As of the Effective Date, the stock transfer books of CFBC will be closed, and there will be no transfers on the transfer books of CFBC of the shares of CFBC Common Stock that were outstanding immediately prior to the Effective Date.

         Treatment of CFBC Stock Options

         On the Effective Date, each outstanding unexpired option to purchase shares of CFBC Common Stock (a "CFBC Stock Option") will become vested (to the extent unvested) and will be converted into options to purchase CBH Common Stock ("CBH Stock Options") under the CBH 1998 Employee Stock Option Plan. Each holder of CFBC Stock Options will receive an option to purchase the number of shares of CBH Common Stock equal to the product of (i) the number of shares of CFBC Common Stock issuable upon the exercise of such holder's CFBC Options and (ii) the Exchange Ratio; provided, however that any fractional shares of CBH Common Stock resulting from such multiplication will be rounded down to the nearest whole share. The exercise price for the CBH Stock Options is equal to (i) the exercise price of the CFBC Stock Option for which the CBH Stock Option is being converted and issued in place thereof divided by (ii) the Exchange Ratio; provided, however, that such exercise price will be rounded down to the nearest whole cent. The duration and certain other terms of each CBH Stock Option shall be substantially the same as that of each CFBC Stock Option exchanged therefor.

         CBH has reserved for issuance a sufficient number of shares of CBH Common Stock for delivery upon exercise of the CBH Stock Options exchanged for CFBC Stock Options in accordance with the Merger Agreement.

Background of Merger

         In October 1997, Barry B. Davall, the President of CFBC, and Gerald F. Murphy, the Chairman of CFBC, met with Vernon W. Hill, II, the Chairman and President of CBH. A meeting took place at which Mr. Hill raised the prospect of an acquisition of CFBC by CBH. After some preliminary discussions, the matter was dropped without resolution and without any formal offer made by CBH.

         In connection with the late 1997 discussions, CFBC engaged Berwind as its financial advisor, and from time to time the CFBC Board and management has sought and received advice from Berwind regarding a potential transaction with CBH and other strategic options CFBC might consider. During November 1997, Berwind first conducted due diligence on CFBC and Tinton Falls and presented the CFBC Board with Berwind's financial analysis of CFBC and of the initial expression of interest from CBH.

         In late July 1998, CBH contacted CFBC and sought to reopen discussions about a possible business combination. On July 29, 1998, Mr. Hill sent a letter to Mr. Murphy suggesting a transaction with a value in the "range" of $25.00 per share of CFBC Common Stock. The CFBC Board met on July 29, 1998. The CFBC Board received advice at the meeting from CFBC's outside legal advisors regarding the fiduciary considerations involved in considering the approach by CBH. The CFBC

Board received advice and a formal presentation from Berwind regarding the short and long-term value of CFBC, the financial aspects of a potential transaction with CBH, and the strategic alternatives available to CFBC. At the July 29 meeting, the CFBC Board tentatively determined that there might be interest in a transaction with CBH if the value of the consideration were not less than $28.00 per share of CFBC Common Stock. The CFBC Board directed Mr. Murphy to respond to Mr. Hill in light of that determination.

         Messrs. Murphy and Hill had further discussions and Mr. Murphy reported back to the CFBC Board that Mr. Hill had indicated a willingness on the part of CBH to provide approximately $26.50 in value to CFBC shareholders and that, if CBH were permitted to conduct preliminary due diligence on CFBC, CBH might find sufficient justification for providing $28.00 in value. The CFBC Board determined to authorize the requested due diligence and directed CFBC's outside counsel to prepare a confidentiality letter, which CBH executed and delivered as a condition to obtaining due diligence information from CFBC.

         At the CFBC Board's direction, a number of CFBC senior executive officers of CFBC met off-site with representatives of CBH on August 7, 1998, and provided them with certain information about CFBC and Tinton Falls. Later than day, Mr. Hill proposed to Mr. Murphy a transaction valued at $28.00 per share of CFBC Common Stock.

         Negotiations regarding the specific terms and conditions of the Merger Agreement were conducted during the following week, and on August 11, 1998, representatives of CFBC conducted formal due diligence on CBH. On August 12, 1998, the CFBC Board of Directors met and reviewed the proposed transaction, and received advice from its outside legal and financial advisors. The CFBC Board reviewed with its management and advisors the terms and conditions contained in the draft Merger Agreement presented to the CFBC Board. At the CFBC Board's request CFBC's counsel telephoned CBH's counsel during the course of the meeting and negotiated certain changes to the draft agreement to make it acceptable to the CFBC Board. At the conclusion of the meeting the CFBC Board unanimously approved the Merger Agreement and the Merger Agreement was executed and delivered by CFBC and CBH.

Recommendation of the CFBC Board; CFBC's Reasons for the Merger

         The CFBC Board unanimously approved the Merger and believes that the Merger is in the best interests of the shareholders of CFBC.

         In reaching its determination that the Merger is fair to, and in the best interests of, CFBC and its shareholders, the CFBC Board considered a number of factors, both from a short-term and longer-term perspective, including, but not limited to, the following:

                  i) the historical trading prices for CFBC Common Stock and CBH Common Stock, the relative liquidity offered by CBH Common Stock, which is traded on the NYSE, compared with CFBC Common Stock, which is thinly traded on the OTC BB, and the likelihood that the CBH Common Stock to be received by CFBC shareholders in the Merger would constitute a favorable premium compared to expected future values of CFBC Common Stock under a variety of circumstances and assumptions;

                  ii) the historical financial results of CBH, information furnished to the CFBC Board regarding CBH's business, operations, financial condition and future prospects, and the results of the due diligence investigation conducted by CFBC's management and advisors;

                  iii) the advice of Berwind, the detailed financial analyses, pro forma results and other information presented by Berwind to the CFBC Board, including a comparison on the value of the consideration to be paid in the Merger to that paid in other comparable financial institution mergers, and Berwind's opinion that, as of August 12, 1998, the consideration to be received by the shareholders of CFBC was fair from a financial point of view. See " -- Opinion of CFBC's Financial Advisor";

                  iv) the tax free nature of the transaction to CFBC shareholders;

                  v) the CFBC Board's familiarity with and review of the business, financial condition, results of operations and future prospects of CFBC, including the potential growth, development, productivity and profitability of CFBC;

                  vi) the current and prospective environment in which CFBC operates, including economic conditions, the competitive environment for banks and financial institutions generally, the trend toward consolidation in the financial services industry, and the likely effect of those factors on CFBC's potential growth, development and profitability;

                  vii) the compatibility of the respective business and management philosophies of CBH and CFBC, CBH's growing franchise in New Jersey, the likelihood that the combined company would be more likely than CFBC alone to possess the financial and technological resources to compete more effectively in the rapidly changing marketplace for banking and financial services, and the expectation that CBH will continue to provide quality service to the communities and customers served by CFBC;

                  viii) CFBC's possible alternatives to the Merger, including the range of possible values of those alternatives and the timing and likelihood of success in soliciting, negotiating, and actually receiving those values;

                  ix) the review by the CFBC Board with its legal and financial advisors of the provisions of the Merger Agreement;

                  x) the price protection afforded to CFBC's shareholders in the Merger due to the method of calculation of the Exchange Ratio and the ability of the CFBC Board to terminate the Merger Agreement if the Average Price of CBH Common Stock is less than $32.00 per share;

                  xi) the "fiduciary out" provisions in the Merger Agreement and the absence of any "lock-up" stock option;

                  xii) the impact the Merger would be likely to have on the various constituencies served by CFBC, including its shareholders, employees, customers and community;

                  xiii) the provisions of the Merger Agreement on a variety of issues affecting CFBC directors and officers, including covenants that CBH will terminate and pay out in full CFBC's existing change in control agreements with Barry B. Davall, Michael J. Gormley and James A. Kinghorn, that CBH will offer one year employment contracts to each of Messrs. Davall and Kinghorn, and that CBH will appoint four CFBC designees (including Gerard F. Murphy) to the Board of Directors of Commerce Shore, with Mr. Murphy being appointed Vice Chairman of the Board of Directors of Commerce Shore; and

                  xiv) the likelihood, based on CBH's prior acquisition history, the non- overlapping nature of CFBC's and CBH's existing markets and discussions between the respective Chairman of CBH and CFBC that CBH would be more inclined than many other potential acquirors of CFBC to offer continued employment and, in some cases, enhanced employment opportunities, to a large number of current CFBC employees.

         The foregoing does not purport to be a complete list of the matters considered by the CFBC Board in approving the Merger. In approving the Merger, the CFBC Board did not identify any one factor or group of factors as being more important or significant than any other factor in the decision making process.

         Because the CFBC Board concluded that the long-term interests of CFBC and the maximization of value for its shareholders would best be served by combining with CBH under the terms and conditions set forth in the Merger Agreement, CFBC's Board did not solicit or give substantial consideration to any proposals other than the one made by CBH.

         For the reasons described above, the CFBC Board has unanimously approved the Merger Agreement and has determined that the Merger is fair to, and is in the best interest of, CFBC and its shareholders. Accordingly, the CFBC Board unanimously recommends that CFBC shareholders vote "FOR" the adoption and approval of the Merger Agreement.

CBH's Reasons for the Merger

         In reaching its conclusion to approve the Merger, the CBH Board consulted with CBH's senior management, as well as with its legal advisors, and considered various factors, including the following:

                  i) Consistency with CBH Strategy. The effectiveness of the Merger as a method of implementing and accelerating CBH's strategy for long-term growth and enhanced shareholder value. This included (a) increased revenue from the sale of CBH products and services to CFBC customers, (b) the strong CFBC banking franchise with a retail and middle-market focus in important markets in New Jersey, (c) a bank with similar approaches to customer services, credit quality, expense reduction, and growth and (d) opportunities to leverage capacity in technology over a larger asset and customer base and to realize other expense savings.

                ii) Certain Financial Information. Certain financial information about the Merger, CBH and CFBC. This information included, but was not limited to, information with regard to respective recent and historical stock performance, valuation analyses, pro forma analyses, comparative financial data, and comparable merger and acquisition transactions as presented by CBH's senior management. CBH senior management also commented on its due diligence review.

                  iii) Certain Nonfinancial Information. Certain nonfinancial terms and the structure of the Merger, including information about the terms of the Merger Agreement.

                  iv) Regulatory Approvals. The likelihood of the Merger being approved by the appropriate regulatory authorities. See "-- Regulatory Approvals."

         The foregoing discussion of the information and factors considered by the CBH Board is not intended to be exhaustive but includes all material factors considered by the CBH Board. In reaching its determination to approve the Merger, the CBH Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, and considering, among other things, the matters discussed above, the CBH Board unanimously approved the Merger Agreement and the transactions contemplated thereby, as being in the best interests of CBH and its shareholders.

Opinion of CFBC's Financial Advisor

         Since October 1997, Berwind Financial, L.P. ("Berwind") has formally acted as financial advisor to CFBC on a contractual basis. Berwind was retained to provide general financial advisory services to CFBC based on its qualifications, expertise and experience. Berwind has knowledge of, and experience with, New Jersey, Pennsylvania and surrounding banking markets as well as banking organizations operating in those markets and was selected by CFBC because of its knowledge of, experience with, and reputation in the financial services industry. Berwind, as part of its investment banking business, is engaged regularly in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.

         On August 12, 1998, CFBC's Board of Directors approved and executed the Merger Agreement. On August 12, 1998, Berwind delivered its opinion (the "August Opinion") to the CFBC Board stating that, as of such date, the consideration to be received in the Merger was fair to the shareholders of CFBC from a financial point of view. Berwind delivered an updated opinion to the same effect as of October ___, 1998, and is attached as Annex C to this Proxy Statement-Prospectus (the "Proxy Opinion").

         The full text of the Proxy Opinion that sets forth assumptions made, matters considered and limits on the review undertaken is attached hereto as Annex C. No limitations were imposed by the CFBC Board upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering its August Opinion or its Proxy Opinion. CFBC's shareholders are urged to read both this section and the Proxy Opinion in their entirety. Berwind's Proxy Opinion is directed to the consideration that will be received in the Merger and does not constitute a recommendation to any holder of CFBC Common Stock as to how such holder should vote at the Meeting. The summary of the Proxy Opinion of Berwind set forth in this Proxy Statement-Prospectus is qualified in its entirety by reference to the full text of the opinion itself set forth as Annex C hereto.

         In rendering its Proxy Opinion, Berwind: (i) reviewed the historical financial performances, current financial positions and general prospects of CFBC and CBH; (ii) reviewed the Merger Agreement; (iii) reviewed and analyzed the stock market performance of CFBC and CBH; (iv) studied and analyzed the consolidated financial and operating data of CFBC and CBH; (v) considered the terms and conditions of the proposed Merger as compared with the terms and conditions of comparable bank and bank holding company mergers and acquisitions;
(vi) met and/or communicated with certain members of CFBC's and CBH's senior management to discuss their respective operations, historical financial statements, and future prospects; (vii) reviewed this Proxy Statement-Prospectus, and (viii) conducted such other financial analyses, studies and investigations as Berwind deemed appropriate.

         In delivering its August Opinion and Proxy Opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on CBH or CFBC that would have a material adverse effect on the contemplated benefits of the Merger. Berwind also assumed that there will not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of CBH after the Merger.

         Berwind relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinions. With respect to CFBC's and CBH's financial forecasts reviewed by Berwind in rendering its opinions, Berwind assumed that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CFBC and CBH as to the future financial performance of CFBC and CBH. Berwind did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of CFBC or CBH nor was it furnished with any such appraisal. Berwind also did not independently verify and has relied on and assumed that all allowances for loan and lease losses set forth in the balance sheets of CFBC and CBH were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements.

         The following is a summary of selected analyses prepared by Berwind and presented to the CFBC Board in connection with the August Opinion and analyzed by Berwind in connection with the August and Proxy Opinions. In connection with delivering its Proxy Opinion, Berwind updated certain analyses described above to reflect current market conditions and events occurring since the date of the August Opinion. Such reviews and updates led Berwind to conclude that it was not necessary to change the conclusions it had reached in connection with rendering the August Opinion.

         Comparable Companies and Comparable Acquisition Transaction Analyses. Berwind compared selected financial and operating data for CFBC with those of a peer group of selected banks and bank holding companies with assets between $155 million and $260 million, as of the most recent financial period publicly available, headquartered in New Jersey. Berwind also compared selected stock market data for CFBC with those of a peer group of selected banks and bank holding companies with assets less than $300 million, as of the most recent financial period publicly available, headquartered in New Jersey. Financial, operating and stock market data, ratios and multiples compared in the analysis of the CFBC peer groups included but were not limited to: return on average assets, return on average shareholders' equity, shareholders' equity to assets ratio, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months) and dividend yield.

         Berwind also compared selected financial, operating and stock market data for CBH with those of a peer group of selected banks and bank holding companies with assets between $2.7 billion and $7.0 billion, as of the most recent period publicly available, headquartered in New Jersey and Pennsylvania. Financial, operating and stock market data, ratios and multiples compared in the analysis of the CBH peer group included but were not limited to: return on average assets, return on average shareholders' equity, shareholders' equity to asset ratios, certain asset quality ratios, price to book value, price to tangible book value, price to earnings (latest twelve months, estimated 1998 and estimated 1999) and dividend yield.

         Berwind also compared the multiples of book value, tangible book value and latest twelve months' earnings inherent to the Merger with the multiples paid in recent acquisitions of banks and bank holding companies that Berwind deemed comparable. The transactions deemed comparable by Berwind included both interstate and intrastate acquisitions announced during the twelve months preceding the date of the proxy opinion, in which the selling institution's assets were between $100 million and $300 million as of the most recent period publicly available prior to announcement. Berwind compared transactions located throughout the country and analyzed those transactions in three groups: a national group (68 banks), a regional group (5 banks), and a performance group (12 banks). The national group included commercial banking institution transactions throughout the United States; the regional group included transactions involving commercial banking institutions located in New Jersey and Pennsylvania; and the performance group included transactions involving commercial banking institutions with return on average assets greater than or equal to 1.0% and return on average shareholders' equity greater than or equal to 12.0% and shareholders' equity as a percentage of total assets less than or equal to 8.0%.

         No company or transaction, however, used in this analysis is identical to CFBC, CBH or the Merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

         Discounted Dividend Analyses. Using discounted dividend analyses, Berwind estimated the present value of CFBC's Common Stock after a five year period by applying a range of earnings multiples to CFBC's terminal year earnings under various growth assumptions. The range of multiples used reflected a variety of scenarios regarding the growth and profitability prospects of CFBC. The terminal values were then discounted to present value using discount rates, reflecting different assumptions regarding the rates of return required by holders or prospective buyers of CFBC's Common Stock.

         Pro Forma Contribution Analysis. Berwind analyzed the changes in the amount of earnings, book value and dividends represented by one share of CFBC stock prior to the Merger and the number of shares of CBH stock after the Merger resulting from the Exchange Ratio. The analysis considered, among other things, the changes that the Merger would cause to CFBC's earnings per share, book value per share and indicated dividends. In reviewing the pro forma combined earnings, equity and assets of CBH based on the Merger with CFBC, Berwind analyzed the contribution that CFBC would have made to the combined company's earnings, equity and assets as of and for the most recent quarterly period ended as of the date of the Proxy Opinion. Berwind also reviewed the percentage ownership that CFBC shareholders would hold in the combined company.

         In connection with rendering its August Opinion and Proxy Opinion, Berwind performed a variety of financial analyses. Although the evaluation of the fairness, from a financial point of view, of the consideration to be paid in the Merger was to some extent a subjective one based on the experience and judgment of Berwind and not merely the result of mathematical analysis of financial data, Berwind principally relied on the previously discussed financial valuation methodologies in its determinations. Berwind believes its analyses must be considered as a whole and that selecting portions of such analyses and factors considered by Berwind without considering all such analyses and factors could create an incomplete view of the process underlying Berwind's opinions. In its analysis, Berwind made numerous assumptions with respect to business, market, monetary and economic conditions, industry performance and other matters, many of which are beyond CFBC's and CBH's control. Any estimates contained in Berwind's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

         In reaching its opinion as to fairness, none of the analyses performed by Berwind was assigned a greater or lesser weighting by Berwind than any other analysis. As a result of its consideration of the aggregate of all factors present and analyses performed, Berwind reached the conclusion, and opined, that the consideration to be received in the Merger as set forth in the Merger Agreement, is fair from a financial point of view to CFBC and its shareholders.

         Berwind's Proxy Opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its Proxy Opinion was delivered; events occurring after the date of its Proxy Opinion could materially affect the assumptions used in preparing its Proxy Opinion. Berwind has not undertaken to reaffirm and revise its Proxy Opinion or otherwise comment upon any events occurring after the date thereof.

         Pursuant to the terms of the engagement letter dated October 23, CFBC has agreed to pay Berwind a fee (the "Berwind Fee") equal to .75% of the value of the Merger for serving as financial advisor. The Berwind Fee is payable $100,000 upon the issuance of the August Opinion and the remainder, less all previously paid fees, shall be payable upon the consummation of the Merger. Whether or not the Merger is consummated, CFBC has also agreed to indemnify Berwind and certain related persons against certain liabilities relating to or arising out of its engagement.

         Berwind has filed a written consent with the SEC relating to the inclusion of its fairness opinion and the references to such opinion and to Berwind in the Registration Statement in which this Proxy Statement-Prospectus is included. In giving such consent, Berwind did not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Interests of Certain Persons

                  In considering the recommendations of the CFBC Board with respect to the Merger, shareholders of CFBC should be aware that certain members of the CFBC Board and management of CFBC have certain interests in the Merger that may be in addition to or different from the interests of shareholders of CFBC generally. The CFBC Board was aware of these interests and considered them, among other factors, in approving the Merger. These interests are summarized below.

         Change in Control Agreements with CFBC Senior Management. Three members of CFBC's senior management, Barry B. Davall, Michael J. Gormley and James A. Kinghorn, all had change in control agreements with CFBC providing them with certain benefits in the event of a "Change in Control", as defined therein, of CFBC or a termination of employment under certain circumstances. In general, these benefits included the right to receive a payment by CFBC, upon either a termination of employment by the employee for a "Good Reason", as defined therein, a termination of employment by CFBC for other than for cause or a "Change in Control", as defined therein, in an amount equal to three times, in the case of Mr. Davall, and twice, in the case of each of Messrs. Gormley and Kinghorn, the highest annual compensation (including only salary and cash bonus), paid to such employee during any of the three calendar years immediately prior to the date of termination of such employee.

         Each of the change in control agreements with Messrs. Davall, Gormley and Kinghorn will be terminated and paid out in full in an amount equal to $___________, $___________ and $__________, respectively, upon the consummation of the Merger. In addition, each of Messrs. Davall and Kinghorn will be offered one year employment agreements with CBH upon the consummation of the Merger under which they will receive an annual base salary of $157,500 and $81,750, respectively.

         Designation of Gerard F. Murphy, CFBC's Chairman of the Board, Nicholas
A. D'Apolito, Frank J. Patock, Jr. and Duncan C. Thecker to the Commerce Shore Board. In the Merger Agreement, CBH has agreed to have Messrs. Murphy, D'Apolito, Patock and Thecker elected to the Board of Directors of Commerce Shore effective upon completion of the Merger with Mr. Murphy being appointed as Vice Chairman of the Commerce Shore Board.

         Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that CBH will indemnify the past and present directors, officers and employees of CFBC against certain liabilities (and will advance certain expenses) following the Effective Date, to the fullest extent that such persons would have been entitled to indemnification (or to advancement of certain expenses) under the laws of the State of New Jersey and the CFBC Certificate and Bylaws as in effect on the date of the Merger Agreement.

         Employee Stock Options. CFBC has granted stock options to certain key employees, including directors and officers who are also employees, under the CFBC Stock Option Plan (as amended, the "CFBC Option Plan"). Options granted pursuant to the CFBC Stock Option Plan are Incentive Stock Options within the meaning of Section 422 of the Code, and vest in not more than five years from the date of grant unless all or part are accelerated upon a "Change in Control", as defined in the CFBC Option Plan. Unless terminated earlier by the option's terms, the Incentive Stock Options under the CFBC Stock Option Plan expire ten years after the date they are granted. Pursuant to the CFBC Option Plan and as of the date of this Proxy Statement- Prospectus, options to purchase 87,035 shares of CFBC Common Stock are exercisable by their terms. Pursuant to the terms of the CFBC Option Plan and the individual stock option agreements with executive officers, directors and certain other employees, options to purchase 87,035 shares of CFBC Common Stock will become exercisable upon a Change in Control. The consummation of the Merger Agreement will constitute a "Change in Control" for purposes of the CFBC Option Plan. Accordingly, currently unvested options issued pursuant to the CFBC Option Plan will become exercisable upon consummation of the Merger Agreement.

         The following table sets forth with respect to Barry B. Davall (i) the number of shares covered by options held by such person, (ii) the number of shares covered by options held by such person that are currently exercisable,
(iii) the number of shares covered by options held by such person that will become exercisable upon consummation of the Merger Agreement, (iv) the weighted average exercise price for such exercisable options held by such person, and (v) the aggregate value of such exercisable options based upon the per share value (i.e., stock price less option exercise price of CFBC Common Stock on the Record
Date).

                                                                     Options
                                                                    Exercisable    Weighted Average     Aggregate
                                                      Options      Upon Approval  Exercise Price Per    Value of
                                                     Currently     of the Merger  Share Exercisable    Exercisable
                                     Options Held   Exercisable      Agreement          Option          Options
                                     ------------   ------------   -------------   ----------------   ------------
Davall, Barry B...................      32,278         16,420         32,278            $6.32           $699,787

         Stock Options for Non-Employee Directors. CFBC has granted stock options to certain non-employee directors under the CFBC 1996 Stock Option Plan for Non-Employee Directors (the "CFBC Director Plan"). Options granted pursuant to the CFBC Director Plan are NonQualified Stock Options under the Code and vest in not more than five years from the date of grant unless all or part are accelerated upon a "Change in Control" (as defined in the CFBC Director Plan). Unless terminated earlier by the option's terms, the Non-Qualified Stock Options under the CFBC Director Plan expire ten years after the date they are granted. Pursuant to the terms of the individual stock option agreements with directors, options to purchase 140,481 shares of CFBC Common Stock are outstanding as of the Record Date, and all are fully vested.

         The following table sets forth with respect to the named directors therein and all directors as a group (collectively, the "Director Group") (i) the number of shares covered by options held by such persons, (ii) the number of shares covered by options held by such persons that are currently exercisable,
(iii) the number of shares covered by options held by such persons that will become exercisable upon consummation of the Merger Agreement, (iv) the weighted average exercise price for such exercisable options held by such persons, and
(v) the aggregate value of such exercisable options based upon the per share value (i.e., stock price less option exercise price of CFBC Common Stock on the Record Date).

                                                                     Options
                                                                    Exercisable    Weighted Average     Aggregate
                                                      Options      Upon Approval  Exercise Price Per    Value of
                                                     Currently     of the Merger  Share Exercisable    Exercisable
                                     Options Held   Exercisable      Agreement          Option          Options
                                     ------------   ------------   -------------   ----------------   ------------
D'Apolito, Nicholas A.............      15,609         15,609         15,609           $ 8.69        $  301,433
Greca, Joseph G ..................      15,609         15,609         15,609             8.69           301,433
Grossman, M.D., Robert B..........      15,609         15,609         15,609             8.69           301,433
James, Arthur E...................      15,609         15,609         15,609             8.69           301,433
Murphy, Gerald F..................      15,609         15,609         15,609             8.69           301,433
Patock, Jr., Frank J..............      15,609         15,609         15,609             8.69           301,433
Spadavecchia, Joanne..............      15,609         15,609         15,609             8.69           301,433
Spector, Gabriel E................      15,609         15,609         15,609             8.69           301,433
Thecker, Duncan C.................      15,609         15,609         15,609             8.69           301,433
Director Group, including the nine
directors named above (9 persons in
total)............................     140,481        140,481         140,481          $ 8.69        $2,712,895

         Other Matters Relating to the CFBC Employee Benefit Plans. The Merger Agreement provides for CBH to assume all outstanding employee stock options to purchase shares of CFBC Common Stock on the Effective Date in accordance with the terms of the CFBC Option Plan, the CFBC Director Plan and the individual stock option agreements, provided that such options shall thereafter be exercisable for a number of shares of CBH Common Stock reflecting the Exchange Ratio.

Certain Federal Income Tax Consequences of the Merger

         The following is a summary of the anticipated material federal income tax consequences of the Merger to CBH, CFBC and the shareholders of CFBC. The discussion is based on current provisions of the Code, applicable Treasury Regulations and the applicable judicial and administrative interpretations on the date hereof, any of which is subject to change at any time. It is based upon the parties' understanding of the federal income tax laws as currently interpreted and does not address issues of state or local taxation. The summary of the anticipated material federal income tax consequences of the Merger to the shareholders of CFBC which follows is limited to those persons who hold shares of CFBC Common Stock as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Code. The following discussion does not address all aspects of federal income taxation that may be important to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the federal income tax laws (including life insurance companies, foreign persons, tax-exempt entities, holders who acquired their common stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold, directly or indirectly, 10% or more of CFBC Common Stock or any class of CFBC Common Stock) and does not address any aspect of state, local or foreign taxation. No rulings have been or will be requested from the IRS with respect to any of the matters discussed herein. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not alter the tax consequences set forth below.

         It is a condition to the Merger that CBH and CFBC will receive an opinion of counsel, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

         Tax Consequences to CBH and CFBC. No gain or loss will be recognized by CBH or CFBC as a result of the Merger.

         Receipt of CBH Common Stock in Exchange for CFBC Common Stock. A CFBC shareholder who receives shares of CBH Common Stock in exchange for shares of CFBC Common Stock (including any fractional shares to which they may be entitled) will not recognize federal gain or loss upon receipt of such shares of CBH Common Stock. The shareholder's tax basis in the stock received (including any fractional shares to which they may be entitled) will be the same as the shareholder's tax basis in the shares exchanged in the Merger. The holding period of the CBH Common Stock received by the shareholders of CFBC in the Merger (including any fractional shares to which they may be entitled) will include the period during which the shares of CFBC Common Stock was held as a capital asset as of the completion of the Merger. The receipt of cash by CFBC shareholders in lieu of fractional shares of CBH Common Stock will be treated as a distribution in redemption of their fractional stock interests, subject to the provisions and limitations of Section 302 of the Code.

         This federal income tax discussion is for general information only and may not apply to all holders of CFBC Common Stock. Such holders are urged to consult their tax advisors as to the specific tax consequences to them of the Merger.

Business Pending Consummation and Related Matters

         Pursuant to the Merger Agreement, each of CFBC and CBH has made certain covenants, with respect to itself and its subsidiaries, relating to the conduct of business pending consummation of the Merger. Among other things, CFBC agreed (except as otherwise contemplated by the Merger Agreement or with the written consent of CBH) not to: (i) conduct its business other than in the ordinary and usual course; (ii) pay dividends above certain specified levels (i.e., $.10 per share on an annualized basis) or redeem or otherwise acquire shares of its capital stock, issue additional shares of its capital stock (except upon the exercise of currently outstanding stock options) or give any person the right to acquire any such shares; (iii) increase any salaries or employee benefits or enter into or modify any employee benefit plans, except for certain increases in the ordinary course of business and certain changes required by law or to satisfy pre-existing contractual obligations; or (iv) dispose of any of its material assets, business or property or acquire any material business or property of any other entities.

Commitments with Respect to Other Offers

         Under the Merger Agreement, CFBC has agreed that it will not, without the prior written consent of CBH and subject to the fiduciary duties of its board of directors, solicit or encourage inquiries or proposals with respect to, or engage in negotiations concerning, or provide any confidential information to, or have any discussions with, any third party relating to the acquisition of a substantial equity interest in, or a substantial portion of the assets of, CFBC.

Regulatory Approvals

         The Merger is subject to prior approval by the Federal Reserve Board under the BHCA. Under the BHCA, the Federal Reserve Board considers the financial and managerial resources of the companies involved and whether the proposed transaction can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. In addition, the Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have an inadequate capital position or if the acquiring organization does not meet the requirements of the Community Reinvestment Act of 1977.

         The Merger is also subject to the approval of the New Jersey state bank regulatory authority. In addition, the merger of Tinton Falls with and into Commerce Shore requires approval of the OCC.

         Applications have been filed by CBH with the Federal Reserve Board, the New Jersey Department of Banking and Insurance and the OCC.

         We cannot assure you that such regulatory approvals will be obtained or as to the dates of any of such approvals, and we cannot consummate the Merger in the absence of such regulatory approvals. Furthermore, we cannot assure you that such approvals will not contain a condition or requirement which causes such approvals to fail to satisfy the conditions contained in the Merger Agreement. See "-- Conditions to Consummation." Likewise we cannot assure you that the United States Department of Justice will not challenge the Merger, or, if such challenge is made, as to the result thereof.

Conditions to Consummation

         Under the Merger Agreement, various conditions are required to be satisfied before the parties are obligated to complete the Merger. For the most part these conditions are customary and include such items as the receipt of stockholder, regulatory, and NYSE listing approval, the receipt of corporate and tax legal opinions. In addition, the obligations of the parties are subject to the continued accuracy of the other party's representations and warranties, the performance by the other party of its obligations under the Merger Agreement, and the absence of any events or changes with respect to the other party having, or which reasonably could be expected to have, an adverse effect on the other party. Each of these three conditions is subject to a "materiality" standard. The approval of the CFBC shareholders and certain regulatory authorities as discussed elsewhere in this Proxy Statement-Prospectus is also required in order to consummate the Merger. Certain of the conditions to the Merger may be waived by the company entitled to assert the condition.

Termination

         The Merger Agreement may be terminated by mutual agreement of the CFBC Board and the CBH Board. The Merger Agreement may also be terminated by either the CFBC Board or the CBH Board (i) if the Merger does not occur on or before March 31, 1999 or (ii) if the requisite approval of the CFBC shareholders or the Federal Reserve Board are not obtained.

         In addition, the Merger Agreement may be terminated by the CFBC Board, at its sole option, if the Average Price is below $32.00 (a "Termination Event").

         It is not possible to know whether a Termination Event will occur until after the determination of the Average Price. The CFBC Board has not made any determination as to whether it would exercise its right to terminate the Merger Agreement if there is a Termination Event, and you should not assume that the CFBC Board would exercise such right if the Average Price is below $32.00. In considering whether to exercise its termination right in such situation, the CFBC Board would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel. Approval of the Merger Agreement by the shareholders of CFBC at the Meeting will confer on the CFBC Board the power, consistent with its fiduciary duties, to elect either to terminate the Merger or to consummate the Merger in the event of a Termination Event and without any further action by, or resolicitation of, the shareholders of CFBC. If the CFBC Board elects to exercise its termination right, CFBC must give CBH prompt notice of that decision.

         The foregoing discussion is qualified in its entirety by reference to the applicable provisions in the Merger Agreement (a copy of which is set forth as Annex A and Annex B to this Proxy Statement-Prospectus) relating to a possible Termination Event.

         CFBC shareholders should be aware that the market price of CBH Common Stock between the determination of the Average Price and the Effective Date, as well as on the date certificates representing shares of CBH Common Stock are delivered in exchange for shares of CFBC Common Stock following consummation of the Merger, will fluctuate and possibly decline and the value of the CBH Common Stock actually received by holders of CFBC Common Stock may be more or less than
(i) the Average Price, or (ii) the value of the CBH Common Stock on the Effective Date resulting from the Exchange Ratio.

Resale of CBH Common Stock

         The CBH Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any CFBC stockholder who is considered to be an "affiliate" of CBH or CFBC for purposes of Rule 145 under the Securities Act or of CBH for purposes of Rule 144 under the Securities Act. The definition of "affiliate" is complex and depends on the specific facts, but generally encompasses directors, senior officers, 10% shareholders and any other person with the power to direct the management and policies of the issuer in question.

         Shareholders who are affiliates of CBH or CFBC may not sell shares of CBH Common Stock received in the Merger except (a) pursuant to an effective registration under the Securities Act, (b) in compliance with an exemption from the registration requirements of the Securities Act or (c) in compliance with Rule 144 and Rule 145 of the Securities Act. Generally, those rules permit resales of stock received in a registered offering by an affiliate of CBH or CFBC as long as CBH has complied with certain reporting requirements and the selling stockholder complies with certain volume and manner of sale restrictions set forth in rule 144 and Rule l45.

         In addition, all of the affiliates of CBH and CFBC have agreed not to sell any CBH or CFBC securities until the date on which financial results of the combined operations of CFBC and CBH covering at least 30 days after the completion of the Merger have been published (within the meaning of Section
201.01 of the SEC's Codification of Financial Reporting Policies) by CBH in an effective registration statement, Annual Report on Form 10-K, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed with the SEC, or any publicly disclosed quarterly earnings report or press release or other authorized public disclosure by CBH that includes the combined results of operation of CFBC and CBH. These restrictions are intended to fulfill one of the requirements for pooling accounting treatment for the Merger.

No Dissenters' Appraisal Rights

         Under the NJBCA, CFBC shareholders do not have any right to dissent from the Merger and receive the appraised value of their shares in cash in connection with the Merger.

Accounting Treatment

         It is expected that the Merger, if consummated, will qualify as a transaction to be accounted for in accordance with the pooling of interests method of accounting under Opinion No. 16, Business Combinations, of the Accounting Principles Board of the American Institute of Certified Public Accountants. Under this accounting method, the assets and liabilities of CFBC will be carried forward to CBH at their historical recorded bases. The reported balance sheet amounts and results of operations and the separate corporations for prior periods will be combined, reclassified and conformed, as appropriate, to reflect the combined financial position and results of operations for CBH.

Certain Effects of the Merger

         The purpose of the Merger is to combine CBH and CFBC. This is being done through the merger of CFBC with CBH. As a result of the Merger, the former holders of CFBC Common Stock will receive CBH Common Stock and no longer have any direct interest in CFBC or be able to vote with respect to the future affairs of CFBC. Although former holders of CFBC Common Stock will no longer enjoy the possibility of a direct interest in any future appreciation in their equity interest in CFBC, after the Merger such former holders will enjoy the possibility of future appreciation in their equity interest in CBH.

         The current Certificate and Bylaws of CBH will continue as its certificate and bylaws after the completion of the Merger and will govern the CBH Common Stock and management of CBH thereafter. See "DESCRIPTION OF CBH CAPITAL STOCK" and "CERTAIN DIFFERENCES IN THE RIGHTS OF CFBC AND CBH SHAREHOLDERS."

         Following completion of the Merger, the CFBC Common Stock will be removed from trading on the OTC BB. CFBC expects that the CFBC Common Stock will continue to be listed and traded on the OTC BB until the consummation of the Merger.

New York Stock Exchange Listing

         The Merger Agreement requires CBH to file an application with the NYSE for approval to list the shares of CBH Common Stock issued in the Merger on the New York Stock Exchange, subject to official notice of issuance.

Waiver; Amendment

         Prior to the Effective Date, any provision of the Merger Agreement may be: (i) waived by the party benefitted by the provision; or (ii) amended or modified at any time by an agreement in writing among the parties thereto, approved by their respective Boards of Directors and executed in the same manner as the Merger Agreement, provided that, after approval by the shareholders of CFBC, such amendment, modification or waiver does not result in the reduction in the Exchange Ratio or result in a materially adverse tax or other effect to the holders of CFBC Common Stock.

           COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

         CBH Common Stock is listed on the NYSE (and prior to September 26, 1996, on the NASDAQ National Market) under the ticker symbol of "CBH". CFBC Common Stock is listed on the OTC BB under the symbol "CFST".

         The tables below set forth, for the calendar quarters indicated, the reported high and low closing prices of CBH Common Stock and CFBC Common Stock as reported on the NYSE and OTC BB, respectively, and in each case based on published financial sources, and the dividends declared on such stock.

                                                    CBH Common Stock                  CFBC Common Stock
                                            --------------------------------- ---------------------------------
                                                                      Cash                              Cash
                                                 Market Price      Dividends       Market Price      Dividends
                                            ----------------------            ----------------------
                                               High        Low      Declared     High        Low      Declared
                                            ----------- ---------- ---------- ---------- ----------- ----------
1996
First quarter..............................   $16.59     $ 14.61     $0.12     $ (2)      $  (2)     $  ---
Second quarter.............................    17.95       14.69      0.12       (2)         (2)        .04
Third quarter..............................    20.31       15.23      0.13       7.92       7.70        ---
Fourth quarter.............................    24.03       18.69      0.13       8.58       7.86        .05

1997
First quarter..............................   $24.38     $ 20.95     $0.15     $ 8.72     $ 7.93        ---
Second quarter.............................    29.53       21.05      0.15      10.19       8.15        .05
Third quarter..............................    30.91       27.42      0.15      11.66       9.22        ---
Fourth quarter.............................    39.23       28.63      0.15      11.76       9.80        .05

1998
First quarter..............................   $44.05     $ 34.45     $0.18     $15.69     $ 11.76       ---
Second quarter.............................    48.70       42.59      0.19(1)   22.00       14.71       .05
Third quarter (thru October ___, 1998)....    $[   ]     $ [   ]     $[   ]    $[   ]     $ [   ]       ---

----------------------
(1) Excludes the one time special cash dividend of $0.20 per share declared on June 29, 1998.

(2) CFBC became an active bank holding company for Tinton Falls on April 10, 1996. Prior to April 10, 1996, Tinton Falls' Common Stock was not traded on any exchange, there was no established trading market for Tinton Falls' Common Stock and trading was limited. Therefore, no reported high and low closing prices were available and have been provided for the first and second quarters of 1996.

         On August 12, 1998, the last business day prior to public announcement of the execution of the Merger Agreement, the last reported sale prices per share of CBH Common Stock on the NYSE and CFBC Common Stock on the OTC BB were $41.6875 and $24.00, respectively. On [ ], 1998, the last practicable trading day prior to the mailing of this Proxy Statement-Prospectus, such prices were
$[      ] and $[       ], respectively.

         CFBC and CBH shareholders are urged to obtain current market quotations for CBH Common Stock and CFBC Common Stock prior to mailing any decision with respect to the Merger. We cannot assure you of the market prices of CBH Common Stock or CFBC Common Stock at any time before the Effective Date or as to the market price of CBH Common Stock thereafter. CFBC Common Stock is not listed for trading on any securities exchange or any automated dealer quotation system. There is no established public trading market for CFBC Common Stock, its trading has been extremely limited and CFBC does not regard the information that it receives regarding particular transactions in CFBC Common Stock as being indicative of the market price which would exist were the CFBC Common Stock more heavily traded.

         The Merger Agreement provides for the filing of a listing application with the NYSE covering the shares of CBH Common Stock to be issued in the Merger. It is a condition to consummation of the Merger that such shares be authorized for listing on the NYSE, subject to official notice of issuance.

                           FORWARD-LOOKING STATEMENTS

         This Proxy Statement-Prospectus contains statements that may be "forward-looking". In particular, some of the statements in "SUMMARY -- Recent Developments", "THE MERGER -- CBH's Reasons for the Merger", "-- Recommendation of the CFBC Board; CFBC's Reasons for the Merger", "-- Opinion of CFBC's Financial Advisor" and in the summaries of these sections, may be forward-looking. We want to caution you that given the recent developments in the banking industry, it is difficult, if not impossible, to predict accurately what will happen to CBH's and CFBC's businesses in the future. Some of these developments are discussed or referred to in "SUMMARY -- Recent Developments", and we urge you to read that information carefully. As a consequence of these uncertainties, it could be that some of the assumptions that we made in approving and recommending the Merger -- particularly with regard to how CBH and CFBC are likely to perform relative to each other in the future -- could be wrong and our actual results could differ materially. Errors in our assumptions could mean that the Exchange Ratio was too high or too low, or possibly even that the Merger was inadvisable.

         While this certainly is not our expectation, as a result of our advising you of this uncertainty the new "safe harbor" section of the Private Securities Litigation Reform Act of 1995 provides certain protection for CBH, as a reporting company under the Securities Exchange Act of 1934, as amended (including the rules and regulations thereunder, the "Exchange Act"), for any forward-looking statements that ultimately are proven inaccurate.

                                BUSINESS OF CFBC


General

         Financial and other information relating to CFBC is set forth in CFBC's Consolidated Financial Statements which are included in this Proxy Statement-Prospectus. See "CONSOLIDATED FINANCIAL STATEMENTS OF CFBC."

History and Business

         Community First Banking Company ("CFBC") is a one-bank holding company headquartered in Tinton Falls, New Jersey. CFBC has one bank subsidiary, Tinton Falls State Bank ("Tinton Falls"), which is a New Jersey chartered commercial bank. Tinton Falls currently accounts for substantially all of the total assets and the net income of CFBC.

         Tinton Falls engages in a full service commercial and retail banking business from seven offices in Monmouth County, New Jersey. These commercial and retail banking services are provided by Tinton Falls primarily to consumers and small to mid-size companies within its primary service area (i.e., Monmouth County, New Jersey). Lending services are focused on commercial real estate and commercial and consumer lending to local borrowers. Tinton Falls' lending and investing activities are funded principally by deposits gathered through its retail branch offices.

         Tinton Falls was incorporated in the State of New Jersey on August 22, 1988, and was subsequently granted a charter by the New Jersey Department of Banking and commenced operations on February 18, 1989. Tinton Falls opened its first two branch offices in 1991 and has continued to expand in its operating area. In addition to its main office, Mortgage Division and Operations Center, all in Tinton Falls, New Jersey, Tinton Falls has another branch in that municipality, and one branch in each of Fair Haven, Middletown, Ocean, Red Bank and West Long Branch, New Jersey.

         In 1996, CFBC was formed as a holding company for Tinton Falls, and CFBC continues to operate Tinton Falls as its primary operating subsidiary.

         As of June 30, 1998, on a consolidated basis, CFBC had total assets of approximately $186.7 million, total deposits of approximately $172.5 million, and total shareholders' equity of approximately $13.0 million.

         CFBC maintains its executive offices at 656 Shrewsbury Avenue, Tinton Falls, New Jersey 07701; telephone 732-747-5252.

         For additional information regarding CFBC's business, see "CONSOLIDATED FINANCIAL STATEMENTS OF CFBC."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CFBC


Six Months Ended June 30, 1998 and 1997

         Capital Resources

         At June 30, 1998, stockholders' equity totaled $13.0 million or 6.97% of total assets, compared to $12.0 million or 7.27% of total assets at December 31, 1997.

         The table below presents CFBC's and Tinton Falls' risk-based and leverage ratios as of June 30, 1998 and 1997:

                                                                                          Per Regulatory Guidelines
                                                                                          -------------------------
                                                            Actual                        Minimum "Well Capitalized"

                                                    Amount         Ratio        Amount        Ratio          Amount      Ratio
                                                    ------         -----        ------        -----          ------      -----
CFBC -
As of June 30, 1998 -
  Risk based capital ratios:
     Tier 1                                       $13,021,000      10.02%     $ 5,196,000      4.00%      $ 7,795,000     6.00%
     Total capital                                 14,321,000       11.02      10,393,000       8.00       12,991,000    10.00
   Leverage ratio                                  13,021,000        6.97       5,602,000       3.00        9,337,000     5.00

As of June 30, 1997
  Risk based capital ratios:
     Tier 1                                       $10,958,000      10.86%     $ 4,036,000      4.00%      $ 6,054,000     6.00%
     Total capital                                 11,941,000       11.84       8,071,000       8.00       10,089,000    10.00
  Leverage ratio                                   10,958,000        7.24       4,544,000       3.00        7,573,000     5.00

Tinton Falls -
As of June 30, 1998 -
  Risk based capital ratios:
     Tier 1                                       $12,935,000       9.96%     $ 5,196,000      4.00%      $ 7,795,000     6.00%
     Total capital                                 14,235,000       10.96      10,393,000       8.00       12,991,000    10.00
  Leverage ratio                                   12,935,000        6.93       5,602,000       3.00        9,337,000     5.00

As of June 30, 1997
  Risk based capital ratios:
     Tier 1                                       $10,948,000      10.85%     $ 4,036,000      4.00%      $ 6,054,000     6.00%
     Total capital                                 11,931,000       11.83       8,071,000       8.00       10,089,000    10.00
  Leverage ratio                                   10,948,000        7.23       4,544,000       3.00        7,573,000     5.00

         At June 30, 1998, CFBC's consolidated capital levels and each of CFBC's bank subsidiaries met the regulatory definition of a "well capitalized" financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%. Management believes as of June 30, 1998, that CFBC and its subsidiaries meet all capital adequacy requirements to which they are subject.

         Deposits

         Total deposits at June 30, 1998 were $172.5 million, up $33.2 million over total deposits of $139.3 million at June 30, 1997, and up by $20.5 million or 13% from year end 1997. Deposit growth during the first six months of 1998 included core deposit growth in all categories as well as growth from the public sector.

         Interest Rate Sensitivity and Liquidity

         Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. Through CFBC's Asset/Liability Policy, senior management strives to maintain a consistent net interest rate differential by managing the sensitivity and repricing of its assets and liabilities to interest rate fluctuations. The process of executing interest rate risk management is assisted by the Asset/Liability Management Committee.

         To account for repricing and earnings effects between market sensitive assets and less rate sensitive core deposit accounts, management utilizes a simulation model to project future levels of net interest income under various interest rate environments and balance sheet structures. The "base case" scenario uses the current balance sheet strategy and tests the income effects with flat interest rates, rising rates of 3% and falling rates of 3% over a twelve month period. Management has established guidelines to limit the amount that net interest income can vary within these rate ranges. The guidelines state that a movement in interest rates of +300b.p. or -300b.p. over a twelve month period should not effect net interest income by more than 6%. As of June 30, 1998, CFBC was within the guidelines set forth.

         A traditional form of asset/liability management is the static gap report. This type of report categorizes interest bearing assets and liabilities by repricing or maturity characteristics. On a cumulative basis, as of June 30, 1998, more of CFBC's liabilities than assets repriced in the three month, six month and one year period. A liability sensitive gap may indicate an exposure to earnings if interest rates increase. However, deposits that reprice within one year are predominantly core savings, NOW and money market deposits that are Bank administered. Historically, these accounts have been much less volatile than the prime and Federal funds rates, which to a large degree effect earning asset yields. Therefore, management believes the gap position may overstate the actual risk to earnings over the next twelve month period.

         Liquidity management measures the ability to satisfy current and future cash flow needs as they become due. Maintaining a level of liquid funds through asset-liability management seeks to ensure that these needs are met at a reasonable cost. Principal sources of liquidity are deposit generation and maturities and repayment of loans and investment securities. In addition, Tinton Falls has established lines of credit with the Federal Home Loan Bank, two correspondent banks and other funding sources which further enhance liquidity. There are approximately $14.0 million in lines of credit available for general corporate purposes, with no outstandings at period ending June 30, 1998.

         At June 30, 1998, CFBC had a total of $35.1 million or 19% of total assets in cash and cash equivalents and marketable government and mortgage-backed securities, available for sale. This compares to $31.3 million or 21% at June 30, 1997 and $30.8 million or 19% at December 31, 1997. Investment securities provide cash flow through maturities and periodic repayments of principal.

         Interest Earning Assets

         For the six month period ended June 30, 1998, interest earning assets increased $19.0 million from $151.8 million to $170.8 million. This increase was entirely in the loan portfolio as described below.

         Loans

         During the first six months of 1998, loans increased $15.2 million from $110.6 million to $125.8 million. Loans held for sale totaled $6.9 million on June 30, 1998 as compared to $2.8 million on June 30, 1997 and $4.4 million on December 31, 1997. At June 30, 1998, total loans represented 72.9% of total deposits and 67.3% of total assets. The increase in the loan portfolio was due primarily to commercial and mortgage loan originations.

         The maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range, as of June 30, 1998, are summarized in the following table.

                                                    June 30, 1998
                                               (dollars in thousands)
--------------------------------------------------------------------------------------------------------------------
                                                 Due               Due after One but           Due
                                           within One Year         within Five Years     after Five Years    Total
                                           ---------------         -----------------     ---------------- ----------
Types of Loans:
     Commercial & Industrial                  $   22,260               $   19,385            $   3,617    $   45,262
     Construction                                  2,641                     --                    --          2,641
                                              ----------               ----------            ---------    ----------
                                              $   24,901               $   19,385            $   3,617    $   47,903
Amount of such loans with:
     Predetermined rates                      $    7,603               $   15,154            $   2,777    $   25,534
     Floating or adjustable rates                 17,298                    4,231                  840        22,369
                                              ----------               ----------            ---------     ---------
                                              $   24,901               $   19,385            $   3,617    $   47,903

         Investments

         In total, for the first six months of 1998, securities decreased $2.4 million from $32.4 million to $30.0 million. The available for sale portfolio decreased $1.8 million to $13.8 million from $15.6 million at December 31, 1997, and the securities held to maturity portfolio decreased $600 thousand to $16.2 million at June 30, 1998 from $16.8 million at December 31, 1997. At June 30, 1998, total securities represented 16.1% of total assets.

         Net Income

         Net income for the first six months of 1998 was $1.09 million, an increase of $300 thousand or 38.1% over the $788 thousand for the first six months of 1997. On a per share basis, diluted net income for the first six months of 1998 was $.50 per share, up 31.6% over the $.38 per common share for the respective 1997 period.

         Return on average assets (ROA) and return on average equity (ROE) for the six months ended June 30, 1998 were 1.31% and 17.61%, respectively, compared to 1.12% and 14.82%, respectively, for the same 1997 period.

         Net Interest Income

         Net interest income totaled $5.8 million for the first six months of 1998, an increase of $1.6 million or 38.1% from $4.2 million in the first six months of 1997. The improvement in net interest income was due primarily to volume increases in the loan portfolio.

         Non Interest Income

         Non interest income totaled $706 thousand for the first six months of 1998, an increase of $148 thousand or 26.5% from $558 thousand in the first six months of 1997.

         Non Interest Expense

         For the first six months of 1998, non interest expense totaled $4.4 million, an increase of $1.1 million or 33.3% over the same period in 1997.

         CFBC's operating efficiency ratio (non interest expense, less other real estate expense, divided by net interest income plus non interest income excluding non recurring gains) was 68.3% for the first six months of 1998 as compared to 69.4% for the same 1997 period.

         Loan and Asset Quality

         Total non-performing assets (non-performing loans and other real estate, excluding loans past due 90 days or more and still accruing interest) at June 30, 1998 were $629 thousand, or .34% of total assets compared to $420 thousand or .25% of total assets at December 31, 1997 and $623 thousand or .41% of total assets at June 30, 1997.

         Total non-performing loans (non-accrual loans and restructured loans, excluding loans past due 90 days or more and still accruing interest) at June
30, 1998 were $629 thousand or .50% of total loans compared to $518 thousand or
 .53% of total loans at June 30, 1997 and $420 thousand or .38% of total loans at December 31, 1997. At June 30, 1998, loans past due 90 days or more and still accruing interest amounted to $403 thousand compared to $174 thousand at June
30, 1997 and $1.0 million at December 31, 1997.

         At June 30, 1998 and December 31, 1997, CFBC had no other real estate owned (OREO) recorded, as compared to $105 thousand recorded on June 30, 1997.

         The following summary presents information regarding CFBC's non-performing loans and assets as of June 30, 1998 and the preceding four quarters (dollar amounts in thousands):

                                                  June 30,       March 31,      December 31,   September 30,      June 30,
                                                  --------       ---------      ------------   -------------      --------
                                                   1998            1998            1997             1997            1997
                                                   ----            ----            ----             ----            ----
                                                (unaudited)     (unaudited)                     (unaudited)     (unaudited)
Non-accrual loans:
 Commercial                                       $   15          $    0          $    0          $   15          $    0
 Consumer                                              2               5               0               0               0
 Real Estate:
      Construction                                     0               0               0               0               0
      Mortgage                                       583             504             381             674             518
                                                  ------          ------          ------          ------          ------
             Total non-accrual loans                 600             509             381             689             518
                                                  ------          ------          ------          ------          ------

Restructured loans:
  Commercial                                           0               0               0               0               0
  Consumer                                            29              31              39               0               0
  Real Estate:
      Construction                                     0               0               0               0               0
      Mortgage                                         0               0               0               0               0
                                                  ------          ------          ------          ------          ------
             Total restructured loans                 29              31              39               0               0
                                                  ------          ------          ------          ------          ------

Total non-performing loans                           629             540             420             689             518
                                                  ------          ------          ------          ------          ------

Other real estate                                      0               0               0             105             105
                                                  ------          ------          ------          ------          ------

Total non-performing assets                          629             540             420             794             623
                                                  ------          ------          ------          ------          ------

Loans past due 90 days or more
     and still accruing                              403             256           1,037             267             174
                                                  ------          ------          ------          ------          ------

Total non-performing assets and loans
     past due 90 days or more                     $1,032          $  796          $1,457          $1,061          $  797
                                                  ======          ======          ======          ======          ======

Total non-performing loans as a
    percentage of total period-end loans            0.50%           0.46%           0.38%           0.68%           0.53%

Total non-performing assets as a
    percentage of total period-end assets           0.34%           0.31%           0.25%           0.51%           0.41%

Total non-performing assets and loans
    past due 90 days or more as a
    percentage of total period-end assets           0.55%           0.45%           0.88%           0.68%           0.53%

Allowance for loan losses as a
    percentage of total non-performing            206.68%         216.11%         250.24%         155.01%         157.78%
    loans

Allowance for loan losses as a
    percentage of total period-end loans            1.03%           1.00%           0.95%           1.05%           0.99%

Total non-performing assets and loans
    past due 90 days or more as a
    percentage of stockholders' equity              7.21%           5.81%          11.15%           8.43%           6.67%
    and allowance for loan losses

         The following summary presents an analysis of CFBC's allowance for loan losses and other related data for the six months ended June 30, 1998 and June 30, 1997 and for the fiscal year-ended December 31, 1997 (dollar amounts in thousands):

                                                                                                     Year
                                                                  Six Months Ended                  Ended
                                                            6/30/98             6/30/97           12/31/97
                                                            -------             -------           --------
                                                                     (unaudited)
Balance at beginning of period                              $ 1,051             $   830            $   830
Provisions charged to operating expenses                        246                 172                392
                                                            -------             -------            -------
                                                              1,297               1,002              1,222
Recoveries on loans charged-off
   Commercial                                                     2                   0                  0
   Consumer                                                       2                   2                  4
   Real Estate                                                    4                   0                  0
                                                            -------             -------            -------
Total recoveries                                                  8                   2                  4

Loans charged-off
   Commercial                                                     0                   0                 45
   Consumer                                                       5                  21                 11
   Real Estate                                                    0                   0                119
                                                            -------             -------            -------

Total charged-off                                                 5                  21                175
                                                            -------             -------            -------

Net (recoveries) charge-offs                                     (3)                 19                171
                                                            -------             -------            -------

Balance at end of period                                    $ 1,300             $   983            $ 1,051
                                                            =======             =======            =======

Net charged-offs as a percentage of average loans
outstanding                                                    0.00%               0.02%              0.17%

         The following table details the allocation of the allowance for loan losses to the various categories at June 30, 1998 (dollar amounts in thousands). The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.


           Commercial                                $  919
           Real Estate                                  261
           Installment                                  120
                                                -----------
               Total                                 $1,300
                                                ===========
         Year 2000

         CFBC is aware of the issues associated with the programming code in existing computer systems as the millennium ("year 2000") approaches. The "year 2000" problem is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to "00". The issue is whether computer systems will properly recognize data sensitive information when the year changes to "2000". Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         CFBC is utilizing both internal and external resources to identify, correct or reprogram, and test the systems for the year 2000 compliance. To date, confirmations have been received from CFBC's primary processing vendors that programming changes are being tested to address processing of transactions in the year 2000. Upon consummation of the Merger, CFBC anticipates that the primary account processing functions of CFBC will be integrated with that of CBH and will thus fall under CBH's year 2000 compliance process. Management is currently assessing the year 2000 compliance expense and related potential effect on CFBC's earnings.

Twelve Months Ended December 31, 1997 and 1996

         Results of Operations

         CFBC posted earnings for the year ended December 31, 1997, of $1,816,000 or $1.76 basic per share compared to $1,268,000 or $1.23 basic per share in 1996. The 43% increase in net earnings is primarily attributable to a significant increase in net interest income of Tinton Falls. Tinton Falls' net interest margin for 1997 was 6.42 % up from the 1996 margin of 6.16%. The favorable margin achieved by Tinton Falls is due primarily to our continued high percentage of core deposits to total deposits and the solid returns generated by earning assets.

         Return on average shareholders' equity increased to 16.55% in 1997 compared to 13.59% in 1996 and 11.59% in 1995. Return on average assets increased to 1.22% in 1997 compared to 1.05% in 1996 and .89% in 1995.

         The major source of operating revenues is net interest income, which is the difference between interest income on interest earning assets, consisting primarily of loans and investments and interest expense on interest bearing liabilities, consisting primarily of deposits and borrowings. CFBC's results are also affected by the provision for loan losses, gains and losses on the sales of securities, non-interest expense and income tax expense. Each of these principal components of the CFBC's operating results are discussed below.

Table 1: Distribution of Average Assets, Liabilities, and Shareholders' Equity - Interest Rates and Interest Differential

                                              YEAR ENDED                       YEAR ENDED                        YEAR ENDED
                                            DECEMBER 31, 1997               DECEMBER 31, 1996                 DECEMBER 31, 1995
                                     ------------------------------  ----------------------------     ----------------------------
                                       AVERAGE   AVERAGE              AVERAGE   AVERAGE                AVERAGE    AVERAGE
                                       BALANCE    RATE    INTEREST    BALANCE    RATE    INTEREST      BALANCE     RATE   INTEREST
                                     ------------------------------  ----------------------------     ----------------------------
Assets
Short term investments               $ 3,221,000  5.59%  $  180,000  $ 1,646,000  5.41%     89,000    $ 4,374,000   5.88%   257,000
Securities available-for-sale         17,083,000  6.47    1,106,000   13,011,000  6.69     871,000     10,684,000   6.30    673,000
Securities held-to-maturity           14,890,000  6.27      933,000   11,527,000  6.39     737,000      9,593,000   6.12    587,000
                                     -----------  ----   ----------  -----------  ----  ----------    -----------   ----  ---------
Total securities                      31,973,000  6.38%   2,039,000   24,538,000  6.55%  1,608,000     20,277,000   6.21% 1,260,000
Loans                                102,967,000  9.99   10,285,000   86,320,000  9.73   8,399,000     66,043,000   9.95  6,568,000
                                     -----------  ----   ----------  -----------  ----  ----------    -----------   ----  ---------
Total earning assets                 138,161,000  9.05%   2,504,000  112,504,000  8.97% 10,096,000     90,694,000   8.91% 8,085,000
                                     -----------  ----    ---------  -----------  ----  ----------     ----------   ----  ---------

Allowance for possible loan losses      (976,000)                       (736,000)                        (527,000)
All other non-earning assets          11,401,000                       9,554,000                        6,994,000
                                    ------------                    ------------                      -----------
Total Assets                        $148,586,000                    $121,322,000                      $97,161,000
                                    ============                    ============                      ===========
Liabilities and Shareholders'
Equity
  Deposits
  Savings                            $23,201,000  2.85%    $661,000  $18,689,000  2.85%   $533,000    $16,239,000   2.85%  $462,000
  Prime asset funds                   12,998,000  3.01      391,000   10,072,000  2.93     295,000      8,438,000   2.93    247,000
  Money market accounts                  518,000  2.51       13,000      486,000  2.47      12,000        792,000   2.53     20,000
  Now accounts                        23,723,000  2.35      557,000   19,326,000  2.44     471,000     15,755,000   2.56    403,000
  Time                                37,801,000  5.29    2,000,000   32,414,000  5.49   1,779,000    26, 149,000   5.90  1,543,000
                                     -----------  ----   ----------  -----------  ----  ----------    -----------   ----  ---------
Total interest bearing deposits       98,241,000  3.69%   3,622,000   80,987,000  3.85%  3,090,000     67,373,000   3.97% 2,675,000
Borrowed funds                           129,000  6.20        8,000    1,378,000  5.59      77,000          2,000   0.00          0
                                     -----------  ----   ----------  -----------  ----  ----------    -----------   ----  ---------
Total interest bearing liabilities    98,370,000  3.69%   3,630,000   82,365,000  3.85%  3,167,000     67,375,000   3.97% 2,675,000
Demand deposits                       36,853,000                      27,234,000                       21,202,000
Other liabilities                      2,369,000                       2,261,000                          885,000
Shareholders' equity                  10,994,000                       9,462,000                        7,699,000
                                    ------------                    ------------                      -----------
Total liabilities and shareholders  $148,586,000                    $121,322,000                      $97,161,000
                                    ============                    ============                      ===========
equity
Net interest earnings                                    $8,874,000                     $6,929,000                       $5,410,000
                                                         ==========                     ==========                       ==========
Net interest spread                               5.36%                           5.12%                             4.94%
                                                  =====                          =====                             =====
Net interest margin                               6.42%                           6.16%                             5.97%
                                                  =====                          =====                             =====

         Net Interest Income

         Net interest income, CFBC's largest component of operating income, is the difference between interest and fees earned on loans and other interest-earning assets and interest paid on deposits and other interest-bearing liabilities. The dynamics of the change in interest rates, as well as, the mix and volume of interest-earning assets and interest-bearing liabilities combine to affect net interest income.

         Net interest income totaled $8,874,000 for 1997, an increase of 28% or $1,945,000 over the $6,929,000 reported in 1996. The improvement was a result of a 23% increase in interest-earning assets, offset by a 19% increase in interest-bearing liabilities. Income on interest-earning assets increased $2,408,000 or 24% to $12,504,000. This increase was due to the significant increase in interest-earning assets, higher yields earned on the loan and investment portfolios and an improved asset mix, as loans, which generally carry higher yields than investment securities, increased as a percentage of total interest-earning assets. In addition, the mortgage division of Tinton Falls generated interest and fee income totaling $1,289,000 in 1997, as compared to $751,000 in 1996. The modest increase in interest expense was primarily due to the volume of interest bearing liabilities. Total interest on deposit accounts increased by $463,000 to $3,630,000 in 1997. The net interest margin in 1997 was 6.42%, an increase of 26 basis points from 6.16% in 1996.

Table 2:  Changes in Net Interest Income

                                                    1997 VS 1996                                    1996 VS 1995
                                                 INCREASE (DECREASE)                             INCREASE (DECREASE)
                                                 DUE TO CHANGES IN:                               DUE TO CHANGES IN:
                                       ----------------------------------------       -----------------------------------------
                                          AVG             AVG           TOTAL              AVG            AVG           TOTAL
                                         VOLUME           RATE          CHANGE           VOLUME          RATE          CHANGE
                                       ----------------------------------------       -----------------------------------------
Increase (Decrease) in Interest
Income
Short term investments                 $   85,161      $   5,839     $   91,000       $  (160,287)    $   (7,713)    $ (168,000)
Securities available-for-sale             272,593        (37,593)       235,000           (46,251)        65,251         19,000
Securities held-to-maturity               215,020        (19,020)       196,000           300,706         28,294        329,000
                                        ---------      ---------     ----------       -----------     ----------     ----------
Total securities                          487,613        (56,613)       431,000           254,455         93,545        348,000
Loans                                   1,619,765        266,235      1,886,000         2,016,555       (185,555)     1,831,000
                                        ---------      ---------     ----------       -----------     ----------     ----------
Total interest-earning assets           2,192,539        215,461      2,408,000         2,110,723        (99,723)     2,011,000
                                        =========      =========     ==========       ===========     ==========     ==========
Interest Expense
Deposits:
  Savings                                 128,680           (680)       128,000            69,703          1,297         71,000
  Prime asset funds                        85,700         10,300         96,000            47,831            169         48,000
  Money market accounts                       790            210          1,000           (7,727)           (273)        (8,000)
  Now accounts                            107,161        (21,161)        86,000            91,343        (23,343)        68,000
  Time                                    295,658        (74,658)       221,000           369,685       (133,685)       236,000
Borrowed funds                            (69,792)           792        (69,000)                0         77,000         77,000
                                        ---------      ---------     ----------       -----------     ----------     ----------
Total interest-bearing liabilities        548,197        (85,197)       463,000           570,835        (78,835)       492,000
                                        ---------      ---------     ----------       -----------     ----------     ----------
Net interest income                    $1,644,342      $ 300,658     $1,945,000       $ 1,539,888     $ ( 20,888)    $1,519,000
                                       ==========     ==========     ==========       ===========     ==========     ==========

         Provision for Possible Loan Losses

         Management utilizes a systematic and documented allowance adequacy methodology for loan losses that requires allowance assessment for all loans. This methodology assigns reserves based upon credit risk ratings for specific loans and general reserves for all other loans. The allowance for possible loan losses is maintained at a level considered by management to be adequate to provide for potential losses.

         Table 3 presents Provision and Allowance for Loan Losses which details loan provision activity for 1997 and 1996. CFBC recorded a provision of $392,000 in 1997 compared with $425,000 in 1996. The allowance for possible loan losses at December 31, 1997, equaled $1,051,000 as compared to $830,000 in 1996. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Charge-offs in 1997 amounted to $175,000 as compared to $258,000 in 1996. In 1997, recoveries of loans previously charged off totaled $4,000 compared to $83,000 in 1996.

Table 3:  Provision and Allowance for Loan Losses

                                                 1997                 1996
                                              ----------           ---------
Allowance for possible loan losses,
    January 1                                   $830,000            $580,000
Loans charged-off:                               (45,000)           (140,000)
    Commercial
    Real estate                                 (119,000)           (103,000)
    Consumer                                     (11,000)            (15,000)
Total charge-offs                               (175,000)           (258,000)
                                              ----------           ---------
Recoveries of loans previously
charged-off:
    Commercial                                       ---              83,000
    Real estate                                      ---                 ---
    Consumer                                       4,000                 ---
                                              ----------            --------
Total recoveries                                   4,000              83,000
Net charge-offs                                 (171,000)           (175,000)
Provision charged to expense                     392,000             425,000
                                              ----------            --------
Allowance for possible loan losses,
    December 31                               $1,051,000            $830,000
                                              ==========            ========

         Table 4 details the allocation of the allowance for loan losses to the various categories at December 31, 1997 (dollar amounts in thousands). The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future loan losses may occur. The total allowance is available to absorb losses from any segment of loans.

Table 4: Allocation of the Allowance for Loan Losses


             Commercial                         $  698
             Real Estate                           234
             Installment                           119
                                              --------
               Total                            $1,051
                                              ========

         Other Income

         Non-interest income, recorded as other income, consists of service charges on deposit accounts, income from safe deposit box rents, fees from the purchase of official checks and service charges from ATM activity. Other income for 1997 totaled $1,250,000, an increase of 30% over the $963,000 reported in 1996. The increase from 1996 to 1997 was largely a result of an increase in volume of service charges on deposit accounts, as well as higher automated teller machine usage.

         Income from service charges on deposit accounts increased to $1,060,000 in 1997 from $836,000 in 1996, reflecting a 27% increase. Sales of investment securities resulted in net gains of $10,000 in 1997, as compared to net losses of $20,000 recorded in 1996.

         Non Interest Expense

         Total non-interest expense for 1997 increased 26% to $6,801,000 from $5,407,000 in 1996. Tinton Falls has shown significant growth in assets since its formation in 1989. As a result, expenses have increased in order to support and properly service that asset growth, as well as, our expanding branch network. Salaries and related expenses increased 31% in 1997 to reach $3,546,000 from $2,703,000 in 1996. The increase was due primarily to the expansion in our branch system, as well as, increased activity in our lending area. Occupancy expenses increased $206,000 in 1997 to $545,000 as compared to $339,000 in 1996. Expenses associated with the Chapel Hill and Ocean Township branches, as well as technology initiatives throughout the organization, attributed to this increase.

         The efficiency ratio measures a bank's gross operating expense as a percentage of fully-taxable equivalent net interest income and other non-interest income. In theory, the lower the percentage, the greater the efficiency. Tinton Falls' efficiency ratio as of December 31, 1997 was 67.16% as compared to 68.23% for 1996 and 67.66% for 1995.

         Provision for Income Taxes

         The total provision for income taxes equaled $1,115,000 for 1997, reflecting an increase of $323,000 when compared to $792,000 in income tax expense for 1996. The increase in 1997 was due to a higher level of pre-tax income. The effective tax rate was 38% in both 1997 and 1996.

         Financial Condition

         The following is a discussion of material changes in CFBC's financial condition from December 31, 1996 to December 31, 1997.

         Investment Securities

      CFBC follows the Financial Accounting Standards Board (FASB) SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that securities be classified according to three categories. Debt and equity securities where CFBC or Tinton Falls has the positive intent and ability to hold to maturity are classified as securities "held to maturity" (HTM) and are reported at amortized cost. Debt and equity securities that are bought and held principally to be sold in the near term are classified as " trading securities" and reported at fair value, with unrealized gains and losses included in earnings. CFBC and Tinton Falls do not employ a trading strategy and consequently does not classify any securities in the trading category. Debt and equity securities that do not fall into either of these categories are classified as " available for sale" (AFS) and reported at fair value, with unrealized gains and losses shown net of the potential tax effect, as a separate component of shareholders' equity. These securities may be sold in the future as part of CFBC's Asset/Liability strategy or for other operational reasons.

    At December 31, 1997, Tinton Falls' investment portfolio contained securities classified as "available for sale" (at fair value) totaling $15,564,000 as compared to $12,143,000 at year end 1996. Securities classified as "held to maturity" ( at amortized cost) totaled $16,826,000 at year end 1997 and $12,763,000 in 1996. As part of portfolio diversification, roughly $4,000,000 in U.S. Treasury securities were added in 1997.

Table 5:  Investment Securities

                                               Mortgage                                 After 1 year
                                                Backed              One Year              Through 5
                                              Securities             or Less                Years                Total
                                            --------------       ---------------       --------------       -------------
AVAILABLE-FOR-SALE:
U.S. Treasury
  Market value                              $          ---       $          ---         $ 4,022,000          $ 4,022,000
  Yield                                                ---                  ---                6.22%                6.22%
U.S. Government agencies
  Market value                                         ---            4,003,000                 ---            4,003,000
  Yield                                                ---                 6.45%                 ---                6.45%
Mortgage-backed securities
  Market value                                   7,066,000                  ---                 ---            7,066,000
  Yield                                               6.75%                  ---                 ---                6.75%
Other securities
  Market value                                         ---              473,000                 ---              473,000
  Yield                                                ---                 6.88%                 ---                6.88%
HELD-TO-MATURITY
U.S. Government agencies
  Book value                                $          ---          $ 1,000,000      $          ---          $ 1,000,000
  Yield                                                ---                 6.03%                 ---                6.03%
Mortgaged-backed securities
  Book value                                    14,281,000                  ---                 ---           14,281,000
  Yield                                               6.47%                  ---                 ---                6.47%
Other securities
  Book value                                           ---            1,545,000                                1,545,000
  Yield                                                ---                 3.91%                                    3.91%


Table 6:  Amortized Cost and Market Value of Investment Securities

                                                        December 31, 1997                         December 31, 1996
                                                ---------------------------------          ----------------------------
                                                 Amortized             Estimated            Amortized        Estimated
                                                    Cost              Market Value             Cost        Market Value
                                                -----------           -----------          -----------      -----------
AVAILABLE FOR SALE
U.S. Treasury                                   $ 3,993,000           $ 4,023,000          $       ---      $       ---
U.S. Government                                   3,999,000             4,002,000            2,999,000        3,014,000
Mortgage-backed securities                        7,102,000             7,066,000            8,969,000        8,679,000
Other securities                                    473,000               473,000              450,000          450,000
                                                -----------           -----------           ----------       ----------
Total                                           $15,567,000           $15,564,000          $12,418,000      $12,143,000
                                                ===========           ===========           ==========       ==========
HELD TO MATURITY
U.S. Government agencies                        $ 1,000,000           $ 1,002,000          $       ---      $       ---
Mortgage-backed securities                       14,281,000            14,189,000           12,763,000       12,393,000
Other securities                                  1,545,000             1,545,000                  ---              ---
                                                -----------           -----------          -----------      -----------
Total                                           $16,826,000           $16,736,000          $12,763,000      $12,393,000
                                                ===========           ===========          ===========      ===========

         Loans

         Total loans for CFBC increased $16,445,000 or 17% to $110,567,000 at December 31, 1997 from $94,122,000 at December 31, 1996. Commercial loans secured by real estate totaled $44,279,000 at December 31, 1997, an increase of $6,777,000 for the year. They represent 40.1% of the loan portfolio. Commercial and industrial loans increased $4,810,000 in 1997 because of CFBC's intent to lend within its geographic markets to sound commercial businesses, as well as, ongoing refinancings of existing commercial loans and lines of credit. Residential mortgage loans, which include home equity loans and lines of credit secured by first or second mortgages, increased $7,531,000 in 1997 to reach $30,765,000. Table 7 presents the loans outstanding, by type of loan, for 1997 and 1996.

         Loans held for sale, which constitute residential mortgages originated from our mortgage division, totaled $4,370,000 at December 31, 1997, as compared to $3,209,000 for year-end 1996.

         Fixed rate loans total $74,576,000 and represent 67% of the loan portfolio, while floating rate loans total $36,038,000 and represent 33% of the portfolio.

Table 7:  Loan Portfolio

                                         December 31, 1997                       December 31, 1996
                                  -----------------------------          ----------------------------------
                                                    Percentage                                  Percentage
                                                    of Loans to                                of Loans to
                                   Amount           Total Loans              Amount             Total Loans
                                  ------------      -----------          --------------        ------------
Residential properties            $ 30,765,000          27.8%             $ 23,234,000             24.7%
Commercial mortgage                 44,279,000          40.1                37,502,000             39.8
Construction mortgage                2,527,000           2.3                 2,152,000              2.3
Commercial & industrial loans       27,447,000          24.7                22,637,000             24.1
Loans to individuals                 5,596,000           5.1                 8,605,000              9.1
Less-unearned income                   (47,000)                                 (8,000)
                                  ------------                           -------------
Total                             $110,567,000         100.0%              $94,122,000            100.0%
                                  ============         ======            =============            ======
Loans held for sale                  4,370,000                               3,209,000
                                  ============                           =============

         The maturity ranges of the loan portfolio and the amount of loans with predetermined interest rates and floating rates in each maturity range, as of December 31, 1997, are summarized in Table 8.

Table 8:   Loan Maturities and Interest Rates

                                                  December 31, 1997
                                               (dollars in thousands)
---------------------------------------------------------------------------------------------------------
                                              Due        Due after One but        Due
                                        within One Year  within Five Years  after Five Years       Total
                                        ---------------  -----------------  ----------------     --------
Types of Loans:
     Commercial & Industrial                $ 7,913           $16,739           $ 2,795           $27,447
     Construction                             2,527              --                --               2,527
                                            -------           -------           -------           -------
                                            $10,440           $16,739           $ 2,795           $29,974
Amount of such loans with:
     Predetermined rates                    $ 5,162           $11,362           $ 1,903           $18,427
     Floating or adjustable rates             5,278             5,377               892            11,547
                                            -------           -------           -------           -------
                                            $10,440           $16,739           $ 2,795           $29,974

         Deposits

         CFBC's deposit base is the principal source of funds that support our interest earning assets. Our overall philosophy of building and maintaining long-term customer relationships is the key to further deposit growth and provides opportunities for cross-selling of services. CFBC offers a full range of deposit products, as well as, access to trust services provided by Manchester Trust Bank and money market mutual funds available through SEI Corporation.

         Total deposits for CFBC increased $32,417,000 or 27% to reach $152,016,000 at December 31, 1997, compared to $119,599,000 at December 31,
1996. All deposit categories reflected increases during 1997, with the largest increase being in non-interest bearing demand deposits which increased $14,708,000 to reach $46,296,000 at year end. They represent 30% of total deposits. Interest bearing demand deposits or NOW accounts increased $5,544,000 in 1997. Saving accounts increased $3,777,000 while money market accounts were up $3,964,000 in 1997. CFBC's significant core deposit base is the basis for the strong net interest margin represented at year end. Table 9 represents a comparison of Average Deposit Balances and Interest Rates for years ended 1997 and 1996.

         Table 10 represents the maturity distribution of time Certificate of Deposits $100,000 and over at December 31, 1997. Time deposits over $100,000 increased $4,884,000 to reach $13,583,000 in 1997. They represent 9% of total deposits. Total time deposits represent 25% of total deposits.

Table 9:  Average Deposit Balances and Interest Rates

                                                1997                                    1996
                                --------------------------------         -------------------------------
                                    Average                                 Average
                                    Balance                Rate             Balance               Rate
                                ------------             -------         ------------           --------
Demand deposits                 $ 36,853,000                             $ 27,234,000
Savings deposits                  23,201,000                2.85%          18,689,000               2.85%
Prime asset funds                 12,998,000                3.01           10,072,000               2.93
Money market accounts                518,000                2.51              486,000               2.47
Now accounts                      23,723,000                2.35           19,326,000               2.44
Time deposits                     37,801,000                5.29           32,414,000               5.49
                                ------------             -------         ------------           --------
Total                           $135,094,000                2.68%        $108,221,000               2.86%
                                ============             =======         ============           ========

Table 10:  Deposit Maturity


Three months or less                                       $ 8,820,000
Over three months through 1 year                             4,563,000
Over one year through three years                              200,000
Over three years                                                     0
                                                          ------------
Total                                                      $13,583,000
                                                          ============

         Asset/Liability Management

         Interest rate sensitivity is the relationship between market interest rates and earnings volatility due to the repricing characteristics of assets and liabilities. Through Tinton Falls' Asset/Liability Policy, senior management strives to maintain a consistent net interest rate differential by managing the sensitivity and repricing of its assets and liabilities to interest rate fluctuations. The process of executing interest rate risk management is assisted by the Asset/Liability Management Committee.

         To account for repricing and earnings effects between market sensitive assets and less rate sensitive core deposit accounts, management utilizes a simulation model to project future levels of net interest income under various interest rate environments and balance sheet structures. The "base case" scenario uses the current balance sheet strategy and tests the income effects with flat interest rates, rising rates of 3% and falling rates of 3% over a twelve month period. Management has established guidelines to limit the amount that net interest income can vary within these rate ranges. The guidelines state that a movement in interest rates of +300 b.p. or -300 b.p. over a twelve month period should not effect net interest income by more than 6%. As of December 31, 1997, CFBC was within the guidelines set forth.

         A traditional form of asset/liability management is the static gap report. This type of report categorizes interest bearing assets and liabilities by repricing or maturity characteristics. On a cumulative basis, as of December 31, 1997, more of CFBC's liabilities than assets repriced in the three month, six month and one year period. A liability sensitive gap may indicate an exposure to earnings if interest rates increase. However, deposits that reprice within one year are predominantly core savings, NOW and money market deposits that are Bank administered. Historically, these accounts have been much less volatile than the prime and Fed funds rates, which to a large degree effect earning asset yields. Therefore, management believes the gap position may overstate the actual risk to earnings over the next twelve month period.

         Liquidity management measures the ability to satisfy current and future cash flow needs as they become due. Maintaining a level of liquid funds through asset-liability management seeks to ensure that these needs are met at a reasonable cost. Principal sources of liquidity are deposit generation and maturities and repayment of loans and investment securities. In addition, Tinton Falls has established lines of credit with the Federal Home Loan Bank, two correspondent banks and other funding sources which further enhance liquidity. There were approximately $14,000,000 in lines of credit available for general corporate purposes, with no outstandings at year end 1997.

         At December 31, 1997, CFBC had a total of $30,830,000 or 19% of total assets in cash and cash equivalents and marketable government and mortgage-backed securities, available for sale. This compares to $18,333,000 or 14% in 1996. Investment securities provide cash flow through maturities and periodic repayments of principal.

         Capital Resources

         The capital adequacy of CFBC is reviewed on an ongoing basis by management and the Board of Directors which considers regulatory guidelines, asset size, balance sheet composition and risk profile characteristics. An adequate capital base is important to support growth and expansion and protect against unexpected losses.

         CFBC and Tinton Falls are required to maintain a minimum ratio of total capital to risk weighted assets of 8% of which at least 4% must be in the form of Tier I capital (primarily shareholders' equity) and a leverage ratio of 4%. At December 31, 1997, CFBC had a ratio of total capital to risk weighted assets of 11.32% of which 10.41% was in the form of Tier I Capital. CFBC's leverage ratio as of December 31, 1997 was 7.63%.

                                 BUSINESS OF CBH

General

         Financial and other information relating to CBH, including information relating to CBH's directors and executive officers, is set forth in CBH's 1997 Annual Report on Form 10-K (which incorporated certain portions of CBH's 1998 Annual Meeting Proxy Statement), CBH's 1998 First and Second Quarter Reports on Form 10-Q, which are incorporated by reference herein, copies of which may be obtained from CBH as indicated in "WHERE YOU CAN FIND INFORMATION."

History and Business

         Commerce Bancorp, Inc. ("CBH") is a multi-bank holding company headquartered in Cherry Hill, New Jersey which operates three nationally chartered bank subsidiaries: Commerce Bank, N.A., Cherry Hill, New Jersey ("Commerce NJ"), Commerce Bank/Pennsylvania, N.A., Devon, Pennsylvania ("Commerce PA"), Commerce Bank/Shore, N.A., Toms River, New Jersey ("Commerce Shore"), and one state chartered bank subsidiary, Commerce Bank/North, Ramsey, New Jersey ("Commerce North"). These four bank subsidiaries have 63 retail branch offices in New Jersey, and 17 retail branch offices in Metropolitan Philadelphia. Average deposits per branch as of June 30, 1998 (excluding branches open less than two years) were approximately $59.5 million.

         CBH, through its four bank subsidiaries, provides a full range of retail and commercial services to individuals and businesses. These services include free checking accounts for customers maintaining certain minimum balances, savings programs, money market accounts, negotiable orders of withdrawal ("NOW") accounts, certificates of deposit, safe deposit facilities, consumer loan programs, home equity and Visa Gold(TM) card revolving lines of credit, overdraft checking, automated teller facilities and expanded banking hours. Lending services include commercial, residential, construction, real estate, term and installment loans. Corporate trust services are offered by Commerce NJ and Commerce PA.

         CBH operates one nonbank subsidiary, Commerce Capital Markets, Inc., Philadelphia, Pennsylvania ("CCMI"), which engages in certain securities activities permitted to bank holding company subsidiaries under Section 20 of the Glass-Steagall Act.

         In addition, CBH, through Commerce National Insurance Services, Inc., a nonbank subsidiary of Commerce North ("Commerce National"), operates an insurance brokerage firm concentrating on commercial property, casualty and surety as well as personal lines. Commerce National also offers a line of employee benefit programs including both group as well as individual medical, life, disability and pension. Commerce National places insurance for clients in multiple states, primarily Delaware, New Jersey and Pennsylvania.

         CBH, a New Jersey business corporation, which was incorporated on December 9, 1982, became a registered bank holding company under the BHCA on June 30, 1983, by acquiring Commerce NJ. Commerce PA was acquired by CBH on January 2, 1987. Commerce Shore was acquired by CBH on December 31, 1988. Commerce North was acquired by CBH on January 21, 1997. CCMI was acquired by CBH on March 27, 1998.

         As of June 30, 1998, CBH, on a consolidated basis, had total assets of approximately $4.4 billion, total deposits of approximately $3.9 billion and total shareholders' equity of approximately $282.0 million.

         CBH's principal executive offices are located at Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400, and its telephone number is
(609) 751-9000.

         For additional information regarding CBH's business, see "WHERE YOU CAN FIND MORE INFORMATION."

                        DESCRIPTION OF CBH CAPITAL STOCK

         The following statements are summaries of certain provisions of CBH's capital stock and are qualified in their entirety by reference to the complete text of the CBH Certificate, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement-Prospectus is a part.

Authorized Capital

         The authorized capital stock of CBH consists of 50,000,000 shares of Common Stock, par value $1.5625 per share, and 10,000,000 shares of Preferred Stock, without par value.

         Under CBH's Certificate, the CBH Board is authorized, without further shareholder action, to provide for the issuance of the Preferred Stock in one or more series, with such designations, number of shares, relative rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the CBH Board.

CBH Common Stock

         Based on the number of shares of CBH Common Stock and CFBC Common Stock outstanding as of the Record Date and giving effect to the issuance of the approximately 1.5 million shares of CBH Common Stock that will be issued to the shareholders of CFBC in the Merger, there will be approximately 24.3 million shares of CBH Common Stock outstanding upon completion of the Merger. In addition, as part of the Merger, options to purchase an additional 227,516 shares of CFBC Common Stock will be converted into options to purchase CBH Common Stock. Based on the number of shareholders of record of CBH and CFBC as of the Record Date, and assuming no duplication, CBH is expected to have approximately 16,000 holders of record upon completion of the Merger.

         The shares of CBH Common Stock, when issued to holders of outstanding shares of CFBC Common Stock in connection with the Merger, will be validly issued, fully paid and non-assessable.

         The rights, preferences and privileges of holders of CBH Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which CBH may designate and issue in the future.

         Voting Rights. Holders of CBH Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

         Dividends. Holders of CBH Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the CBH Board out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

         Liquidation. Upon the liquidation, dissolution or winding up of CBH, the holders of CBH Common Stock are entitled to receive ratably the net assets of CBH available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

         Preemptive Rights. Holders of CBH Common Stock have no preemptive, subscription, redemption or conversion rights.

         Transfer Agent and Registrar. The transfer agent and registrar for the CBH's Common Stock is Chase/Mellon Shareholder Services, LLC.

CBH Preferred Stock

         CBH preferred stock ("CBH Preferred Stock") may be issued with such preferences, voting rights and conversion rights as the CBH Board, without further approval by the shareholders, may determine by duly adopted resolution. The issuance of preferred stock may have the effect of delaying, deferring or preventing a Change in Control of CBH. As of the Record Date, there were no shares of CBH Preferred Stock issued and outstanding. CBH has no present plans to issue any shares of preferred stock.

"Anti-Takeover" Provisions and Management Implications

         The CBH Certificate requires the affirmative vote of the holders of at least 80% of the outstanding capital stock of CBH entitled to vote thereon in order to permit the consummation of any of the following transactions: (i) any merger or consolidation of CBH with or into any other corporation; or (ii) any sale, lease, exchange or other disposition of all of the assets of CBH to or with any other corporation, person or other entity. The 80% voting requirement would not, however, apply to any transaction approved by the CBH Board prior to the consummation thereof. The CBH Certificate also provides for the issuance of up to 10,000,000 shares of preferred stock, the rights, preferences and limitations of which may be determined by the Board of Directors of CBH.

         The provisions in the CBH Certificate relating to the 80% voting requirements and issuance of preferred stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing shareholders from making management changes. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. Similarly, absent the 80% voting requirement provision relating to mergers and dispositions of assets, the transactions described above could be consummated upon the favorable vote of the holders of a majority of the votes cast by holders of shares entitled to vote thereon.

         These provisions may enhance the possibility that a potential bidder for control of CBH will be required to act through arms-length negotiation with respect to such major transactions as a merger, consolidation or purchase of substantially all of the assets of CBH. Such provisions may also have the effect of discouraging tender offers or other stock acquisitions, giving management of CBH power to reject certain transactions which might be desired by the owners of a majority of CBH's voting securities. These provisions could also be deemed to benefit incumbent management to the extent they deter such offers by persons who would wish to make changes in management or exercise control over management. The CBH Board does not presently know of a third party that plans to make an offer to acquire CBH through a tender offer, merger or purchase of substantially all the assets of CBH.

         The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless that Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued, or unless the acquisition is subject to Federal Reserve Board approval under the BHCA. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than ten percent of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as CBH, would, under the circumstances set forth in the presumption, constitute the acquisition of control.

         In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25 percent (five percent in the case of an acquiror that is a bank holding company) or more of the outstanding shares of CBH Common Stock, or otherwise obtaining "control" over CBH. Under the BHCA, "control" generally means (i) the ownership, control or power to vote 25 percent or more of any class of voting securities of the banking holding company, (ii) the ability to elect a majority of the bank holding company's directors, or (iii) the ability otherwise to exercise a controlling influence over the management and policies of the bank holding company. See "THE MERGER -- Regulatory Approvals" for a description of the standards applicable to the Merger under the BHCA.

         In addition, in certain instances the issuance of authorized but unissued shares of CBH Common Stock or CBH Preferred Stock may have an anti-takeover effect. The authority of the CBH Board to issue CBH Preferred Stock with rights and privileges, including voting rights, as it may deem appropriate, may enable the CBH Board to prevent a change of control despite a shift in ownership of CBH Common Stock. In addition, the CBH Board's authority to issue additional shares of CBH Common Stock may help deter or delay a change of control by increasing the number of shares needed to gain control.

         The NJBCA provides that no publicly held corporation organized under the laws of New Jersey with its principal executive offices or significant operations located in New Jersey (a "resident domestic corporation") may engage in any "business combination" (as defined in the NJBCA) with any "interested shareholder" (generally, a ten percent or greater beneficial owner of 10% or more of the voting power) of such corporation for a period of five years following such interested shareholder's stock acquisition unless such business combination is approved by the board of directors of such corporation prior to the "interested shareholder's" stock acquisition. A resident domestic corporation, such as CBH, cannot opt out of the foregoing provisions of the NJBCA.

         In addition, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholders of such corporation other than: (i) a business combination approved by the board of directors of such corporation prior to the "interested shareholder's" stock acquisition; (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by that interested shareholder at a meeting called for such purpose; or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by that interested shareholder. The business combination statute will not be applicable to the Merger because the Merger was approved by the CFBC Board prior to CBH becoming an "interested shareholder."

         Under the NJBCA, the director of a New Jersey corporation may consider, in discharging his or her duties to the corporation and in determining what he or she reasonably believes to be in the best interest of the corporation, any of the following (in addition to the efforts of any action on shareholders): (i) the effects of the action on the corporation's employees, suppliers, creditors and customers; (ii) the effects of the action on the community in which the corporation operates; and (iii) the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interest may best be served by the continued independence of the corporation. If, on the basis of the foregoing factors, the board of directors determines that any proposal or offer to acquire the corporation is not in the best interest of the corporation, it may reject such proposal or offer, in which event the board of directors will have no duty to facilitate, remove any obstacles to, or refrain from impeding, such proposal or offer.

         The existence of the foregoing provisions could (i) result in CBH being less attractive to a potential acquiror, and (ii) result in CBH shareholders receiving less for their shares of CBH Common Stock than otherwise might be available in the event of a takeover attempt.

Payment of Dividends

         CBH is a legal entity separate and distinct from its banking and other subsidiaries. Under the NJBCA, a corporation may pay dividends or purchase, redeem or otherwise acquire its own share unless, after giving effect thereto,
(i) the corporation would be unable to pay its debts as they become due in the usual course of its business, or (ii) its assets would be less than the sum of its liabilities plus the amount that would be needed to satisfy the preferential dissolution rights of shareholders whose preferential rights are superior to those receiving the distribution.

         A major portion of the revenues of CBH result from amounts paid as dividends to CBH by its national bank subsidiaries. CBH's banking subsidiaries are subject to legal limitations on the amount of dividends they can pay. The prior approval of the Comptroller of the Currency (the "Comptroller") is required if the total of all dividends declared by a national bank in any calendar year will exceed the sum of such bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfer to surplus. Federal law also prohibits national banks from paying dividends which would be greater than the bank's undivided profits after deducting statutory bad debt in excess of the bank's allowance from loan losses.

         Under the foregoing dividend restrictions, as of June 30, 1998, CBH's national bank subsidiaries, without obtaining affirmative governmental approvals, could pay aggregate dividends of $66.1 million to CBH during the remainder of 1998. During the first two quarters of 1998, CBH's subsidiaries paid $7.0 million in cash dividends to CBH.

         In addition, both CBH and its national bank subsidiaries are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a national bank or bank holding company that the payment of dividends that deplete a national banks' capital base to an inadequate level would be an unsound and unsafe banking practice. The Comptroller and the Federal Reserve Board have each indicated that banking organizations should generally pay dividends only out of certain operating earnings.

         CERTAIN DIFFERENCES IN THE RIGHTS OF CFBC AND CBH SHAREHOLDERS

General

         The rights of shareholders of a corporation are governed by the laws of the state in which the corporation is incorporated, as well as the governing instruments of the corporation itself--that is, its certificate (or articles) of incorporation and bylaws. Each of CBH and CFBC is incorporated under the laws of the State of New Jersey and the rights of the holders of CBH Common Stock and CFBC Common Stock are therefore governed by the NJBCA, the CBH Certificate and the CBH Bylaws, with respect to CBH, and the CFBC Certificate and the CFBC Bylaws, with respect to CFBC. Upon consummation of the Merger, the rights of the CFBC shareholders will be governed by the CBH Certificate and the CBH Bylaws and continue to be governed by the NJBCA. The following is a summary of certain material differences between the CBH Certificate and CBH Bylaws and the CFBC Certificate and the CFBC Bylaws.

         The following summary does not reflect any rules of the NYSE that may apply to CBH or the OTC with respect to CFBC in connection with the matters discussed. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the NJBCA, and the constituent documents of each corporation.

Authorized Capital

         CFBC. The authorized capital stock of CFBC consists of 2,500,000 shares of CFBC Common Stock and 500,000 shares of CFBC Preferred Stock. As of the Record Date, CFBC had outstanding 2,114,621 shares of CFBC Common Stock and no shares of CFBC Preferred Stock.

         Under the CFBC Certificate, the CFBC Board is authorized, without further shareholder action, to provide for the issuance of the CFBC Preferred Stock in one or more classes or series within any class or classes, with such designations, preferences, qualifications, limitations and special or relative rights, if any, as may be designated by the CFBC Board.

         CBH. CBH's authorized capital is set forth under "DESCRIPTION OF CBH CAPITAL STOCK."

CFBC Common Stock

         Voting Rights. Holders of CFBC Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

         Dividends. Holders of CFBC Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the CFBC Board out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

          Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of CFBC, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of CFBC, and subject to the rights of the holders of any stock of CFBC ranking senior to the Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of CFBC, the holders of the outstanding Preferred Stock shall be entitled to receive and share ratably with any distribution of assets to be made to the holders of any CFBC Common Stock.

         CBH. CBH's Common Stock is set forth under "DESCRIPTION OF CBH CAPITAL STOCK."

Directors

         CBH. CBH's Bylaws provide that nominations for directors to be elected at an annual meeting of the shareholders must be in writing and submitted to the Secretary of CBH not later than the close of business on the fifth business day immediately preceding the date of the meeting, with all late nominations being rejected. All of CBH's directors are elected annually.

         CFBC. CFBC's Bylaws do not provide for any formal process with respect to the nomination of directors. Unlike CBH, all of whose directors are elected annually, CFBC's board of directors is staggered with one-third of such directors being elected each year for a three year term.

                                  LEGAL MATTERS

         An opinion will be delivered by Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania and Cherry Hill, New Jersey, to the effect that the shares of CBH Common Stock to be issued in the Merger will, when issued as contemplated by the Merger Agreement, be validly issued, fully paid and non-assessable. Jack R Bershad, a partner in Blank Rome Comisky & McCauley LLP, is a director of CBH, Commerce NJ and Commerce PA. Mr. Bershad and certain other partners of Blank Rome Comisky & McCauley LLP are shareholders of CBH. Certain legal matters relating to CFBC will be passed upon by Pitney, Hardin, Kipp & Szuch, Morristown, New Jersey.

                                     EXPERTS

         The consolidated financial statements of CBH as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in CBH's Current Report on Form 8-K dated October [ ], 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of CFBC as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. Such financial statements are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         CBH is subject to the informational requirements of the Exchange Act and accordingly, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, proxy statements and other information CBH files at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, you may read any reports, proxy statements and other information CBH files at the offices of the NYSE, 20 Broad Street, New York, New York 10005. CBH's SEC filings are also available on the SEC's Internet site at http://www.sec.gov.

         CBH filed a Registration Statement on Form S-4 (No. 333-____) (the "Registration Statement") to register with the SEC the CBH Common Stock to be issued to CFBC shareholders in the Merger. This Proxy Statement-Prospectus is a part of that Registration Statement and constitutes a prospectus of CBH in addition to being a proxy statement of CFBC for the Meeting. As allowed by SEC rules, this Proxy Statement-Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

         Some of the information that you may want to consider in deciding how to vote with respect to the Merger is not physically included in this Proxy Statement-Prospectus, but rather is "incorporated by reference" to documents that have been filed by CBH with the SEC. The information that is incorporated by reference consists of: (i) CBH's Annual Report on Form 10-K for the year-ended December 31, 1997, as amended (excluding the audited financial statements); (ii) CBH's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; and (iii) CBH's Current Report on Form 8-K dated October ___, 1998.

         All documents filed by CBH pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the Meeting also are incorporated by reference into this Proxy Statement-Prospectus and will be deemed to be a part hereof from the date of filing of such documents.

         Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained herein (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement.

         We may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this Proxy Statement-Prospectus. CFBC shareholders may obtain documents incorporated by reference in this Proxy Statement-Prospectus by requesting them in writing or by telephone from: Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400, Attention: C. Edward Jordan, Jr., Executive Vice President, (telephone number (609) 751-9000). Responses to any request will be made within one business day by sending the requested documents by first class mail or equally prompt means. In order to ensure timely delivery of such documents, any request should be made by __________ [ ], 1998.

         All information contained or incorporated by reference in this Proxy Statement-Prospectus relating to CBH and its subsidiaries has been supplied by CBH. All information contained in this Proxy Statement-Prospectus relating to CFBC and its subsidiaries has been supplied by CFBC.

         You should rely only on the information contained or incorporated by reference in this Proxy Statement-Prospectus to vote on the Merger. We have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement- Prospectus. This Proxy Statement-Prospectus is dated October 16, 1998. You should not assume that the information contained in the Proxy Statement-Prospectus is accurate as of any other date or that there had been no change in the affairs of CBH or CFBC since that date, and neither in the delivery of this Proxy Statement-Prospectus to CFBC shareholders nor the issuance of CBH Common Stock in the Merger shall create any implication to the contrary. This Proxy Statement-Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a Proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make any such offer or solicitation.

                         COMMUNITY FIRST BANKING COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Public Accountants....................................F-2

Consolidated Balance Sheets as of June 30, 1998 (unaudited),
         December 31, 1997  and December 31, 1996...........................F-3

Consolidated Statements of Income for the six months ended June 30, 1998 and June 30, 1997 (unaudited), and for the years ended December
         31, 1997, December 31, 1996 and December 31, 1995..................F-4

Consolidated Statements of Shareholders' Equity for the six months ended June
         30, 1998 (unaudited), and for the years ended December 31, 1997,
         December 31, 1996 and December 31, 1995............................F-5

Consolidated Statements of Cash Flows for the six months ended June 30, 1998 and June 30, 1997 (unaudited), and for the years ended December
         31, 1997, December 31, 1996 and December 31, 1995..................F-6

Notes to Consolidated Financial Statements..................................F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Shareholders and Board of Directors of

                Community First Banking Company:


We have audited the accompanying consolidated balance sheets of Community First Banking Company (a New Jersey Corporation) and subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community First Banking Company and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                            /s/ ARTHUR ANDERSEN LLP


Roseland, New Jersey
January 23, 1998 (except with respect
to the matter discussed in Note 18, as to which the date is May 27, 1998 and the matter discussed in
Note 19, as to which the date is August 12, 1998)

                 COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARY

     CONSOLIDATED BALANCE SHEETS - JUNE 30, 1998, DECEMBER 31, 1997 AND 1996



                                                 June 30,          December 31,
                                                -----------   ------------------------
                                                   1998          1997         1996
                                                -----------   -----------  -----------
                                                (unaudited)
                    ASSETS

CASH AND CASH EQUIVALENTS:
     Cash and due from banks
       (Notes 2, 12 and 16)                    $13,328,000   $10,766,000   $5,490,000
     Federal funds sold                          8,000,000     4,500,000      700,000
                                               -----------   -----------  -----------

       Total cash and cash equivalents          21,328,000    15,266,000    6,190,000
                                               -----------   -----------  -----------


SECURITIES (Notes 2, 3 and 16):
     Available for sale, at market value        13,798,000    15,564,000   12,143,000
     Held to maturity (market value of
       $16,218,000, in 1998, $16,736,000
       in 1997 and $12,393,000 in 1996)         16,241,000    16,826,000   12,763,000
                                               -----------   -----------  -----------


       Total securities                         30,039,000    32,390,000   24,906,000
                                               -----------   -----------  -----------

LOANS HELD FOR SALE                              6,950,000     4,370,000    3,209,000

LOANS (Notes 2, 4, 5 and 16)                   125,762,000   110,567,000   94,122,000
    Less - Allowance for possible loan
      losses                                    (1,300,000)   (1,051,000)    (830,000)
                                               -----------   -----------  -----------

       Net loans                               124,462,000   109,516,000   93,292,000
                                               -----------   -----------  -----------

ACCRUED INTEREST RECEIVABLE (Note 16)            1,066,000       982,000      712,000
                                               -----------   -----------  -----------

PROPERTY, PREMISES AND EQUIPMENT, net
   (Notes 2 and 6)                               2,199,000     2,200,000    2,242,000
                                               -----------   -----------  -----------

OTHER REAL ESTATE (Note 2)                              --            --      105,000
                                               -----------   -----------  -----------

OTHER ASSETS (Notes 2 and 7)                       686,000       573,000      647,000
                                               -----------   -----------  -----------

      Total assets                            $186,730,000  $165,297,000 $131,303,000
                                              ============  ============ ============



                                                  June 30,           December 31,
                                                 ------------  ------------------------
                                                    1998          1997          1996
                                                 ------------  -----------   ----------
                                                 (unaudited)
      LIABILITIES AND SHAREHOLDERS' EQUITY

 LIABILITIES:
       Deposits- (Note 9 and 16)

            Demand-

               Noninterest bearing               $56,185,000   $46,296,000  $31,588,000
               Interest bearing                   27,893,000    23,941,000   18,397,000
            Money market                          18,795,000    19,218,000   15,254,000
            Savings                               29,899,000    24,600,000   20,823,000
            Time-
                $100,000 or more                  15,130,000    13,583,000    8,699,000
                 Other                            24,597,000    24,378,000   24,838,000
                                                ------------   -----------  -----------

                      Total deposits             172,499,000   152,016,000  119,599,000

      Accrued interest payable (Note 16)             671,000       778,000      997,000
      Accrued expenses and other liabilities         539,000       488,000      486,000
                                                ------------   -----------  -----------

                      Total liabilities          173,709,000   153,282,000  121,082,000
                                                ------------   -----------  -----------

 COMMITMENTS AND CONTINGENCIES (Note 12)

 SHAREHOLDERS' EQUITY (Notes 10, 15 and 18):
  Preferred stock, 500,000 shares authorized; no
     shares issued and outstanding                        --            --           --
  Common stock, stated value $2.50 per
     share; 2,500,000 authorized 2,113,939,
     2,111,586 and 2,109,820 shares
     issued and outstanding in
     1998, 1997 and 1996, respectively             5,285,000    5,175,000     4,781,000

   Additional paid-in capital                      7,475,000    6,700,000     5,335,000
   Retained earnings                                 257,000      143,000       270,000
   Accumulated other comprehensive income (loss)       4,000       (3,000)     (165,000)
                                                 ------------  -----------   ----------

                     Total shareholders' equity   13,021,000   12,015,000    10,221,000
                                                 ------------  -----------   ----------

                     Total liabilities and
                       shareholders' equity     $186,730,000 $165,297,000  $131,303,000
                                                ============ ============  ============



                     The accompanying notes to consolidated
       financial statements are an integral part of these balance sheets.

                 COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARY


                        CONSOLIDATED STATEMENTS OF INCOME

          FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997 AND THE YEARS

                     ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                          June 30,                             December 31,
                                                 ----------------------------    ------------------------------------------
                                                    1998            1997            1997           1996           1995
                                                 ------------    ------------    -----------    -----------    ------------
                                                         (unaudited)
 INTEREST INCOME (Note 2):
          Interest and fees on loans               $6,654,000      $4,897,000     $10,285,000      $8,399,000     $6,568,000
          Interest on securities and interest
              bearing deposits with banks             900,000         949,000       2,039,000       1,608,000      1,260,000
          Interest on Federal funds sold              166,000          76,000         180,000          89,000        257,000
                                                 ------------    ------------    ------------    ------------   ------------

              Total interest income                 7,720,000       5,922,000      12,504,000      10,096,000      8,085,000
                                                 ------------    ------------    ------------    ------------   ------------

 INTEREST EXPENSE:
          Interest on deposits                      1,965,000       1,731,000       3,622,000       3,090,000      2,675,000
          Interest on borrowed funds                    1,000           6,000           8,000          77,000              -
                                                 ------------    ------------    ------------    ------------   ------------

             Total interest expense                 1,966,000       1,737,000       3,630,000       3,167,000      2,675,000
                                                 ------------    ------------    ------------    ------------   ------------

             Net interest income                    5,754,000       4,185,000       8,874,000       6,929,000      5,410,000

 PROVISION FOR POSSIBLE LOAN LOSSES
          (Notes 2 and 5)                             246,000         172,000         392,000         425,000        329,000
                                                 ------------    ------------    ------------    ------------   ------------

          Net interest income after provision
             for possible loan losses               5,508,000       4,013,000       8,482,000       6,504,000      5,081,000
                                                 ------------    ------------    ------------    ------------   ------------

 OTHER INCOME:
          Service charges on deposit accounts         598,000         461,000       1,060,000         836,000        644,000
          Net gains (losses) on securities
             transactions (Notes 2 and 3)               9,000          11,000          10,000        (20,000)         16,000
          Other income                                 99,000          86,000         180,000         147,000        111,000
                                                 ------------    ------------    ------------    ------------   ------------

             Total other income                       706,000         558,000       1,250,000         963,000        771,000
                                                 ------------    ------------    ------------    ------------   ------------
 OTHER EXPENSES:
          Salaries and employee benefits            2,412,000       1,693,000       3,546,000       2,703,000      2,214,000
          Occupancy expense                           346,000         320,000         545,000         339,000        308,000
          Other operating expenses (Note 13)        1,657,000       1,281,000       2,710,000       2,365,000      1,900,000
                                                 ------------    ------------    ------------    ------------   ------------

             Total other expenses                   4,415,000       3,294,000       6,801,000       5,407,000      4,422,000
                                                 ------------    ------------    ------------    ------------   ------------

             Income before provision for
               income taxes                         1,799,000       1,277,000       2,931,000       2,060,000      1,430,000

 PROVISION FOR INCOME TAXES (Note 7)                  711,000         489,000       1,115,000         792,000        543,000
                                                 ------------    ------------    ------------    ------------   ------------

             Net income                            $1,088,000        $788,000      $1,816,000      $1,268,000       $887,000
                                                 ============    ============    ============    ============   ============

 WEIGHTED AVERAGE SHARES OUTSTANDING
          (Note 11)                                 2,113,428       2,110,510       2,110,902       2,109,819      1,883,548
                                                 ============    ============    ============    ============   ============

 BASIC EARNINGS PER SHARE (Notes 2 and 11)              $0.51           $0.37           $0.86           $0.60          $0.47
                                                 ============    ============    ============    ============   ============

 DILUTED EARNINGS PER SHARE (Notes 2 and 11)            $0.50           $0.37           $0.84           $0.60          $0.47
                                                 ============    ============    ============    ============   ============




                     The accompanying notes to consolidated
         financial statements are an integral part of these statements.

                COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND

                THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                                   Accumulated
                                                                                      Other                              Total
                                     Common        Additional      Retained       Comprehensive     Comprehensive     Shareholders'
                                      Stock      Paid-in Capital    Earnings      Income (loss)        Income           Equity
                                   ----------    ---------------  -----------    --------------    --------------    ------------
BALANCE,
  December 31, 1994                $3,123,000      $2,818,000       $371,000        ($311,000)       $         --      $6,001,000
  Issuance of 385,138 shares,
    common stock, net of expenses     963,000       1,118,000             --               --                  --       2,081,000
  Issuance of 167,532 shares
    for stock dividends               419,000         725,000     (1,144,000)              --                  --              --
  Change in unrealized loss on
    securities available for sale,
    net of income taxes                    --              --             --          235,000             235,000         235,000
        Net income -- 1995                 --              --        887,000               --             887,000         887,000
                                   ----------    ------------      -----------    -------------     -------------     -----------
  Comprehensive Income                                                                               $  1,122,000
                                                                                                    =============
 BALANCE,
   December 31, 1995                4,505,000       4,661,000        114,000          (76,000)       $         --       9,204,000
   Issuance of 109,766 shares
     for stock dividends              274,000         670,000       (944,000)              --                  --              --
   Exercise of stock options            2,000           4,000             --               --                  --           6,000
   Cash dividends paid
     ($.09 per share)                      --              --       (168,000)              --                  --        (168,000)
   Change in unrealized loss on
    securities available for sale,
    net of income taxes                    --              --             --          (89,000)            (89,000)        (89,000)
   Net income -- 1996                      --              --      1,268,000               --           1,268,000       1,268,000
                                   ----------    ------------    -----------     --------------    --------------    ------------
    Comprehensive Income                                                                             $  1,179,000
                                                                                                    =============

 BALANCE,
    December 31, 1996               4,781,000       5,335,000        270,000         (165,000)       $         --      10,221,000
    Issuance of 155,968
      shares for  stock
      dividends                       390,000       1,360,000     (1,750,000)              --                  --              --
   Exercise of stock options            4,000           5,000             --               --                  --           9,000
   Cash dividends paid
    ($.10 per share)                       --              --       (193,000)              --                  --        (193,000)
   Change in unrealized loss on
    securities available for sale,
    net of income taxes                    --              --             --          162,000             162,000         162,000
   Net income -- 1997                      --              --      1,816,000               --           1,816,000       1,816,000
                                   ----------    ------------    -----------    --------------     --------------    ------------
 Comprehensive Income                                                                                $  1,978,000
                                                                                                   ==============

 BALANCE,
   December 31, 1997                5,175,000       6,700,000        143,000           (3,000)       $         --      12,015,000
   Issuance of 41,446 shares
    for stock dividends
    (unaudited)                       106,000         767,000       (873,000)              --                  --              --
   Exercise of stock options            4,000           8,000             --               --                  --          12,000
   Cash dividends paid
    ($.05 per share) (unaudited)           --              --       (101,000)              --                  --        (101,000)
   Change in unrealized loss on
    securities available for sale,
    net of income taxes (unaudited)        --              --             --            7,000               7,000           7,000
   Net income - six months 1998
    (unaudited)                            --              --      1,088,000               --           1,088,000       1,088,000
                                   ----------    ------------    -----------    -------------      --------------    ------------
    Comprehensive Income
     (unaudited)                                                                                     $  1,095,000
                                                                                                   ==============
  BALANCE
    June 30, 1998
     (unaudited)                   $5,285,000      $7,475,000       $257,000           $4,000                         $13,021,000
                                   ==========    ============    ===========    =============                        ============


           The accompanying notes to consolidated financial statements are an integral part of these statements.

                 COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE SIX MONTHS ENDED JUNE 30, 1998 AND 1997 AND

                THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                        June 30,                                December 31,
                                              ------------------------------    ---------------------------------------------
                                                  1998             1997            1997             1996            1995
                                              -------------    -------------    ------------    -------------    ------------
                                                       (unaudited)
 OPERATING ACTIVITIES:
 Net income                                     $1,088,000         $788,000      $1,816,000       $1,268,000        $887,000
   Adjustments to reconcile net
    income to net cash provided by
    operating activities-
      Provision for possible loan losses           246,000          172,000         392,000          425,000         329,000
      Depreciation and amortization                189,000          246,000         488,000          441,000         372,000
      Deferred tax benefit                         (41,000)         (29,000)        (50,000)        (108,000)        (75,000)
      Amortization of premium on securities,
       net of discount accretion                   247,000          309,000         254,000           43,000           8,000
      Securities (gain) loss, net                   (9,000)         (11,000)        (10,000)          20,000         (16,000)
     (Increase) decrease in accrued
       interest receivable                         (84,000)          55,000        (270,000)          32,000        (152,000)
     (Increase) decrease in other assets           (76,000)        (988,000)         15,000         (110,000)        167,000
     (Decrease) increase in accrued interest
       payable                                    (107,000)        (340,000)       (219,000)          97,000         708,000
     Increase (decrease) in accrued expenses
      and other liabilities                         51,000          677,000           2,000          375,000        (152,000)
                                             -------------    -------------    ------------    -------------   -------------
         Net cash provided by operating
            activities                           1,504,000          879,000       2,418,000        2,483,000       2,076,000
                                             -------------    -------------    ------------    -------------   -------------
 INVESTING ACTIVITIES:
   Securities transactions-
     Purchases-
      Available for sale                        (3,543,000)      (8,342,000)    (11,914,000)     (14,348,000)     (6,221,000)
      Held to maturity                          (4,000,000)      (3,000,000)     (7,486,000)      (7,226,000)             --
    Sales of securities available for sale       2,023,000        2,000,000       7,973,000       12,793,000       2,020,000
    Proceeds from calls prior to maturity        4,000,000               --       2,000,000               --              --
    Maturities-
      Available for sale                         2,104,000               --         541,000        1,170,000       2,793,000
      Held to maturity                           1,540,000               --       1,429,000        3,170,000       2,105,000
    Net increase in loans                      (17,772,000)      (4,769,000)    (17,672,000)     (21,317,000)    (18,449,000)
    Capital expenditures                          (188,000)        (218,000)       (446,000)        (783,000)     (1,436,000)
                                             -------------    -------------    ------------    -------------   -------------
       Net cash used by investing
         activities                            (15,836,000)     (14,329,000)    (25,575,000)     (26,541,000)    (19,188,000)
                                             -------------    -------------    ------------    -------------   -------------
 FINANCING ACTIVITIES:
    Net increase in deposits                    20,483,000       19,738,000      32,417,000       23,218,000      18,381,000
    Proceeds from issuance of common
       stock, net of expenses                           --               --              --               --       2,081,000
    Dividends paid                                (101,000)         (96,000)       (193,000)        (168,000)             --
    Exercise of stock options                       12,000            6,000           9,000            6,000              --
                                             -------------    -------------    ------------    -------------   -------------
      Net cash provided by
        financing activities                    20,394,000       19,648,000      32,233,000       23,056,000      20,462,000
                                             -------------    -------------    ------------    -------------   -------------



                                                         June 30,                                December 31,
                                               ------------------------------    ---------------------------------------------
                                                   1998             1997            1997             1996            1995
                                               -------------    -------------    ------------    -------------    ------------
                                                        (unaudited)

      Increase (decrease) in cash and
         cash equivalents                        $6,062,000       $6,198,000      $9,076,000      ($1,002,000)     $3,350,000

CASH AND CASH EQUIVALENTS, beginning
  of period                                      15,266,000        6,190,000       6,190,000        7,192,000       3,842,000
                                              -------------    -------------    ------------    -------------   -------------

CASH AND CASH EQUIVALENTS, end of
  period                                        $21,328,000      $12,388,000     $15,266,000       $6,190,000      $7,192,000
                                              =============    =============    ============    =============   =============

SUPPLEMENTAL DISCLOSURES:
  Cash paid during the period for-
       Interest                                  $2,073,000       $2,077,000      $3,849,000       $3,070,000      $1,967,000
       Taxes                                        806,000          629,000       1,257,000          697,000         823,000
  Transfers from loans to other
    real estate                                          --               --              --          293,000              --
  Write-off of fully depreciated assets             845,000               --              --               --         163,000
                                              =============    =============    ============    =============   =============

           The accompanying notes to consolidated financial statements are an integral part of these statements.

                 COMMUNITY FIRST BANKING COMPANY AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 JUNE 30, 1998, DECEMBER 31, 1997, 1996 AND 1995

     (Information with regard to June 30, 1998 and 1997 and for each of the six month periods then ended is unaudited)


(1)    ORGANIZATION AND PRINCIPLES OF CONSOLIDATION:

         The accompanying consolidated financial statements include the accounts of Community First Banking Company (the "Parent Company") and its wholly-owned subsidiary, Tinton Falls State Bank (the "Bank", or when consolidated with the Parent Company, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

         Effective April, 1996 all of the then outstanding common shares of the Bank were exchanged for an equal number of shares of the Parent Company common stock and the Parent Company acquired all of the outstanding common shares of the Bank. This exchange of shares has been accounted for as a reorganization of entities under common control resulting in no changes to the underlying carrying amount of assets and liabilities.

         The Bank, a New Jersey State Chartered commercial bank, commenced operations in 1989. It provides commercial banking services for a broad range of individual and corporate customers and various community bodies. The Bank operates seven branches in the Monmouth County, New Jersey area.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Use of Estimates-

         The accompanying consolidated financial statements, which are prepared in conformity with generally accepted accounting principles, require the use of management estimates. The most significant estimate with regard to these financial statements relates to the allowance for possible loan losses, the carrying value of other real estate and the fair value of financial instruments, as discussed in Notes 3, 5 and 16. Actual results may differ from those assumed in management's estimates.

       Securities-

         Securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Securities that the Company does not have the positive intent and ability to hold to maturity are classified as either trading or available for sale and carried at fair value. Unrealized holding gains and losses on securities classified as available for sale are carried as a separate component of shareholders' equity, net of income taxes. Unrealized holding gains and losses associated with trading securities are credited or charged to the statement of operations. The Company does not have any securities held for trading purposes.

         Management determines the appropriate classification of securities at the time of purchase. The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity. Realized gains and losses, and declines in value other than temporary, are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

         For securities in the Company's held to maturity and available for sale portfolios, fair value is determined by reference to quoted market prices. If quoted market prices are not available, fair value is estimated using quoted market values for similar securities.

       Allowance For Possible Loan Losses-

         The allowance for possible loan losses is maintained at a level considered adequate to provide for potential loan losses, although, ultimate losses may vary from current estimates. Adjustments to the allowance are reflected in operations in the period in which they become known. The allowance is increased by provisions charged to expense and reduced by net charge-offs. The level of the allowance is based on management's evaluation of potential losses in the loan portfolio, after consideration of appraised collateral values, financial condition of the borrowers, as well as prevailing and anticipated economic conditions. Credit reviews of the loan portfolio, designed to identify potential charges to the allowance, are made on a periodic basis during the year by senior management.

       Impaired Loans-

         Impaired loans, as defined, are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loans observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Large groups of smaller-homogeneous loans, such as residential mortgage loans, credit card loans and consumer loans, are collectively evaluated for impairment.

       Loans Held for Sale-

         Loans held for sale are carried at the lower of aggregate cost or fair market value.

       Interest And Fees On Loans-

         Interest on loans is credited to operations based upon the principal amount outstanding. When management believes there is sufficient doubt as to the ultimate collectibility of interest on any loan, the accrual of applicable interest is discontinued. Net loan origination fees are deferred and amortized over the life of the related loan as an adjustment to the loan yield.

       Property, Premises And Equipment-

         Property, premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related leases including expected renewal periods.

       Other Real Estate-

         Other real estate includes loan collateral that has been formally repossessed. All amounts have been transferred into and carried in other real estate at the lower of the loan value or fair market value less estimated costs to sell the underlying collateral. During 1997 and 1996, the Company incurred operating expenses and made adjustments to the carrying values of other real estate resulting in net expense of $4,000, $14,000, $0 for 1997, 1996 and 1995, respectively, which is included in other operating expenses in the accompanying financial statements. No expenses were incurred for the six months ended June 30, 1998 and 1997 (unaudited).

       Cash and Cash Equivalents-

         Cash and cash equivalents includes cash on hand, noninterest bearing amounts due from banks and Federal funds sold. Generally, Federal funds are sold for one to four-day periods.

       Net Income Per Share-

         The Company adopted SFAS No. 128, "Earnings per Share" effective December 15, 1997. In accordance with this new accounting standard, basic earnings per share is computed based on the weighted average number of shares outstanding for the periods presented. Diluted earnings per share is computed based on the weighted average number of shares outstanding for the period presented adjusted for the effect of the stock options and warrants outstanding, if dilutive. All prior periods have been restated.

       Income Taxes-

         Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

       New Financial Accounting Standards-

         The Company adopted SFAS 130, "Reporting Comprehensive Income," effective January 1, 1998. In accordance with the new accounting standard a complete set of financial statements includes the components of comprehensive income. Comprehensive income consists of net income or loss for the current period and revenues, expenses, gains, and losses that have been previously excluded from the income statement and were only reported as a component of equity. All prior periods have been restated. Adoption of SFAS 130 did not have a material impact on the results of operations, financial condition or disclosures of the Company.

         In June 1997 the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for all periods beginning after December 15, 1997 (and must be adopted by the Company no later than in the fourth quarter of 1998). Statement No. 131 requires that a company report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders.

         It also requires that a company report certain information about their products and services, the geographic areas in which they operate, and their major customers. Management is currently evaluating the disclosures impact of Statement No. 131 on its financial statements and has not determined if it has any reportable segments.

       Dividend Restrictions-

         New Jersey state law permits the payment of dividends from the Bank to the Company to the extent that the Bank will have a surplus of not less than 50% of its capital stock or if not, payment of the dividend will not reduce its surplus. At June 30, 1998, December 31, 1997 and 1996, the Bank had aggregate retained earnings of $3,765,000, $2,842,000 and $2,761,000, respectively, available under state law to pay dividends. The Bank will also be guided on its dividend policy by the FDIC requirements.

       Reclassifications-

         Certain reclassifications have been made to prior years' amounts to conform with the current year presentation.

(3)  SECURITIES:

       Information relative to the Company's securities portfolio is as follows-


                                                                      June 30, 1998 (unaudited)
                                             -----------------------------------------------------------------------------
                                                                       Gross              Gross              Estimated
                                                Amortized           Unrealized          Unrealized             Market
Available for Sale                                 Cost                 Gains              Losses               Value
                                             ----------------     ----------------    ---------------      ---------------

U. S. Treasury                                   $ 3,994,000           $23,000            $      -            $ 4,017,000
U. S. Government agency
  securities                                       2,000,000                 -              (3,000)             1,997,000
Mortgage backed securities                         7,241,000            12,000             (26,000)             7,227,000
Federal Home Loan Bank stock and other
   securities                                        557,000                 -                   -                557,000
                                            ----------------       -----------        -------------       ---------------

                  Total                          $13,792,000           $35,000            ($29,000)           $13,798,000
                                            ================       ===========        =============       ===============

Held to Maturity

U. S. Government agency
  securities                                     $ 3,000,000           $     -            $      -            $ 3,000,000
Mortgage backed securities                        12,717,000            12,000            (35,000)             12,694,000
Other securities                                     524,000                 -            $      -                524,000
                                            ----------------       -----------        -------------       ---------------

                 Total                           $16,241,000           $12,000            ($35,000)           $16,218,000
                                            ================       ===========        =============       ===============




                                                                          December 31, 1997
                                             -----------------------------------------------------------------------------
                                                                       Gross              Gross              Estimated
                                                 Amortized          Unrealized          Unrealized             Market
Available for Sale                                 Cost                Gains              Losses               Value
                                             ----------------     ----------------    ---------------      ---------------
U. S. Treasury                                    $3,993,000           $29,000            $       -            $4,022,000
U. S. Government agency
  securities                                       3,999,000             4,000                    -             4,003,000
Mortgage backed securities                         7,102,000             9,000             (45,000)             7,066,000
Federal Home Loan Bank stock
  and other securities                               473,000                 -                    -               473,000
                                            ----------------       -----------        -------------       ---------------
      Total                                      $15,567,000           $42,000            ($45,000)           $15,564,000
                                            ================       ===========        =============       ===============

Held to Maturity
U. S. Government agency
  securities                                      $1,000,000            $2,000             $      -            $1,002,000
Mortgage backed securities                        14,281,000             7,000             (99,000)            14,189,000
Other securities                                   1,545,000                 -                    -             1,545,000
                                            ----------------       -----------        -------------       ---------------
      Total                                      $16,826,000            $9,000            ($99,000)           $16,736,000
                                            ================       ===========        =============       ===============


                                                                         December 31, 1996
                                            -----------------------------------------------------------------------------
                                                                      Gross                Gross             Estimated
                                                Amortized          Unrealized            Unrealized            Market
Available for Sale                                Cost                Gains                Losses               Value
                                           ------------------    -----------------    ----------------    ----------------
U. S. Government agency
   securities                                     $2,999,000           $15,000             $                   $3,014,000
                                                                                                   -
Mortgage backed securities                         8,969,000                 -             (290,000)            8,679,000
Federal Home Loan Bank
  stock and other securities                         450,000                 -                     -              450,000
                                            ----------------      ------------        --------------      ---------------

        Total                                    $12,418,000           $15,000            ($290,000)          $12,143,000
                                           =================      ============        ==============      ===============

Held to Maturity

Mortgage backed securities                       $12,763,000       $         -            ($370,000)          $12,393,000
                                           =================      ============        ==============      ===============


The amortized cost and estimated market value of debt securities at June 30, 1998 and December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                         June 30, 1998                          December 31, 1997
                                              -------------------------------------    -------------------------------------
                                                          (unaudited)
                                                                       Estimated
                                                 Amortized               Market          Amortized          Estimated Market
                                                   Cost                  Value             Cost                  Value
                                              -----------------    ----------------    ---------------    ------------------
Available for Sale

Maturing within 1 year                              $2,000,000          $2,012,000         $3,999,000            $4,003,000
Maturing 1 to 5 years                                3,994,000           4,002,000          3,993,000             4,022,000
Mortgage backed securities                           7,241,000           7,227,000          7,102,000             7,066,000
Other securities                                       557,000             557,000            473,000               473,000
                                             -----------------    ----------------    ---------------    ------------------

           Total available for sale                $13,792,000         $13,798,000        $15,567,000           $15,564,000
                                             =================    ================    ===============    ==================

Held to Maturity

Maturing 1 to 5 years                               $3,000,000          $3,000,000         $1,000,000            $1,002,000
Mortgage backed securities                          12,717,000          12,694,000         14,281,000            14,189,000
Other securities                                       524,000             524,000          1,545,000             1,545,000
                                             -----------------    ----------------    ---------------    ------------------

           Total held to maturity                  $16,241,000         $16,218,000        $16,826,000           $16,736,000
                                             =================    ================    ===============    ==================

As of June 30, 1998 and December 31, 1997, securities having a book value of $12,686,000 and $9,531,000, respectively, were pledged to secure public deposits and for other purposes as required by law.

(4)  LOANS:

     Loans outstanding by classification at June 30, 1998, December 31, 1997 and 1996 are as follows-


                                                              June 30,                       December 31,
                                                          ------------------    ---------------------------------------
                                                                1998                  1997                  1996
                                                          ------------------    ------------------    -----------------
                                                             (unaudited)
Loans secured by real estate-
  Residential properties                                        $28,689,000           $30,765,000          $23,234,000
  Commercial properties                                          46,843,000            44,279,000           37,502,000
Construction properties                                           2,641,000             2,527,000            2,152,000
Commercial and industrial loans                                  45,262,000            27,447,000           22,637,000
Loans to individuals                                              2,416,000             5,596,000            8,605,000
Less-Unearned income                                                (89,000)              (47,000)              (8,000)
                                                         ------------------    ------------------    -----------------

                                                               $125,762,000          $110,567,000          $94,122,000
                                                         ==================    ==================    =================

Loans held for sale                                              $6,950,000            $4,370,000           $3,209,000
                                                         ==================    ==================    =================


       A majority of the Company's loans have been made to organizations and individuals in the State of New Jersey, primarily in the Monmouth County, New Jersey area.

       Activity related to loans to directors, executive officers and their affiliated interests during the periods ended June 30, 1998 and December 31, 1997 is as follows-



                                                     June 30,           December 31,
                                                 -----------------    ------------------
                                                       1998                 1997
                                                 -----------------    ------------------
                                                   (unaudited)
Balance, beginning of period                           $1,876,000            $1,452,000
Loans granted                                             148,000               790,000
Repayments of loans                                      (118,000)             (366,000)
                                                -----------------    ------------------

Balance, end of period                                 $1,906,000            $1,876,000
                                                =================    ==================

       All such loans were current as to principal and interest payments as of June 30, 1998 and December 31, 1997.

(5)  ALLOWANCE FOR POSSIBLE LOAN LOSSES:

       The allowance for possible loan losses is based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

       An analysis of the allowance for possible loan losses for the six months ended June 30, 1998 and 1997 and for the years ended December 31, 1997, 1996 and 1995 is as follows-


                                                   June 30,                                   December 31,
                                        --------------------------------    -------------------------------------------------
                                            1998              1997              1997             1996              1995
                                        --------------    --------------    -------------    --------------    --------------
                                                  (unaudited)
Balance, beginning of
   period                                  $1,051,000          $830,000         $830,000          $580,000          $471,000
Provision charged to
   expense                                    246,000           172,000          392,000           425,000           329,000
Charge-offs                                    (5,000)          (21,000)        (175,000)         (258,000)         (222,000)
Recoveries                                      8,000             2,000            4,000            83,000             2,000
                                       --------------    --------------    -------------    --------------    --------------

Balance, end of period                     $1,300,000          $983,000       $1,051,000          $830,000          $580,000
                                       ==============    ==============    =============    ==============    ==============

       As of June 30, 1998, December 31, 1997 and 1996, nonaccrual loans totaled $585,000, $381,000 and $652,000, respectively. Interest income that would have been recorded in the financial statements had the above loans been performing in accordance with their original terms is not significant.

       A loan is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. These loans consist of nonaccrual loans as of June 30, 1998, December 31, 1997 and 1996, but may also include performing loans to the extent that situations arise which would reduce the probability of collection in accordance with the contractual terms. As of June 30, 1998, December 31, 1997 and 1996 and Company's recorded investment in impaired loans and the related valuation allowance calculated are as follows-

                                  June 30, 1998                  December 31, 1997                December 31, 1996
                           -----------------------------    -----------------------------    ----------------------------
                                   (unaudited)
                             Recorded        Valuation        Recorded        Valuation       Recorded        Valuation
                            Investment       Allowance       Investment       Allowance      Investment       Allowance
                           -------------    ------------    -------------    ------------    ------------    ------------
Impaired loans-
  Valuation Allowance
    required                   $585,000        $194,000          $381,000        $135,000        $652,000        $140,000
                            ===========     ===========      ============    ============     ===========    ============


       The valuation allowance is included in the allowance for possible loan losses in the accompanying balance sheets. The average recorded investment in impaired loans for the period ended June 30, 1998, December 31, 1997 and 1996 was $577,000, $555,000 and $519,000, respectively.

       Interest payments received on impaired loans are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. The Company did not recognize any interest income on impaired loans in the periods ended June 30, 1998, December 31, 1997 and 1996.

(6) PROPERTY, PREMISES AND EQUIPMENT:

       Property, premises and equipment consists of the following as of June 30, 1998, December 31, 1997 and 1996-

                                              June 30,                     December 31,
                                           ----------------    -------------------------------------
                                                1998                1997                1996
                                           ----------------    ----------------    ----------------
                                             (unaudited)
Land                                              $185,000           $185,000            $185,000
Building                                           481,000            479,000             477,000
Leasehold improvements                           1,194,000          1,090,000           1,007,000
Furniture and equipment                          2,173,000          2,804,000           2,398,000
                                          ----------------    ---------------    ----------------
                                                 4,033,000          4,558,000           4,067,000

Less- Accumulated depreciation and
         amortization                           (1,834,000)        (2,358,000)         (1,825,000)
                                          ----------------    ---------------    ----------------
                                                $2,199,000         $2,200,000          $2,242,000
                                          ================    ===============    ================

                                      F-15

(7)      INCOME TAXES:

       The components of the income tax provision for the period ended June 30, 1998 and 1997, December 31, 1997, 1996 and 1995 are as follows-

                                                 June 30,                                   December 31,
                                     ---------------------------------    -------------------------------------------------
                                         1998               1997               1997              1996             1995
                                     --------------    ---------------    ---------------    -------------    -------------
                                               (unaudited)
Federal-
         Current tax provision            $608,000           $433,000           $963,000         $783,000         $536,000
         Deferred tax benefit              (41,000)           (29,000)           (50,000)        (108,000)         (75,000)
State                                      144,000             85,000            202,000          117,000           82,000
                                    --------------    ---------------    ---------------    -------------    -------------

                                          $711,000           $489,000         $1,115,000         $792,000         $543,000
                                    ==============    ===============    ===============    =============    =============

       Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Cumulative temporary differences and carryforwards at December 31, 1997 and 1996 are as follows-

                                                                                      Deferred Tax Asset
                                                                  --------------------------------------------------
                                                                     June 30,                 December 31,
                                                                  ---------------    -------------------------------
                                                                       1998              1997             1996
                                                                  ---------------    -------------    --------------
                                                                  (unaudited)
         Provision for possible loan losses                             $470,000         $325,000          $317,000
         Depreciation                                                     46,000           (1,000)           52,000
         Points charged on mortgage loans                                 (1,000)               -            23,000
         Unrealized loss on securities available for sale                 (2,000)           2,000           110,000
         Other, net                                                       66,000           66,000                 -
                                                                 ---------------    -------------    --------------

                  Net deferred tax asset                                $579,000         $392,000          $502,000
                                                                 ===============    =============    ==============


         Based upon the Company's historical and current pretax earnings, management believes it is more likely than not that the Company will generate future net taxable income in sufficient amounts to realize its net deferred tax asset, accordingly, the Company did not record any valuation allowance against such deferred tax asset at June 30, 1998 and December 31, 1997.

         The difference between the provision for income taxes computed by applying the Federal income tax rate of 34% and the effective tax rates for 1998, 1997, 1996 and 1995 are primarily a result of the state tax expense, net of the Federal benefit.

(8)    OTHER COMPREHENSIVE INCOME:

       The tax effect of other comprehensive income is as follows-



                    Six Months Ended June 30, 1998                 Before-Tax              Tax              Net of Tax
                              (unaudited)                            Amount               Effect              Amount
           --------------------------------------------------    ----------------    -----------------    ----------------
           Unrealized gains on securities-
               Unrealized holdings gains arising
                     during period                                    $21,000             ($8,000)              $13,000
               Less - Reclassification adjustments
                     for gains realized in net income                  (9,000)              3,000                (6,000)
                                                                  -----------         -----------          ------------
           Net unrealized gains                                        12,000              (5,000)                7,000
                                                                  -----------         -----------          ------------
           Other comprehensive income                                 $12,000             ($5,000)               $7,000
                                                                  ===========         ===========          ============



                    Six Months Ended June 30, 1997
                              (unaudited)
           --------------------------------------------------
           Unrealized gains on securities-
                    Unrealized holdings gains arising
                        during period                                  $74,000            ($28,000)              $46,000
                    Less - Reclassification adjustments
                        for gains realized in net income               (11,000)              4,000                (7,000)
                                                                  ------------        -------------        -------------
           Net unrealized gains                                         63,000             (24,000)               39,000
                                                                  ------------        -------------        -------------
           Other comprehensive income                                  $63,000            ($24,000)              $39,000
                                                                  ============        =============        =============


                     Year Ended December 31, 1997
           --------------------------------------------------
           Unrealized gains on securities-
                    Unrealized holdings gains arising
                         during period                               $271,000            ($103,000)            $168,000
                    Less - Reclassification adjustments
                         for gains realized in net income             (10,000)               4,000               (6,000)
                                                                  -----------        -------------        -------------
           Net unrealized gains                                       261,000              (99,000)             162,000
                                                                  -----------        -------------        -------------
           Other comprehensive income                                $261,000             ($99,000)            $162,000
                                                                  ===========        =============        =============

                     Year Ended December 31, 1996
           --------------------------------------------------
           Unrealized losses on securities-
                    Unrealized holdings losses arising
                         during period                               ($163,000)            $62,000           ($101,000)
                    Less - Reclassification adjustments
                         for losses realized in net income              20,000              (8,000)             12,000
                                                                 -------------       -------------       -------------
           Net unrealized losses                                      (143,000)             54,000             (89,000)
                                                                 -------------       -------------       -------------
           Other comprehensive (loss)                                ($143,000)            $54,000            ($89,000)
                                                                 ==============      =============       =============



                                                                   Before-Tax              Tax              Net of Tax
                     Year Ended December 31, 1995                    Amount               Effect              Amount
           --------------------------------------------------    ----------------    -----------------    ----------------
           Unrealized gains on securities-
                    Unrealized holdings gains arising
                             during period                              $395,000          ($150,000)              $245,000
                    Less - Reclassification adjustments
                             for losses realized in net income           (16,000)             6,000                (10,000)
                                                                 ---------------     --------------        ---------------
           Net unrealized gains                                          379,000           (144,000)               235,000
                                                                 ---------------     --------------        ---------------
           Other comprehensive income                                   $379,000          ($144,000)              $235,000
                                                                 ===============     ==============        ===============

(9)  DEPOSITS:

       At June 30, 1998, December 31, 1997 and 1996, scheduled maturities of certificates of deposit are as follows-

                                                        Over Three          Over One
                                                      Months Through      Year Through
                                  Three Months            Twelve               Three         Over Three
                                     or Less               Months              Years            Years              Total
                                 ----------------    -----------------    --------------    --------------    ---------------
        June 30, 1998 (unaudited)

        $100,000 or more              $8,129,000           $6,501,000          $400,000          $100,000        $15,130,000
        Less than $100,000             6,323,000           13,910,000         4,361,000             3,000         24,597,000

        December 31, 1997

        $100,000 or more              $8,820,000           $4,563,000          $200,000         $       -        $13,583,000
        Less than $100,000             7,829,000           12,593,000         3,912,000            44,000         24,378,000

        December 31, 1996

        $100,000 or more              $5,141,000           $2,943,000          $615,000          $      -         $8,699,000
        Less than $100,000             9,383,000            9,085,000         6,370,000                 -         24,838,000

(10) SHAREHOLDERS' EQUITY:

         Effective July, 1995, the Company issued 385,138 shares of common stock at a price of $5.63 per share. The net proceeds to the Company after expenses of $86,000 was $2,081,000.

         Effective June, 1996, the Board of Directors approved an amendment to increase the number of authorized shares of common stock from 1,500,000 to 2,500,000 shares and to authorize the issuance of up to 500,000 shares of preferred stock. The Board of Directors is entitled to authorize the creation and issuance of the preferred shares in one or more series at their discretion.

         During 1997, the Company declared and paid a 3% and a 5% stock dividend to shareholders. During 1996, the Company declared and paid two 3% stock dividends to shareholders. All per share information for prior periods has been restated to give effect to these stock adjustments.

         In 1994, the Bank approved a stock option plan (the Option Plan) which reserved 103,220 shares (amended to 136,347 shares in June, 1996) for future grants to key employees, including directors and officers who are also employees. Effective June, 1996, the Company approved a stock option plan for nonemployee directors (the Director's Plan) which reserved 204,520 shares for future grants. The Director's Plan provides for an initial grant of 102,261 options in June, 1996, and for an additional aggregate grant of 20,453 options annually to be allocated equally among eligible nonemployee directors. Options under both plans are granted at the market value of stock at the time of the grant as approved by the Board of Directors. The options under the Option Plan that were granted in 1995 vest at 20% per year and are fully vested in five years; where as, options granted in 1997 and 1996 vest fully in three years, 30% the first two years and 40% the third year. Options under the Directors Plan vest at 20% per year and become fully vested in five years. Vesting under the Directors Plan is determined based upon their years of service as a director. Options expire in ten years. Option activity for the six months ended June 30, 1998, and for the year ended 1997 and 1996 and 1995 is summarized below-

                                                 Number of      Exercise Price
                                                   Shares         Per Share
                                                -------------  -----------------

Outstanding, December 31, 1994                     37,718          $   4.19

         Options Granted                           36,618              6.71
         Options Exercised                              -                 -
         Options Expired                           (6,975)             4.19
                                            -------------    --------------

Outstanding, December 31, 1995                     67,361     $4.19 to 6.71

         Options Granted                          116,986      7.49 to 7.93
         Options Exercised                              -                 -
         Options Expired                             (857)             4.19
                                            -------------    --------------

Outstanding, December 31, 1996                    183,490     $4.19 to 7.93

         Options Granted                           35,125     8.84 to 10.91
         Options Exercised                         (1,328)     4.19 to 6.71
         Options Expired                           (3,021)     4.19 to 6.71
                                            -------------    --------------

Outstanding, December 31, 1997                    214,266    $4.19 to 10.91

         Options Granted (unaudited)               18,360             15.20
         Options Exercised (unaudited)             (2,293)    4.19 to 10.91
         Options Expired (unaudited)               (2,817)    4.19 to 10.91
                                            -------------    --------------

Outstanding, June 30, 1998 (unaudited)            227,516    $4.19 to 15.20
                                            =============    ==============

       The Company applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for its Option Plan. Accordingly, no compensation cost has been recognized for its Option Plan. Had compensation costs for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below for the periods ended June 30, 1998 and 1997, and December 31, 1997, 1996 and 1995-

                                                       June 30,                              December 31,
                                             -----------------------------    --------------------------------------------
                                                1998             1997            1997             1996            1995
                                             ------------    -------------    ------------    -------------    -----------
                                                     (unaudited)
Net income-
         As reported                          $1,088,000         $788,000      $1,816,000       $1,268,000       $887,000
         Pro forma                               997,000          725,000       1,738,000        1,124,000        887,000

Basic earnings per share-
         As reported                               $0.51            $0.37           $0.86            $0.60          $0.47
         Pro forma                                  0.47             0.34            0.82             0.53           0.47

Diluted earnings per share-
         As reported                               $0.50            $0.37           $0.84            $0.60          $0.47
         Pro forma                                  0.46             0.34            0.81             0.53           0.47



         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997, 1996 and 1995, respectively; dividends yields of 1% for the 1998 and 1997 grants and 6% for the 1996 and 1995 grants, expected volatility of 40.61% for all years, risk-free interest rates of 5.86%, 6.48% and 5.84% for the Option Plan, and 5.86% for the 1998 grants, 7.06% for the 1997 grants, and 7.11% for grants in 1996 and 1995 in the Director's Plan, and expected lives of 9 years for the 1998 grants, 8.5 years for the 1997 grants and 9 years for the 1996 and 1995 grants.

         The following table summarizes information about stock options outstanding at June 30, 1998 and December 31, 1997-

                                   Number Outstanding                                       Number Exercisable
                                          at                                                        at
                                     June 30, 1998            Remaining Contractual            June 30, 1998
             Exercise Price            (unaudited)                   Life                        (unaudited)
           -------------------    ------------------------    ------------------------    -------------------------
                  $  4.19                  27,773                  6.5 years                        21,894
                     6.71                  30,342                  7.5 years                        11,866
                     7.49                 102,258                   8 years                        102,258
                     7.93                  14,170                  8.5 years                         4,129
                     8.84                  19,863                   9 years                         19,863
                    10.91                  14,750                  9.5 years                             -
                    15.20                  18,360                  10 years                         18,360
                                       ----------                                              -----------
                                          227,516                                                  178,370
                                       ==========                                              ===========

                                      F-20



                                   Number Outstanding                                       Number Exercisable
                                             at                 Remaining Contractual               at
             Exercise Price            December 31, 1997              Life                    December 31, 1997
           -------------------    ------------------------    ------------------------    -------------------------
                  $  4.19                  28,709                   7 years                         18,836
                     6.71                  33,446                   8 years                         13,258
                     7.49                 102,265                  8.5 years                       102,265
                     7.93                  14,721                   9 years                          4,406
                     8.84                  19,866                  9.5 years                        19,866
                    10.91                  15,259                  10 years                              -
                                       ----------                                              -----------
                                          214,266                                                  158,631
                                       ==========                                              ===========

(11) EARNINGS PER SHARE DISCLOSURES:

         The following is a reconciliation of the calculation of basic and diluted earnings per share-

                                                                                             Weighted
                                                                        Income            Average Shares        Income Per
                                                                     (Numerator)           (Denominator)           Share
                                                                   -----------------    --------------------    ------------
For the period ended June 30, 1998-
   Basic earnings per share-- Income available
    to common shareholders (unaudited)                                $1,088,000             2,113,428              $0.51
                                                                                                                 ========
  Effect of Dilutive Securities -- Stock Options
    (unaudited)                                                                -                74,981
                                                                   -------------       ---------------
  Diluted earnings per share -- Income
    available to common shareholders plus
    assumed conversions (unaudited)                                   $1,088,000             2,188,409              $0.50
                                                                   =============       ===============           ========

For the period ended June 30, 1997-
   Basic earnings per share -- Income
    available to common shareholders (unaudited)                        $788,000             2,110,510              $0.37
                                                                                                                 ========
   Effect of Dilutive Securities -- Stock Options
    (unaudited)                                                                -                34,347
                                                                   -------------       ---------------
   Diluted earnings per share -- Income
    available to common shareholders plus
    assumed conversions (unaudited)                                     $788,000             2,144,857              $0.37
                                                                   =============       ===============           ========

For the year ended December 31, 1997-
   Basic earnings per share -- Income
    available to common shareholders                                 $1,816,000             2,110,902              $0.86
                                                                                                                 ========
   Effect of Dilutive Securities -- Stock Options                              -                47,910
                                                                   -------------       ---------------
   Diluted Earnings per share -- Income
     available to common shareholders plus
     assumed conversions                                              $1,816,000             2,158,812              $0.84
                                                                   =============       ===============           ========

                                      F-21


                                                                                             Weighted
                                                                        Income            Average Shares        Income Per
                                                                     (Numerator)           (Denominator)           Share
                                                                 -----------------    --------------------    ------------
For the year ended December 31, 1996-
   Basic earnings per share -- Income
    available to common  shareholders                                $1,268,000             2,109,819               $0.60
                                                                                                              ===========
   Effect of Dilutive Securities -- Stock Options                             -                14,335
                                                                   -------------       ---------------
   Diluted Earnings per share -- Income
     available to common shareholders plus
     assumed conversions                                             $1,268,000             2,124,154               $0.60
                                                                   =============       ===============        ===========

For the year ended December 31, 1995-
   Basic earnings per share -- Income
     available to common  shareholders                                 $887,000             1,883,548               $0.47
                                                                                                              ===========
   Effect of Dilutive Securities -- Stock Options                             -                10,112
                                                                   -------------       ---------------
   Diluted Earnings per share -- Income
     available to common shareholders plus
     assumed conversions                                               $887,000             1,893,660               $0.47
                                                                   =============       ===============        ===========

(12) COMMITMENTS AND CONTINGENCIES:

         Lease and License Obligations-

         The Company leases most of its facilities under noncancellable operating leases which expire through 2011 and contain renewal options. The Company has a license obligation for an in-store branch.

         As of December 31, 1997, future minimum rental payments under these leases and license fees are as follows-

             1998                                       $260,000
             1999                                        230,000
             2000                                        215,000
             2001                                        141,000
             2002                                        142,000
             Thereafter                                  647,000
                                                     ===========

         Rent expense aggregated $281,000, $244,000, $462,000, $282,000 and
         $254,000 for the periods ended June 30, 1998, June 30, 1997, December 31, 1997, 1996 and 1995, respectively.

         Required Cash Balances-

         Cash and due from banks includes certain reserve balances maintained in accordance with requirements of the Bank's regulatory authorities. These balances aggregated $2,416,000, $2,416,000 and $1,263,000 at June 30, 1998, December 31, 1997 and 1996, respectively.

         Commitments With Off-Balance Sheet Risk-

         Commitments to extend credit, which aggregate $18,279,000, $34,155,000 and $20,202,000 as of June 30, 1998, December 31, 1997 and 1996, are
         agreements to lend to customers as long as there are no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of appropriate fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. The Company is also contingently liable for outstanding letters of credit aggregating approximately $1,484,000 and $1,394,000 as of June 30, 1998 and December 31, 1997. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

         Litigation-

         The Company may, in the ordinary course of business, become a party to litigation involving collection matters, contract claims and other legal proceedings relating to the conduct of its business. Management is not aware of any present legal proceedings or other contingent liabilities and commitments that would have a material effect on the Company's financial condition or the results of its operations.

(13) OTHER OPERATING EXPENSES:

         The components of other operating expenses for the period ended June 30, 1998 and 1997, December 31, 1997, 1996 and 1995 are as follows-

                                               June 30,                                      December 31,
                                  ------------------------------------    ---------------------------------------------------
                                       1998                1997               1997               1996              1995
                                  ----------------    ---------------    ----------------    --------------    --------------
                                              (unaudited)
Equipment expense                        $250,000           $198,000            $488,000          $318,000          $341,000
Office expense                             98,000             85,000             173,000           157,000           146,000
Professional and
  other fees                              101,000            103,000             213,000           328,000           215,000
Computer services                         161,000            142,000             291,000           227,000           183,000
Marketing                                  92,000             87,000             170,000           134,000           135,000
Utilities                                 106,000             89,000             172,000           136,000            67,000
Other expenses                            849,000            577,000           1,203,000         1,065,000           813,000
                                  ---------------    ---------------    ----------------    --------------    --------------
                                       $1,657,000         $1,281,000          $2,710,000        $2,365,000        $1,900,000
                                  ===============    ===============    ================    ==============    ==============

(14)   EMPLOYEE BENEFIT PLANS:

         The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. The Company currently matches 50% of each employee's contribution up to the first 6%, and such match has a vesting period of six years. The amount expensed for the six months ended June 30, 1998 and June 30, 1997 is $38,000 and $24,000 and in 1997, 1996 and 1995 was
         $49,000, $12,000 and $9,000, respectively.

(15) REGULATORY CAPITAL REQUIREMENTS:

         The Parent Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Parent Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Parent Company's and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Parent Company's and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Parent Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of June 30, 1998 and December 31, 1997, that the Parent Company and the Bank meet all capital adequacy requirements to which it is subject.

         As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. The Parent Company has not received notification from the Federal Reserve Bank of its capital category. To be categorized as well capitalized, the Parent Company and the Bank must maintain minimum total risk-based; Tier I risk-based; and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

         The Parent Company's and the Bank's actual capital amounts and ratios are also presented in the table-


                                                                                                     To Be Well-Capitalized
                                                                            For Capital              Under Prompt Corrective
                                               Actual                    Adequacy Purposes              Action Provisions
                                     ---------------------------       -----------------------      ---------------------------
                                        Amount            Ratio             Amount     Ratio              Amount       Ratio
                                     --------------   ----------       ------------   --------       ------------    ----------
Parent Company-
As of June 30, 1998
    (unaudited)-
         Total capital (to Risk
                  Weighted Assets)     $14,321,000       11.02%      > $10,393,000       >8%         >  $12,991,000     >10%
                                                                     -                   -           -                  -
         Tier I Capital (to Risk
                  Weighted Assets)     $13,021,000       10.02%      >  $5,196,000       >4%         >   $7,795,000     >6%
                                                                     -                   -           -                  -
         Tier I Capital (to
                  Average Assets)      $13,021,000        6.97%      >  $5,602,000       >3%         >   $9,337,000     >5%
                                                                     -                   -           -                  -
As of December 31, 1997-
         Total capital (to Risk
                  Weighted Assets)     $13,066,000       11.32%      >  $9,235,000       >8%         >  $11,544,000     >10%
                                                                     -                   -           -                  -
         Tier I Capital (to Risk
                  Weighted Assets)     $12,018,000       10.41%      >  $4,617,000       >4%         >   $6,926,000     >6%
                                                                     -                   -           -                  -
         Tier I Capital (to
                  Average Assets)      $12,018,000        7.63%      >  $6,299,000       >4%         >   $7,874,000     >5%
                                                                     -                   -           -                  -

                                                                                                      To Be Well-Capitalized
                                                                            For Capital              Under Prompt Corrective
                                               Actual                    Adequacy Purposes              Action Provisions
                                     ---------------------------       -----------------------      ---------------------------
                                        Amount            Ratio             Amount     Ratio              Amount       Ratio
                                     --------------   ----------       ------------   --------      -------------    ----------
As of December 31,
         1996-
         Total capital (to Risk
                  Weighted Assets)   $11,172,000         12.02%      >  $7,436,000       >8%         >   $9,295,000      >10%
                                                                     -                   -           -                   -
         Tier I Capital (to Risk
                 Weighted Assets)    $10,387,000         11.17%      >  $3,718,000       >4%         >   $5,577,000       >6%
                                                                     -                   -           -                   -
         Tier I Capital (to
                  Average Assets)    $10,387,000          7.97%      >  $5,213,000       >4%         >   $6,516,000      >5%
                                                                     -                   -           -                   -
Bank-
As of June 30, 1998
         (unaudited)-
         Total capital (to Risk
                  Weighted Assets)   $14,235,000         10.96%      > $10,393,000       >8%         >  $12,991,000     >10%
                                                                     -                   -           -                  -
         Tier I Capital (to Risk
                  Weighted Assets)   $12,935,000          9.96%      >  $5,196,000       >4%         >   $7,795,000     >6%
                                                                     -                   -           -                  -
         Tier I Capital (to
                  Average Assets)    $12,935,000          6.93%      >  $5,602,000       >3%         >   $9,337,000     >5%
                                                                     -                   -           -                  -
As of December 31,
         1997-
         Total capital (to Risk
                  Weighted Assets)   $13,057,000         11.31%      >  $9,235,000       >8%         >  $11,544,000     >10%
                                                                     -                   -           -                  -
         Tier I Capital (to Risk
                  Weighted Assets)   $12,009,000         10.40%      >  $4,617,000       >4%         >   $6,926,000     >6%
                                                                     -                   -           -                  -
         Tier I Capital (to
                  Average Assets)    $12,009,000          7.63%      >  $6,299,000       >4%         >   $7,874,000     >5%
                                                                     -                   -           -                  -
As of December 31,
         1996-
         Total capital (to Risk
                  Weighted Assets)   $11,163,000         12.01%      >  $7,436,000       >8%         >   $9,295,000     >10%
                                                                     -                   -           -                  -
         Tier I Capital (to Risk
                  Weighted Assets)   $10,378,000         11.16%      >  $3,718,000       >4%         >   $5,577,000     >6%
                                                                     -                   -           -                  -
         Tier I Capital (to
                  Average Assets)    $10,378,000          7.96%      >  $5,213,000       >4%         >   $6,516,000     >5%
                                                                     -                   -           -                  -


(16)   ESTIMATED FAIR VALUE OF
       FINANCIAL INSTRUMENTS:

         The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. Significant estimations are used by the Company for the purposes of this disclosure. Estimated fair values have been determined by the Company using the best available data and estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates, it is presumed that estimated fair values generally approximate their recorded book balances. The estimation methodologies used for the estimated fair values and carrying values of the Company's financial instruments are set forth below-
                                      F-25

         Cash and Cash Equivalents and
         Accrued Interest Receivable and Payable-

           The carrying amounts for cash and cash equivalents and accrued interest receivable and payable approximate fair value.

         Securities-

           The fair values for securities are based on quoted market prices or dealer prices.

         Loans and Loans Held for Sale-

           The fair value of loans is estimated by discounting the future cash flows, using the current rates at which similar loans with similar remaining maturities would be made to borrowers with similar credit ratings. Loans held for sale approximate fair value.

         Deposits-

           For demand and savings accounts, fair value is the carrying amount reported in the consolidated financial statements. For certificates of deposit, fair value is estimated using the rates currently offered for deposits of similar remaining maturities.

         Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written-

           The fair value of commitments is not significant as of June 30, 1998, December 31, 1997 or 1996.

           The carrying values and estimated fair values of the Company's financial instruments are as follows-

                                        June 30, 1998             December 31, 1997           December 31, 1996
                                  --------------------------   ------------------------   --------------------------
                                  Carrying       Estimated     Carrying     Estimated     Carrying       Estimated
                                    Value        Fair Value     Value       Fair Value      Value       Fair Value
                                  -----------    -----------   ---------    -----------   ----------    ------------
                                        (unaudited)
Financial assets-
   Cash and cash
     equivalents                  $21,328,000   $21,328,000   $15,266,000  $15,266,000    $6,190,000    $6,190,000
   Securities available
     for sale                      13,798,000    13,798,000    15,564,000   15,564,000    12,143,000    12,143,000
   Securities held to
     maturity                      16,241,000    16,218,000    16,826,000   16,736,000    12,763,000    12,378,000
   Loans and loans
     held for sale                131,412,000   132,857,000   113,886,000  115,187,000    96,501,000    97,869,000
   Accrued interest
     receivable                     1,066,000     1,066,000       982,000      982,000       712,000       712,000
Financial liabilities-
   Deposits                       172,499,000   172,594,000   152,016,000  152,158,000   119,599,000   119,742,000
   Accrued interest
     payable                          671,000       671,000       778,000      778,000       997,000       997,000

           Limitations-

              Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

              In addition, fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business, and exclude the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets and liabilities include premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

              Finally, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies, introduces a greater degree of subjectivity of these estimated fair values.

(17) CONDENSED FINANCIAL STATEMENTS OF COMMUNITY
     FIRST BANKING COMPANY (PARENT COMPANY ONLY):

                                                                        June 30,                    December 31,
                                                                    -----------------    ------------------------------------
                                                                          1998                1997                1996
                                                                    -----------------    ----------------    ----------------
                                                                      (unaudited)
                          Balance sheet

Assets-
         Cash and due from Banks                                             $83,000              $5,000              $5,000
         Investment in Bank subsidiary (equity method)                    12,935,000          12,006,000          10,213,000
         Other assets                                                          3,000               4,000               3,000
                                                                   -----------------    ----------------    ----------------

                  Total assets                                           $13,021,000         $12,015,000         $10,221,000
                                                                   =================    ================    ================

Liabilities and shareholders' equity-
         Liabilities - Other liabilities                                 $        --         $        --        $        --
                                                                    ----------------    ----------------    ----------------

         Shareholders' equity:
                  Common stock                                             5,285,000           5,175,000           4,781,000
                  Capital paid in excess of stated value                   7,475,000           6,700,000           5,335,000
                  Retained earnings                                          257,000             143,000             270,000
                  Net unrealized holding losses on securities
                           available for sale, net of tax                      4,000             (3,000)           (165,000)
                                                                   -----------------    ----------------    ----------------

                           Total shareholders' equity                     13,021,000          12,015,000          10,221,000
                                                                   -----------------    ----------------    ----------------

                           Total liabilities and shareholders'
                                    equity                               $13,021,000         $12,015,000         $10,221,000
                                                                   =================    ================    ================


                                                                 Six Months Ended                      Year Ended
                                                          -------------------------------     ------------------------------
                                                                     June 30,                         December 31,
                                                          -------------------------------     ------------------------------
                                                              1998              1997             1997              1996
                                                          --------------    -------------    --------------    -------------
                                                                   (unaudited)
                  Statement of Income

Operating income-
         Dividends from Bank subsidiary                        $210,000          $96,000          $194,000         $600,000

Operating expenses                                               44,000            4,000             9,000            8,000
                                                         --------------    -------------    --------------    -------------

                  Income before income
                           taxes and equity in
                           undistributed
                           income of subsidiary                 166,000           92,000           185,000          592,000

Provision for income taxes (a)                                        -                -                 -                -
                                                         --------------    -------------    --------------    -------------

                  Income before equity in
                           undistributed
                           income of subsidiary                 166,000           92,000           185,000          592,000

Equity in undistributed income of
         subsidiary                                             922,000          696,000         1,631,000          676,000
                                                         --------------    -------------    --------------    -------------

                  Net income                                 $1,088,000         $788,000        $1,816,000       $1,268,000
                                                         ==============    =============    ==============    =============


           (a) No Federal income tax is applicable to the dividends and other income received from subsidiary since the Parent Company and subsidiary file a consolidated Federal income tax return.



                                                              Six Months Ended                         Year Ended
                                                     ------------------------------------    --------------------------------
                                                                  June 30,                            December 31,
                                                     ------------------------------------    --------------------------------
                                                           1998                1997              1997              1996
                                                     -----------------    ---------------     ------------    ---------------
                                                                 (unaudited)
             Statement of Cash Flows

Cash flows from operating activities-
    Net income                                          $1,088,000           $788,000         $1,816,000         $1,268,000
    Adjustments to reconcile net income to
      Net cash provided by operating activities-
        Equity in undistributed income of subsidiary      (922,000)          (696,000)        (1,631,000)          (676,000)
        Additional investment in Bank subsidiary                 -                  -                  -           (422,000)
        Decrease (increase) in other assets                  1,000                  -             (1,000)            (3,000)
                                                      ------------       ------------      -------------       ------------
           Net cash provided by
              operating activities                         167,000             92,000            184,000            167,000
                                                      ------------       ------------      -------------       ------------
Cash flows from financing activities-
    Cash dividends paid                                   (101,000)           (95,000)          (193,000)          (168,000)
    Exercise of stock options                               12,000              6,000              9,000              6,000
                                                      ------------       ------------      -------------       ------------
          Net cash used in
             financing activities                          (89,000)           (89,000)          (184,000)          (162,000)
                                                      ------------       ------------      -------------       ------------
          Net increase in cash and
             cash equivalents                               78,000              3,000                  -              5,000
                                                      ------------       ------------      -------------       ------------
Cash and cash equivalents, beginning of
   period                                                    5,000              5,000              5,000                  -
                                                      ------------       ------------      -------------       ------------

Cash and cash equivalents, end of period                   $83,000             $8,000             $5,000             $5,000
                                                      ============       ============      =============       ============

                                      F-28

(18) SUBSEQUENT EVENT - STOCK SPLIT AND STOCK DIVIDENDS:

         On April 8, 1998 the Board of Directors declared a two for one stock split for common share holders as of the record date of May 8, 1998, payable May 22, 1998.

         On April 8, 1998 the Board of Directors approved an amendment to increase the number of authorized shares of common stock from 2,500,000 to 5,000,000, amended the stated value to $2.50 per share. In addition, the Board of Directors approved an amendment to increase the number of authorized shares of preferred stock from 500,000 to 1,000,000 shares.

         On May 27, 1998 the Board of Directors declared a 2% stock dividend for common shareholders as of the record date of June 15, 1998, payable June 29, 1998.

         All applicable share and per share amounts have been retroactively adjusted to reflect the effects of the two for one stock split, the 2% stock dividend and the amendment to the number of authorized shares.

(19) SUBSEQUENT EVENT - MERGER AGREEMENT:

         On August 12, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Commerce Bancorp, Inc. In accordance with the Merger Agreement, each share of common stock of the Company would be exchanged for shares of Commerce Bancorp, Inc. common stock at an exchange ratio ranging from .613 to .706 shares, to be determined based upon the average market price of Commerce Bancorp, Inc. common stock prior to the merger, subject to certain adjustment provisions in the Agreement. Upon the closing of the transaction, the Bank will be merged into Commerce Bancorp, Inc.'s subsidiary, Commerce Bank/Shore, N.A. The proposed transaction is subject to approval by the Company's shareholders and certain regulatory authorities.

(20) QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

         The following quarterly financial information for the year ended December 31, 1997 and 1996 is unaudited. However, in the opinion of management, all adjustments, which include normal recurring adjustments necessary to present fairly the results of operations for the periods, are reflected. Results of operations for the periods are not necessarily indicative of the results of the entire year or any other interim period-

                                                                            Three Months Ended
                                                  ------------------------------------------------------------------------
                                                   March 96           June 96            Sept. 96             Dec. 96
                                                  -----------     ----------------    ---------------      ---------------
                                                                 (In thousands, except per share amounts)
                                                  ------------------------------------------------------------------------
Total interest income                                 $2,247            $2,513               $2,587             $2,749
Total interest expense                                   669               805                  835                858
   Net interest income                                 1,578             1,708                1,752              1,891
Provision for possible loan losses                        97               112                   78                138
   Net interest income after provision
     for possible loan losses                          1,481             1,596                1,674              1,753
Total other income                                       188               237                  251                287
Total other expense                                    1,275             1,324                1,354              1,454
Net income                                              $241              $308                 $352               $367
Basic earnings per share                               $0.11             $0.15                $0.17              $0.17
Diluted earnings per share                             $0.11             $0.15                $0.17              $0.17



                                                                            Three Months Ended
                                                  ------------------------------------------------------------------------
                                                   March 97           June 97            Sept. 97             Dec. 97
                                                  -----------     ----------------    ---------------      ---------------
                                                                 (In thousands, except per share amounts)
                                                  ------------------------------------------------------------------------
Total interest income                                  $2,899           $3,023               $3,214             $3,368
Total interest expense                                    847              890                  939                954
   Net interest income                                  2,052            2,133                2,275              2,414
Provision for possible loan losses                         76               96                   93                127
   Net interest income after provision
     for possible loan losses                           1,976            2,037                2,182              2,287
Total other income                                        257              301                  339                353
Total other expense                                     1,637            1,657                1,732              1,775
Net income                                               $362             $426                 $488               $540
Basic earnings per share                                $0.17            $0.20                $0.23              $0.26
Diluted earnings per share                              $0.17            $0.20                $0.22              $0.23


                                     ANNEX A


                                  AGREEMENT AND
                             PLAN OF REORGANIZATION

         AGREEMENT AND PLAN OF REORGANIZATION dated August 12, 1998 by and between COMMERCE BANCORP, INC. ("CBH"), a New Jersey business corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and COMMUNITY FIRST BANKING COMPANY ("CFBC"), a New Jersey business corporation registered as a bank holding company under the Holding Company Act.

                                   BACKGROUND

         The Board of Directors of CBH has determined to merge CFBC with and into CBH (hereinafter referred to as the "Merger") in accordance with the provisions of the New Jersey Business Corporation Act, as amended ("BCA"), and the terms and conditions of the Agreement and Plan of Merger of even date herewith between CFBC and CBH (the "Merger Agreement") in the form of Exhibit "A" attached hereto.

         The Board of Directors of CFBC has determined that CFBC be merged with and into CBH in accordance with the provisions of the BCA and the Merger Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants, agreements and provisions contained herein and subject to the satisfaction of the terms and conditions set forth herein and the Merger Agreement, intending to be legally bound hereby, CBH and CFBC agree as follows:

         1.       THE MERGERS

                  (a) Subject to the provisions of this Agreement and the Merger Agreement, CFBC will be merged with and into CBH. CBH agrees to issue shares of CBH's common stock, par value $1.5625 per share, to the shareholders of CFBC, on the Effective Date (as hereinafter defined) of the Merger, in exchange for the outstanding shares of CFBC's common stock, stated value $5.00 per share, as provided in this Agreement and in the Merger Agreement and to abide and comply with all of the other terms and conditions set forth in the Merger Agreement.

                  (b) Upon consummation of the Merger, CBH shall cause Tinton Falls State Bank ("Tinton Falls Bank"), CFBC's wholly-owned bank subsidiary, to be merged with and into CBH's wholly-owned bank subsidiary, Commerce Bank/Shore, N.A.

         2.       EFFECTIVE DATE

                  The "Effective Date" shall be the date and time at which an executed Certificate of Merger is duly filed with the New Jersey Secretary of State in accordance with Chapter 10 of the BCA.

         3.       REPRESENTATIONS AND WARRANTIES OF CFBC

                  CFBC represents and warrants to CBH and agrees as follows:

                  3.1 CFBC is a corporation duly organized under the BCA and is validly existing and in good standing under the laws of the State of New Jersey. Tinton Falls Bank is a banking corporation duly organized under the New Jersey Banking Act of 1948, as amended and is validly existing and in good standing under the laws of the State of New Jersey. Except as set forth in Schedule 3.1 to this Agreement, CFBC has no subsidiaries except Tinton Falls Bank and neither Tinton Falls Bank nor any other subsidiary of CFBC has any subsidiaries. All references to "CFBC" hereinafter contained in Section 3 of this Agreement shall be deemed to include CFBC, Tinton Falls Bank and all of the subsidiaries of either. The deposits of Tinton Falls Bank are insured by the Bank Insurance Fund of the FDIC to the maximum extent permitted by law.

                  3.2 The authorized capital stock of CFBC consists of (i) 500,000 shares of preferred stock, no par value per share (the "CFBC Preferred Stock"), of which no series is issued and outstanding and (ii) 2,500,000 shares of common stock, stated value $5.00 per share ("CFBC Common Stock"), 2,113,939 shares of which have been validly issued and are outstanding, fully paid and non-assessable as of the date hereof and no shares are held in treasury. CFBC owns all of the shares of the issued and outstanding capital stock of Tinton Falls Bank, free and clear of any lien or other encumbrance. As of the date hereof, no shares of CFBC capital stock were reserved for issuance, except that 249,158 shares of CFBC Common Stock were reserved for issuance in connection with CFBC's stock option plans. If all stock options heretofore granted pursuant to CFBC's stock option plans were exercised, 227,516 shares of CFBC Common Stock would be issued pursuant thereto. There are no outstanding subscriptions, Rights, options, warrants, calls, commitments or agreements to which CFBC or any of its subsidiaries is a party or by which any of them may be bound, which relate to the issuance or sale by any of them of shares of their capital stock except as set forth above. The number of issued and outstanding shares of CFBC's capital stock will be the same on the Effective Date as on the date hereof except for additional shares of CFBC Common Stock issued pursuant to the exercise of currently outstanding stock options granted pursuant to CFBC's stock option plans. None of the shares of CFBC's capital stock has been issued in violation of the preemptive rights of any person. CFBC does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization except as set forth in
Schedule 3.1 to this Agreement.

                  3.3 There have been delivered to CBH (a) the audited consolidated balance sheets of CFBC and its subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997 and 1996 together with the notes related thereto and (b) the unaudited consolidated balance sheet of CFBC and its subsidiaries as of June 30, 1998, and the related consolidated statement of income for the six month period ended June 30, 1998. Such financial statements (i) are in accordance with the books and records of CFBC and its subsidiaries, (ii) are true and correct in all material respects and present fairly CFBC's and its subsidiaries' consolidated financial condition as of December 31, 1997 and 1996 and the results of their operations for the years then ended and as of June 30, 1998 and the result of their operations for the six month period ended June 30, 1998, and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. The audited financial statements (with related notes) referred to in the first sentence of this subsection have been examined and reported upon by Arthur Andersen LLP, independent certified public accountants. Arthur Andersen LLP is "independent" with respect to CFBC under the criteria established and applied by the Securities and Exchange Commission.

                  3.4 Except as set forth in Schedule 3.4 to this Agreement, (a) CFBC and its subsidiaries have filed all federal, state, city, county and local tax returns which are required to be filed by them, and such returns are true and correct in all material respects; (b) CFBC and its subsidiaries have paid all taxes required to be paid prior to the date of this Agreement or have established adequate reserves therefor; (c) there are no deficiencies of tax, interest or penalties which have been assessed against CFBC or any of its subsidiaries which have not been paid in full; (d) no extensions of time with respect to any date on which any tax return was or is to be filed by CFBC or any of its subsidiaries is in force and no waiver or agreement by CFBC or any of its subsidiaries is in force for the extension of time for the assessment or payment of any tax; and (e) the statute of limitations with respect to any tax year still open has not been waived. Except with respect to the three Change in Control Agreements, copies of which CFBC has delivered to CBH, neither the transactions contemplated hereby nor the termination of the employment of any employees of CFBC or any CFBC subsidiary prior to or following consummation of the transactions contemplated hereby could result in CFBC or any CFBC subsidiary making or being required to make any "excess parachute payment" as that term is defined in Section 280G of the Code (as hereinafter defined).

                  3.5 CFBC and its subsidiaries have good and marketable title to all their respective assets free and clear of all liens or other encumbrances other than (a) the liens or other encumbrances described in Schedule 3.5 to this Agreement, or (b) such liens or other encumbrances, as the case may be, shown in the financial statements or the notes thereto, or (c) encumbrances and restrictions imposed by law, ordinances or regulations incidental to the usual and normal conduct of business or other imperfections of title, or restrictions or encumbrances, all of which, in the aggregate, do not materially adversely interfere with the present use of such property in CFBC's and any of its subsidiaries' business and with respect to any real estate which do not result in the inability to procure title insurance thereon at regular rates. With the foregoing exceptions, no person owns any interest in any of the assets of CFBC or any of its subsidiaries except as incidental to banking transactions entered into in the ordinary course of business consistent with past practices.

                  3.6 Since June 30, 1998, there has been no change in the consolidated condition, financial or otherwise, of CFBC and its subsidiaries, other than changes occurring in the ordinary course of business consistent with past practices, which changes have not materially adversely changed or affected their business or condition, financial or otherwise. Except as set forth in
Schedule 3.6 to this Agreement, from June 30, 1998 to the date of this Agreement, neither CFBC nor any of its subsidiaries has (i) incurred any indebtedness, liabilities (whether current, long term, fixed, contingent, liquidated, unliquidated, or otherwise) or obligations other than in the ordinary course of business consistent with past practices; (ii) excluding transfers among CFBC and its subsidiaries, declared or paid any dividends or made any distribution of any of its assets in kind or redeemed or repurchased any shares of its capital stock; (iii) sold or transferred any of its assets, except in the ordinary course of business consistent with past practices; or (iv) acquired the assets or capital stock of any other entity other than in the ordinary course of business consistent with past practices.

                  3.7 Since June 30, 1998, there has been no damage, destruction or loss, whether covered by insurance or not materially adversely affecting the assets or business of CFBC or any of its subsidiaries, or any other event or condition of any character materially adversely affecting the assets or business of CFBC or any of its subsidiaries (other than external market conditions affecting banks generally).

                  3.8 CFBC has delivered to CBH a list of all insurance policies and binders maintained by CFBC or any of its subsidiaries. Such policies and binders are in full force and effect and will continue to be in full force and effect to the Effective Date.

                  3.9 Except as set forth in Schedule 3.9 to this Agreement, neither CFBC nor any of its subsidiaries is a party to, nor have any obligation under, any written or oral (a) contracts and other agreements with any current or former director, officer, employee, shareholder, consultant or agent (except those terminable on ninety days' or less notice without premium or penalty or which do not involve more than $10,000 per year), (b) contracts and other agreements with any labor union (whether in effect or expired), (c) bonus, severance, hospitalization, vacation, deferred compensation, pension or profit sharing, retirement, payroll savings, stock option, group life or medical insurance, death benefit, welfare, or other employee benefit plan as defined in
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA") (hereinafter collectively the "Employee Benefit Plans"), (d) material leases for real or personal property, or (e) other material contracts and agreements of any other nature with any person other than contracts and other agreements made in the ordinary course of business consistent with past practices. A true and correct copy of each of such contracts and other agreements and branch leases has been made available to CBH or, if oral, have been described in Schedule 3.9. All of the material contracts and agreements (whether or not set forth in Schedule 3.9) to which CFBC or any of its subsidiaries is a party are in full force and effect; CFBC or any of its subsidiaries is not in material default under any of them nor to the best of CFBC's knowledge is any other party to any such contract or other agreement in material default thereunder. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any breach or acceleration of, or constitute (or with notice or lapse of time or both would constitute) a default under any such contract or other agreement or any branch lease. To the best of CFBC's knowledge, no employee of CFBC or any of its subsidiaries is represented by a labor union with respect to his or her employment by CFBC or any of its subsidiaries and no attempt has been or is currently being made by any person to have the employees of CFBC or any of its subsidiaries represented by a labor union.

                  3.10 The Employee Benefit Plans of CFBC and its subsidiaries comply in all material respects with all applicable laws including, without limitation, ERISA and the Internal Revenue Code of 1986, as amended ("Code"). In respect of the Employee Benefit Plans identified on Schedule 3.9, CFBC and its subsidiaries each have made all contributions required to be made by them and have or will have accrued as of the Effective Date all payments due and payable as of the Effective Date. The employee pension benefit plans (as defined in Section 3(2) of ERISA) of CFBC and its subsidiaries have received determination letters from the Internal Revenue Service that such plans are qualified plans pursuant to Section 401(a) of the Code. To the best of CFBC's knowledge, there has been no "reportable event" (as defined in the Code or ERISA), no event described in Section 4062(e) of ERISA, no violation of Section 404 of ERISA, no "prohibited transaction" (as defined in the Code or ERISA) and, except as contemplated by this Agreement, no termination or partial termination of any Employee Benefit Plan maintained or established by CFBC or any of its subsidiaries or to which CFBC or any of its subsidiaries contributes. There is no material issue relating to Tinton Falls Bank's employee pension benefit plan, or its related trust, currently pending before the Internal Revenue Service, the Department of Labor or the Pension Benefit Guaranty Corporation and neither CFBC nor its subsidiaries have any knowledge of any fact or circumstances which adversely affects the status of any Employee Benefit Plan listed in Schedule 3.9.

                  3.11 Schedule 3.11 to this Agreement sets forth a list of all actions, suits, investigations (formal or informal) or proceedings pending against CFBC or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal other than those actions, suits, investigations or proceedings in which the liability of CFBC or any of its subsidiaries is reasonably anticipated to be less than $10,000 per action, suit, investigation or proceeding provided that the liability of CFBC and its subsidiaries under all such omitted actions, suits, investigations or proceedings is reasonably anticipated to be less than $100,000. Schedule 3.11 may, at the option of CFBC, list actions, suits, investigations or proceedings in which the liability of CFBC or any of its subsidiaries is reasonably anticipated to be less than $10,000 and any listing in such Schedule shall not be deemed an admission of liability. There are no actions, suits, investigations (formal or informal) or proceedings pending or to the knowledge of CFBC or any of its subsidiaries, threatened against CFBC or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal which (either individually or in the aggregate) are reasonably anticipated to have a material adverse effect on the consolidated net worth of CFBC. Neither CFBC nor any of its subsidiaries is subject to or bound by any judgment, order, writ, injunction or decree of any such court, agency or tribunal, except in the ordinary course of Tinton Falls Bank's business consistent with past practices.

                  3.12 Except as disclosed on Schedule 3.12, there are no pending actions, suits or proceedings which have been brought by, or on behalf of CFBC or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal, except such actions, suits and proceedings in the ordinary course of Tinton Falls Bank's business consistent with past practices.

                  3.13 On and after the date hereof, to and including the Effective Date, neither CFBC nor any of its subsidiaries will, without the prior written consent of CBH, do any of the following:

                       (a) except as specifically permitted herein, make any changes in (and to the terms of) its authorized, issued or outstanding capital stock or any security convertible into capital stock;

                       (b) declare or pay any dividends (in cash, stock or in kind) on shares of its capital stock except (i) dividends paid by Tinton Falls Bank or any other subsidiary of CFBC to CFBC, and (ii) quarterly cash dividends by CFBC to its shareholders (including a pro rata cash dividend for the calendar quarter in which the Effective Date occurs) not to exceed $0.10 per share on an annualized basis;

                       (c) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capital or grant any Rights (including any additional options under any existing CFBC stock option plan);

                       (d) make any other distribution of its assets or properties to its shareholders except as permitted in clause (b) above;

                       (e) acquire any shares of CFBC's or any of its subsidiaries' capital stock;

                       (f) enter into or commit to enter into any new employment contract or amend any existing employment contract or grant any salary increase, bonus, or other form of compensation payable to any officer, employee or agent, except for salary increases and bonuses consistent with the past practice of CFBC and its subsidiaries, provided, however, that nothing contained herein shall be deemed to restrict CFBC's ability to hire, as an employee at will, any person who would not be deemed an executive officer of CFBC and provided further that CFBC and CBH shall mutually agree on a mechanism for calculating and paying prior to closing bonuses designed to provide CFBC and Tinton Falls Bank officers and employees with a proportional level of bonuses equal to that they would have received had closing hereunder not occurred.

                       (g) amend the Articles of Incorporation or the Bylaws of CFBC or any of its subsidiaries except where required by applicable law;

                       (h) except in the ordinary course of business consistent with past practices, incur any indebtedness, liabilities (whether current, long term, fixed, contingent, liquidated, unliquidated or otherwise) or obligations;

                       (i) except in the ordinary course of business consistent with past practices, purchase or otherwise acquire, or sell or otherwise dispose of, any equity security, debt security or asset;

                       (j) change the criteria with respect to risk, or overall quality, of Tinton Falls Bank's investment portfolio or loan portfolio;

                       (k) make capital expenditures other than in the ordinary course of Tinton Falls Bank's business consistent with past practices;

                       (l) create any new Employee Benefit Plan or make any contributions to any Employee Benefit Plan or other plan relating to its officers, employees and agents except as may be required by the terms of any existing Employee Benefit Plan or by applicable law; or

                       (m) file any application with any state or federal agency having jurisdiction over the affairs of CFBC and its subsidiaries or conduct its business in any manner other than in accordance with generally accepted methods and procedures for conducting a banking business;

and neither CFBC nor any of its subsidiaries has done any of the things described in clauses (a) through (m) of this Section 3.13 since June 30, 1998 except as set forth in Schedule 3.13.

                  3.14 CFBC and each of its subsidiaries will (and have done so since June 30, 1998) continue to conduct their businesses in the usual, regular and ordinary manner consistent with past practices. CBH hereby consents to the incurring and payment, prior to the Effective Date, of all reasonable expenses of CFBC and its subsidiaries in connection with the transactions contemplated by this Agreement and the Merger Agreement, including the printing of CFBC's proxy material and reasonable legal, investment advisory and accounting fees.

                  3.15 CFBC and its subsidiaries each have the corporate power and authority to own, lease and operate their properties and to conduct their businesses as now conducted. CFBC and its subsidiaries each have complied and are in compliance in all material respects with all federal, state and local laws, regulations, ordinances, rules or orders affecting or regulating the conduct and operations of their respective businesses except for such non-compliance as would not have a material adverse effect upon the financial condition or results of operations of CFBC, and neither CFBC nor any CFBC subsidiary has received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization or (iii) restricting or in any way limiting its operation. Neither CFBC nor any CFBC subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment and none of them has received any communication requesting that they enter into any of the foregoing. CFBC and its subsidiaries have all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted. Schedule 3.15 to this Agreement sets forth a list, brief description of the purpose of and the current status of, any notice, application or similar filing made by CFBC or any of its subsidiaries within the last two years with any state or federal agency having jurisdiction over the affairs of CFBC and its subsidiaries.

                  3.16 CFBC has the legal power and authority to enter into this Agreement and the Merger Agreement and to consummate the transactions contemplated hereby and thereby, subject to the approval thereof by the shareholders of CFBC under applicable law and subject to the approval of the Department of Banking of the State of New Jersey, the Office of the Comptroller of the Currency and the Federal Reserve Board. This Agreement and the Merger Agreement constitute legal, valid and binding obligations of CFBC enforceable against it in accordance with their respective terms. Except as may otherwise be required in order to comply with their fiduciary duties, the Board of Directors of CFBC will recommend to its shareholders that they approve the Merger and all other acts and transactions contemplated by the Merger and all other acts and transactions contemplated by this Agreement and the Merger Agreement, and after the receipt of such shareholder approval in the manner required by law, such shareholder approval shall not be revokable. Approval of this Agreement and the Merger Agreement by the CFBC shareholders shall also be deemed to authorize the CFBC Board of Directors to amend, supplement or waive any of the provisions of this Agreement and the Merger Agreement as provided in Section 16.6.

                  3.17 The Board of Directors of CFBC has authorized the execution and delivery of this Agreement and Merger Agreement, and the transactions contemplated hereby and thereby and neither the execution and delivery of this Agreement or the Merger Agreement, nor, subject to the approval of CFBC's shareholders and subject to the approval of the Department of Banking of the State of New Jersey, the Office of the Comptroller of the Currency and the Federal Reserve Board, the consummation of the transactions contemplated hereby or the fulfillment of, or the compliance with, the terms, conditions, and provisions of this Agreement and the Merger Agreement will conflict with, or result in a breach of, any of the terms, conditions or provisions of the Articles of Incorporation or the Bylaws of CFBC or any of its subsidiaries or of any contract or other agreement to which CFBC or any of its subsidiaries is a party or by which any of them may be bound, or constitute (with or without the giving of notice or the passage of time, or both) a default under any such contract or other agreement or cause the acceleration of the maturity of any obligation of CFBC or of any of its subsidiaries other than with regard to such contracts or other agreements a default under which would not have a material adverse effect upon the financial condition or results of operations of CFBC. Other than as set forth herein, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by CFBC on or prior to the Effective Date in connection with the execution, delivery and performance of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby.

                  3.18 All documents and other papers delivered by or on behalf of CFBC in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby are true and, subject to Section 3.22 hereof, complete in all material respects. The information furnished by or on behalf of CFBC to CBH in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby do not contain any untrue statement of a material fact and, subject to Section 3.22 hereof, do not omit to state any material fact necessary to make the statements made, in the context in which made, not false or misleading. Except for facts affecting the banking industry in general, subject to Section 3.22 hereof, there is no fact which CFBC has not disclosed to CBH in writing which materially adversely affects the business or condition (financial or other) of CFBC or any of its subsidiaries.

                  3.19 Each loan reflected as an asset on the books and records of CFBC (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms except as such enforcement may be affected by bankruptcy or other statutes or regulatory provisions effecting creditors rights generally.

                  3.20 Neither CFBC nor any CFBC subsidiary has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of CFBC and the CFBC subsidiaries, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on CFBC or any CFBC subsidiary, of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither CFBC nor any CFBC subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  3.21 To the best of CFBC's knowledge, Schedule 3.21 to this Agreement is a true and correct list of the Affiliates of CFBC as the term "Affiliates" is used in Rule 145 promulgated under the Securities Act of 1933, as amended.

                  3.22 To the extent the Schedules delivered to CBH on or prior to the date hereof are incomplete in any respect, CFBC shall cause revised complete Schedules referred to in this Section 3 to be delivered to CBH within ten business days of the date hereof and such revised complete Schedules shall supercede the previously delivered Schedules.

                  3.23 Assuming the condition set forth in Section 7.15 hereof is met, as of the date of this Agreement, CFBC knows of no reason relating to it or any of its subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

         4.       REPRESENTATIONS AND WARRANTIES OF CBH

                  CBH represents and warrants to CFBC and agrees as follows:

                  4.1 CBH is a corporation duly organized under the BCA and is validly existing and in good standing under the laws of the State of New Jersey. CBH is registered as a bank holding company under the Holding Company Act. Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A., Commerce Bank/North and Commerce Bank/Shore, N.A. are each banking organizations duly organized under the laws of the United States and/or New Jersey, as the case may be, and are each validly existing and in good standing under the laws of the United States. Except as set forth in the CBH Annual Report on Form 10-K for the fiscal year ended December 31, 1997 ("CBH Form 10-K"), CBH has no material active subsidiaries except Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A., Commerce Bank/North and Commerce Bank/Shore, N.A., and neither Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A., Commerce Bank/North and Commerce Bank/Shore, N.A. nor any other material subsidiary of CBH has any material active subsidiaries.

                  4.2 The authorized capital stock of CBH consists of (i) 10,000,000 shares of preferred stock, no par value per share (the "CBH Preferred Stock") of which no series is issued and outstanding and (ii) 50,000,000 shares of common stock, par value $1.5625 per share ("CBH Common Stock") 22,592,854 shares of which have been validly issued and are outstanding, fully paid and non-assessable as of the date hereof and 100,159 shares are held in treasury. CBH owns all of the shares of the issued and outstanding capital stock of the Commerce Bank, N.A., Commerce Bank/Pennsylvania, N.A., Commerce Bank/North and Commerce Bank/Shore, N.A. free and clear of any lien or other encumbrance. As of the date hereof, there are no outstanding subscriptions, Rights, options, warrants, calls, commitments or agreements to which either CBH or any of its subsidiaries is a party or by which any of them may be bound, which relate to the issuance or sale by any of them of shares of their capital stock except as set forth below. As of the date hereof, no shares of CBH Preferred Stock or CBH Common Stock were reserved for issuance, except (i) those shares which relate to the issuance of CBH Common Stock in connection with the acquisition of insurance agencies, (ii) those contemplated by the Merger Agreement, (iii) 94,000 shares of CBH Common Stock were reserved for issuance pursuant to CBH's dividend reinvestment and stock purchase plans, and (iv) 5,500,000 shares of CBH Common Stock were reserved for issuance pursuant to CBH stock option plans, and provided however, that the foregoing shall not be construed as preventing CBH or any of its subsidiaries from proceeding with other mergers or acquisitions using CBH's capital stock as the consideration whether or not such mergers or acquisitions are completed prior to the Effective Date. The shares of CBH common stock to be issued and delivered to the shareholders of CFBC pursuant to the Merger Agreement are presently authorized but unissued and will, upon issuance and delivery pursuant to the Merger Agreement, be validly issued and outstanding, fully paid and non-assessable and no shareholder of CBH will have any preemptive rights of subscription or purchase in respect thereto.

                  4.3 There has been delivered to CFBC (a) the audited consolidated balance sheet of CBH and its subsidiaries as of December 31, 1997 and December 31, 1996 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1997 and December 31, 1996 together with the notes related thereto and (b) the unaudited consolidated balance sheet of CBH and its subsidiaries as of June 30, 1998 and the related consolidated statement of income for the six month period ended June 30, 1998. Such financial statements (i) are in accordance with the books and records of CBH and its subsidiaries, (ii) are true and correct in all material respects and present fairly CBH's and its subsidiaries' consolidated financial condition as of December 31, 1997 and 1996 and the results of their operations for the years then ended and as of June 30, 1998 and the results of their operations for the six-month period ended June 30, 1998, and (iii) have been prepared in accordance with generally accepted accounting principles consistently applied. The audited financial statements (with related notes) referred to in the first sentence of this subsection have been examined and reported upon by Ernst & Young LLP, independent certified public accountants. Ernst & Young LLP is "independent" with respect to CBH under the criteria established and applied by the Securities and Exchange Commission.

                  4.4 Since June 30, 1998, there has been no material change in the consolidated condition, financial or otherwise, of CBH and its subsidiaries, other than changes occurring in the ordinary course of business consistent with past practices, which changes have not materially adversely changed or affected their business or condition, financial or otherwise. Since June 30, 1998, neither CBH nor any of its subsidiaries has (i) incurred any indebtedness, liabilities (whether current, long term, fixed, contingent, liquidated, unliquidated, or otherwise) or obligations other than in the ordinary course of business consistent with past practices; (ii) excluding transfers among CBH and its subsidiaries, declared or paid any dividends (other than its regular quarterly cash dividends and annual stock dividend, and a special 25% stock dividend and a special $0.25 per share cash dividend) or made any distribution of any of its assets in kind or redeemed or repurchased any shares of its capital stock; (iii) sold or transferred any of its assets, except in the ordinary course of business consistent with past practices; or (iv) acquired the assets or capital stock of any other entity other than in the ordinary course of business consistent with past practices.

                  4.5 Since June 30, 1998, there has been no damage, destruction or loss, whether covered by insurance or not, materially adversely affecting the assets or business of CBH or any of its subsidiaries, or any other event or condition of any character materially adversely affecting the assets or business of CBH or any of its subsidiaries (other than external market conditions affecting banks generally).

                  4.6 CBH has the legal power and authority to enter into this Agreement and the Merger Agreement, and to consummate the transactions contemplated hereby and thereby subject to the approval of the Department of Banking of the State of New Jersey, the Office of the Comptroller of the Currency and the Federal Reserve Board. This Agreement and the Merger Agreement constitute the legal, valid and binding obligation of CBH enforceable against CBH in accordance with their respective terms.

                  4.7 The execution and delivery of this Agreement and the Merger Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of CBH; and subject to the approval of the Department of Banking of the State of New Jersey, the Office of the Comptroller of the Currency and the Federal Reserve Board, neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the transactions contemplated hereby and thereby will conflict with or result in the breach of, the terms, conditions or provisions of the Articles of Incorporation or the Bylaws of CBH or any of its subsidiaries, or of any contract or other agreement to which CBH or any of its subsidiaries is a party or by which any of them may be bound or constitute (with or without the giving of notice or passage of time, or both) a default under any such instrument or cause the acceleration of the maturity of any obligation of CBH or any of its subsidiaries. Other than as set forth herein, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by CBH on or prior to the Effective Date in connection with the execution, delivery and performance of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby.

                  4.8 All documents and other papers delivered by or on behalf of CBH in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby are true and complete in all material respects. The information furnished by or on behalf of CBH to CFBC in connection with this Agreement, the Merger Agreement and the transactions contemplated hereby do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements made, in the context in which made, not false or misleading. Except for facts affecting the banking industry in general, there is no fact which CBH has not disclosed to CFBC in writing which materially adversely affects the business or condition (financial or other) of CBH or any of its subsidiaries.

                  4.9 As of the date of this Agreement, CBH knows of no reason relating to it or any of its subsidiaries which would reasonably cause it to believe that the Merger will not qualify as a pooling of interests for financial accounting purposes.

                  4.10 There are no actions, suits, investigations (formal or informal) or proceedings pending or to the knowledge of CBH or any of its subsidiaries, threatened against CBH or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal which (either individually or in the aggregate) are reasonably anticipated to have a material adverse effect on the consolidated net worth of CBH. Neither CBH nor any of its subsidiaries is subject to or bound by any judgment, order, writ, injunction or decree of any such court, agency or tribunal, except in the ordinary course of CBH's and its subsidiaries business consistent with past practices.

                  4.11 There are no pending actions, suits or proceedings which have been brought by, or on behalf of CBH or any of its subsidiaries in any court or before any governmental agency or arbitration tribunal, except such actions, suits and proceeding in the ordinary course of CBH's and its subsidiaries business consistent with past practices.

                  4.12 CBH and its subsidiaries each have the corporate power and authority to own, lease, operate their properties and to conduct their businesses as now conducted. CBH and its subsidiaries each have complied and are in compliance in all material respects with all federal, state and local laws, regulations, ordinances, rules or orders affecting or regulating the conduct and operations of their respective businesses except for such non-compliance as would not have a material adverse effect upon the financial condition or results of operations of CBH, and neither CBH nor any CBH subsidiary has received notification from any agency or department of federal, state or local government
(i) asserting a material violation of any such statute or regulation, (ii) restricting or in any way limiting its operation. Neither CBH nor any CBH subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment and none of them has received any communication requesting that they enter into any of the foregoing. CBH and its subsidiaries have all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.

                  4.13 Neither CBH nor any CBH subsidiary has received any written notice of any legal, administration, arbitral or other proceeding, claim or action and, to the knowledge of CBH and the CBH subsidiaries, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on CBH or any CBH subsidiary, of any material liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such material liability; and neither CBH nor any CBH subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such material liability.

         5.       APPROVAL OF CFBC'S SHAREHOLDERS AND SECURITIES ACT OF 1933

                  5.1 As promptly as practicable after the "Registration Statement" referred to below becomes effective with the Securities and Exchange Commission ("SEC" or "Commission"), CFBC will duly hold a meeting of its shareholders for the purpose of authorizing the transactions contemplated by this Agreement and the Merger Agreement insofar as they relate to CFBC. CFBC will, in accordance and full compliance with the Securities Exchange Act of 1934, as amended ("1934 Act") and the rules and regulations promulgated thereunder, and to the extent permitted consistent with the Board's exercise of its fiduciary duty, solicit proxies from its shareholders, for use at the meeting of CFBC shareholders referred to above, in favor of the transactions contemplated by this Agreement and the Merger Agreement. Except with the prior written consent of CBH, CFBC will not distribute any materials to its shareholders in connection with such solicitation of proxies other than materials contained in the Registration Statement (as defined in Section 5.2 hereof) after such Registration Statement shall have become effective.

                  5.2 CBH and CFBC acknowledge that the transactions contemplated hereby are subject to the provisions of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 145 promulgated thereunder. CBH agrees to prepare promptly (with the assistance and cooperation of CFBC) and file a "Registration Statement" pursuant to the provisions of the 1933 Act for the purposes of registering the shares of CBH common stock to be issued in connection with the transactions contemplated hereby. CFBC agrees to provide promptly to CBH information concerning the business and financial condition and affairs of CFBC and its subsidiaries as may be required or appropriate for inclusion in the Registration Statement and to cause its counsel and auditors to cooperate with CBH's counsel and auditors in the preparation and filing of such Registration Statement. CBH and CFBC agree to use their respective best efforts to have such Registration Statement declared effective under the 1933 Act as soon as may be practicable and to distribute the prospectus contained in such Registration Statement ("Prospectus") to the shareholders of CFBC in accordance with applicable law. Except to the extent permitted by Rule 145(b) or with the prior consent of the other, CBH and CFBC agree not to publish any communication, other than the Registration Statement or notice and proxy material accompanied by the Prospectus, in respect of this Agreement, the Merger Agreement, or the transactions contemplated hereby. CBH shall not be required to maintain the effectiveness of the Registration Statement or the Prospectus for the purpose of resale by the affiliates of CFBC, as such term is used in Rule 145. CBH shall take all actions necessary to register or qualify the shares of CBH Common Stock to be issued in the Merger pursuant to all applicable state "blue sky" or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof. CBH shall apply for approval to list the shares of CBH Common Stock to be issued in the Merger on the NYSE, subject to official notice of issuance, prior to the Effective Date.

                  5.3 Each party warrants, represents and covenants to the other that when the Registration Statement shall become effective, and at all times subsequent to effectiveness, up to and including the date of the CFBC shareholders meeting with respect to the transactions contemplated hereby, such Registration Statement and all amendments or supplements thereto will, with respect to the information furnished by each party or its representatives to the other party or its representatives, (i) comply in all material respects with the applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Each party warrants, represents and covenants to the other that all information furnished to each other for use in the regulatory filings described in or contemplated by this Agreement and the Merger Agreement shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading. Each party hereby agrees to fully indemnify and hold harmless the other party, and its directors, officers and representatives, from and against any and all losses, claims, liabilities, damages and expenses (including reasonable attorneys fees and costs of litigation) that arise out of or are based upon a breach of this warranty, representation and covenant.

         6.       PRIOR TO CLOSING

                  6.1 From and after the date hereof, CBH or CFBC, as the case may be, will provide to the officers and accredited representatives of the other, their (including subsidiaries') books and records at such times as either shall reasonably request in order that CBH or CFBC, as the case may be, may have full opportunity to make such investigation as either shall desire to make of the business and affairs of the other and its subsidiaries, provided that such investigation shall not unduly interfere with the normal conduct by the other and its subsidiaries of their business. CBH and CFBC, as the case may be, shall each furnish to the other such information about its business and affairs as the other may reasonably request in order to consummate the transactions herein contemplated. All non-public materials and information furnished by the parties hereto shall be held strictly confidential and may not be used by the receiving party for their own benefit whatsoever if the closing contemplated hereunder does not occur. In such event, any party receiving such non-public materials and information shall return such materials and information to the party providing such materials and information. The obligations of the parties pursuant to the preceding sentence shall survive any termination of this Agreement for any reason whatsoever.

                  6.2 CBH and CFBC will use their respective best efforts and cooperate with each other in promptly obtaining all government, regulatory and shareholder consents and approvals necessary for the consummation of the transactions contemplated by this Agreement and the Merger Agreement. CBH and CFBC shall cooperate with each other and shall promptly furnish and make available to each other any and all information, data and facts which may be required to obtain all government, regulatory and shareholder consents and approvals and to comply with all rules in obtaining CFBC's shareholders consent to the Merger.

                  6.3 No party hereto shall take or fail to take, or cause or permit its subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third persons, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement and the Merger Agreement, that would materially delay such completion, or that would adversely affect the qualification of the Merger for pooling of interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Code.

                  6.4 CBH and CFBC shall agree with each other as to the form and substance of any press release related to the Merger and shall consult each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit any party, following notification to the other, from making any disclosure which is required by applicable law or the rules of the NYSE.

                  6.5 CFBC shall not authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "takeover proposal" (as defined below), or recommend or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any non-public information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal except to the extent required for the discharge of the fiduciary duties of its Board of Directors; provided, however, that CFBC may communicate information about any such takeover proposal to its stockholders if, in the judgment of its Board of Directors, based upon the advice of outside counsel, such communication is required under applicable law. CFBC will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein. CFBC will notify CBH immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, CFBC, and CFBC will promptly inform CBH in writing of all of the relevant details with respect to the foregoing. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving CFBC or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, CFBC or any of its subsidiaries other than the transactions contemplated or permitted by this Agreement and the Merger Agreement.

                  6.6 (a) CBH and CFBC shall cooperate and use their best efforts to identify those persons who may be deemed to be "affiliates" of CBH or CFBC within the meaning of Rule 145 promulgated by the Commission under the Securities Act and for purposes of qualifying the "Merger" for "pooling of interests" accounting treatment. CFBC and CBH shall use its respective best efforts to cause each person so identified to deliver to CBH, no later than 30 days prior to the Effective Date, a written agreement in form and substance satisfactory to CBH with respect to the resale of CBH Common Stock. Shares of CBH Common Stock issued to such CFBC and CBH affiliates in exchange for CFBC Common Stock or previously owned by them shall not be transferable until such time as financial results covering at least 30 days of combined operations of CBH and CFBC have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this section.

                      (b) CBH shall use its best efforts to publish no later than ninety (90) days after the end of the first month after the Effective Date in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Date occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

                  6.7 After the date of this Agreement, each of CFBC and CBH shall coordinate with the other the declaration of any dividends in respect of CFBC Common Stock and CBH Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of CFBC Common Stock or CBH Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of CFBC Common Stock and/or CBH Common Stock and any shares of CBH Common Stock any such holder receives in exchange therefor in the Merger.

                  6.8 (a) CBH agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of CFBC and its subsidiaries as provided in their respective charters or Bylaws or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Date of the Merger shall survive the Merger and shall continue in full force and effect. To the maximum extent permitted by the BCA, such indemnification shall be mandatory rather than permissive and CBH shall advance expenses in connection with such indemnification.

                      (b) In additional to the rights provided for in Section
(a) hereof, and not in limitation thereof, CBH shall indemnify, defend and hold harmless each present and former director, officer, employee and agent of CFBC and its subsidiaries ("Indemnified Parties") to the fullest extent permitted by law for all claims, losses, damages, liabilities, costs, judgments and amounts paid in settlement, including advancement of expenses (including attorneys' fees) as incurred in respect of any threatened, pending or contemplated claim, action, suit or proceeding, whether criminal, civil, administrative or investigative, including, without limitation, any action by or on behalf of any or all securityholders of CFBC or by or in the right of CFBC or CBH, or investigation relating to any action or omission by such party in its capacity as such (including service to any other entity, plan, trust or the like at CFBC's request) occurring on or prior to the Effective Date of the Merger which arise out of or related to the transactions contemplated by this Agreement.

                      (c) In the event that CBH or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provisions shall be made so that the successors and assigns of CBH shall assume its obligations as set forth in this Section 6.8.

                      (d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his personal representatives.

         7.       CONDITIONS PRECEDENT TO CBH'S OBLIGATION

                  The obligation of CBH hereunder to close the transactions contemplated by this Agreement and the Merger Agreement is subject to the following conditions precedent (all or any of which may be waived by CBH in its sole discretion):

                  7.1 Each of the representations and warranties herein made by CFBC shall be true in all material respects on the Effective Date as if made on, as of, and with respect to the Effective Date, and the agreements to be performed by CFBC and its subsidiaries on or before the Effective Date shall have been so performed in all material respects. On the Effective Date, CFBC will furnish a certificate to CBH, dated as of the Effective date, of its President and Secretary to the effect set forth in this Section 7.1.

                  7.2 On or before the Effective Date, CBH and CFBC shall have received all required permits, consents and approvals (which permits, consents and approvals shall be unconditional and free of any material restrictions or requirements by reason of the acceptance of any such permit, consent or approval) from all federal and state governmental agencies and boards (including, without limitation, the Department of Banking of the State of New Jersey, the Office of the Comptroller of the Currency and the Federal Reserve Board) and any application waiting period shall have expired.

                  7.3 A ruling shall have been obtained from the Internal Revenue Service or an opinion of counsel satisfactory to CBH shall have been received, to the effect that the transactions contemplated by this Agreement and the Merger Agreement will constitute a tax free reorganization so that no gain or loss will be recognized to CBH or CFBC by reason of the Merger or to the shareholders of CFBC who exchange their CFBC common stock for CBH common stock (other than with respect to cash received in lieu of fractional shares). CBH agrees that it will not unreasonably withhold its approval with respect to the form and/or content of any such ruling or opinion of counsel.

                  7.4 On or before the Effective Date, CFBC shall have delivered to CBH certified copies of the minutes of the meetings of the Board of Directors and shareholders of CFBC approving this Agreement, the Merger Agreement and the transactions contemplated by this Agreement and the Merger Agreement.

                  7.5 On or before the Effective Date, there shall have been no material adverse change in the business, consolidated earnings or consolidated net worth of CFBC and its subsidiaries since December 31, 1997. It is understood, however, that material adverse changes caused by external market conditions affecting banks generally (e.g. changes in banking legislation and changes in interest rates) will not relieve CBH or its subsidiaries of their obligation to close.

                  7.6 The Registration Statement shall have been declared effective by the SEC; no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated, or to the knowledge of CBH or CFBC, shall be contemplated or threatened by the SEC.

                  7.7 On or before the Effective Date, CFBC shall have delivered to CBH all material consents and authorizations of landlords or others necessary to permit the Merger to be consummated without the violation of any such material lease or other agreement to which CFBC or any of its subsidiaries is a party.

                  7.8 Each affiliate (as the term is defined in SEC Rule 144) of CFBC shall have delivered to CBH a letter in form and substance satisfactory to counsel for CBH, stating that he will not resell shares of CBH common stock acquired pursuant to this Agreement and the Merger Agreement, except as permitted by SEC Rule 145 which permits regular trading transactions in limited quantities.

                  7.9 No action, proceeding or material claim shall be pending to prevent consummation or seek damages by reason of the transaction contemplated by this Agreement and the Merger Agreement; no governmental authority shall be claiming that the transaction shall constitute a violation of law.

                  7.10 On or before the Effective Date, the shareholders of CFBC shall have duly approved the transactions contemplated by this Agreement and the Merger Agreement insofar as they related to CFBC and, if necessary, similarly the shareholders of CBH shall have duly approved the transactions contemplated by this Agreement and the Merger Agreement.

                  7.11 No event shall have occurred that shall preclude the Merger from being accounted for as a pooling of interests and, if deemed necessary by CBH, CBH shall have received a letter from its independent public accountants to such effect.

                  7.12 CBH shall have received an opinion of Pitney, Hardin, Kipp & Szuch reasonably satisfactory to it, dated the Closing Date.

                  7.13 CFBC shall have delivered to CBH the revised complete Schedules on or before the date required by Section 3.22 hereof and the Schedules as so delivered to CBH by CFBC in accordance with Section 3.22 hereof do not disclose facts which either individually or in the aggregate, materially adversely affect or are reasonably likely to materially adversely affect the assets, properties, earnings or business of CFBC or any of its subsidiaries. This condition to closing shall be deemed to have been met, or waived by CBH, unless CBH notifies CFBC to the contrary in a writing specifically referring to this Section 7.13 withing ten business days after CFBC delivers to CBH such revised complete Schedules.

                  7.14 All holders of currently outstanding CFBC stock options shall have agreed in writing not to exercise any cash election option granted to them thereunder.

                  7.15 The Change in Control Agreements with Barry B. Davall, Michael J. Gormley and James A. Kinghorn shall have been terminated (i.e. paid out in full) without any further liability to CFBC and/or CBH, and each of them shall have entered into employment arrangements with CBH in a form reasonably acceptable to CBH.

         8.       CONDITIONS PRECEDENT TO CFBC'S OBLIGATION

                  The obligation of CFBC hereunder to close the transactions contemplated by this Agreement and the Merger Agreement is subject to the following conditions precedent (all or any of which may be waived by CFBC in its sole discretion):

                  8.1 Each of the representations and warranties herein made by CBH shall be true in all material respects on the Effective Date as if made on, as of, and with respect to the Effective Date, and the agreements to be performed by CBH on or before the Effective Date shall have been so performed in all material respects. On the Effective Date, CBH shall furnish a certificate to CFBC dated the Effective Date, of its President and its Secretary, to the effect set forth in this Section 8.1.

                  8.2 On or before the Effective Date, CFBC and CBH shall have received all permits, consents and approvals from all federal and state governmental agencies and boards (including, without limitation, the Department of Banking of the State of New Jersey, the Office of the Comptrollor of the Currency and the Federal Reserve Board) and any applicable waiting period shall have expired.

                  8.3 A ruling shall have been obtained from the Internal Revenue Service or an opinion of counsel satisfactory to CFBC shall have been received, to the effect that the transactions contemplated by this Agreement and the Merger Agreement will constitute a tax free reorganization so that no gain or loss will be recognized to CBH or CFBC by reason of the Merger or to the shareholders of CFBC who exchange their CFBC common stock for CBH common stock (other than with respect to cash received in lieu of fractional shares). CFBC agrees that it will not unreasonably withhold its approval with respect to the form and/or content of any such ruling or opinion of counsel.

                  8.4 On or before the Effective Date, CBH shall have delivered to CFBC certified copies of the minutes of the meetings of the Board of Directors of CBH and, if required, the shareholders of CBH, approving this Agreement and the Merger Agreement, and the transactions contemplated by this Agreement and the Merger Agreement.

                  8.5 On or before the Effective Date, there shall be no material adverse change in the business, consolidated earnings or consolidated net worth of CBH and its subsidiaries since December 31, 1997. It is understood, however, that material adverse changes caused by external market conditions affecting banks generally (e.g. changes in banking legislation and changes in interest rates) will not relieve CFBC or its subsidiaries of their obligations to close.

                  8.6 The Registration Statement shall have been declared effective by the SEC; no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or, to the knowledge of CBH or CFBC, shall be contemplated or threatened by the SEC.

                  8.7 CBH shall have sufficient authorized but unissued shares of CBH common stock and cash to meet all of CBH's obligations under this Agreement and the Merger Agreement.

                  8.8 No action, proceeding or material claim shall be pending to prevent consummation or seek damages by reason of the transaction contemplated by this Agreement and the Merger Agreement; no governmental authority shall be claiming that the transaction shall constitute a violation of law. Notwithstanding the foregoing, if CBH provides full indemnification to CFBC and its directors and officers (in form and substance and amount reasonably satisfactory to such directors and officers and specifically providing for the advancement of expenses) with respect to an such action, proceeding or material claim brought by a non-governmental party, such action, proceeding or material claim shall not be deemed a condition precedent to CFBC's obligation to close.

                  8.9 On or before the Effective Date, the shareholders of CFBC shall have duly approved the transactions contemplated by this Agreement and the Merger Agreement.

                  8.10 The shares of CBH Common Stock that will be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

                  8.11 No event shall have occurred that shall preclude the Merger from being accounted for as a pooling of interests.

                  8.12 CFBC shall have received an opinion of Blank Rome Comisky & McCauley LLP, reasonably acceptable to it, dated the Closing Date.

                  8.13 Within three business days of the date on which the CFBC proxy materials are mailed to CFBC shareholders to vote on the Merger, CFBC's financial advisor shall have issued its written fairness opinion that the Exchange Ratio is fair to the shareholders of CFBC from a financial point of view.

                  8.14 One year employment agreements (with the option of CBH to extend each for another year) shall have been offered to Barry B. Davall for an annual base salary of $157,500 and to James A. Kinghorn for an annual base salary of $81,750.

         9.       CLOSING AND POST-CLOSING

                  9.1 Closing shall take place at the office of CBH, 1701 Route 70 East, Cherry Hill, New Jersey, commencing at 10:00 A.M. on the tenth business day immediately following the later of (i) the approval of the Merger by CFBC shareholders or (ii) approval of the Merger by all regulatory authorities and the expiration of all applicable waiting periods, or such other date as is mutually agreed to by CBH and CFBC provided that all conditions precedent to the obligations of CFBC and CBH to close have then been met or waived. Immediately upon completion of the closing, CBH shall be telephone instruct its representative in Trenton, New Jersey to file, or shall otherwise cause the filing of, an executed Certificate of Merger with the New Jersey Secretary of State in accordance with Chapter 10 of the BCA.

                  9.2 At the close of business on the last business day preceding the closing, the stock transfer books of CFBC shall be closed.

                  9.3 As part of the closing, but effective immediately following closing, Gerald F. Murphy and three other current members of the CFBC Board of Directors shall be appointed to the Board of Directors of Commerce Bank/Shore, N.A., such persons to be mutually acceptable to CBH and CFBC, and such proposed directors shall be submitted by CFBC to CBH in writing not less than 30 days prior to the Effective Date.

                  9.4 As part of the closing, but effective immediately following closing and subject to Section 8.14 hereof, Barry B. Davall shall be offered employment as a Senior Vice President of Commerce Bank/Shore, N.A. and Gerald F. Murphy shall be appointed as a Vice Chairman of the Board of Directors of Commerce Bank/Shore, N.A.

         10.      EXPENSES

                  If the transactions contemplated by this Agreement and the Merger Agreement are consummated, CBH and CFBC each shall pay all expenses incurred by it in connection with this Agreement, the Merger Agreement and such consummation. If the transactions contemplated by this Agreement and the Merger Agreement are not consummated each party shall pay its own expenses except that the cost of printing the Registration Statement and related Prospectus heretofore referred to shall be incurred equally by CBH and CFBC and if this Agreement is terminated because of the wilful or intentional breach of any term or provision hereof, the non-breaching party shall be entitled to be reimbursed from the breaching party for all of its out-of-pocket expenses incurred in connection with this Agreement to the date of termination, including without limitation, legal, accounting and financial advisor costs and expenses. If the transactions contemplated hereby are not consummated for any reason whatsoever, nothing contained in this Section shall be deemed to preclude either party from seeking to recover damages which it incurs as a result of such non-consummation or to obtain other legal or equitable relief (including specific performance), if such non-consummation results from a wilful or intentional (but not a negligent or unintentional) breach of any term or provision of this Agreement or the Merger Agreement by the party from whom damages are or against whom such other legal or equitable relief is sought.

         11.      BROKERS, FINDERS AND FINANCIAL ADVISORS

                  Each party to this Agreement represents and warrants that such party has not dealt with any broker, finder or other person, firm or corporation performing brokerage, finder or similar services, and does not know of any person, firm or corporation asserting a brokerage, finder's or similar claim, in connection with the making or negotiation of this Agreement, the Merger Agreement or the transactions contemplated thereby. CBH acknowledges that it has received a copy of the retainer agreement between CFBC and Berwind Financial L.P. ("Berwind") pursuant to which Berwind will act as financial advisor to CFBC in connection with the Merger.

         12.      TERMINATION

                  (a) This Agreement may be terminated and the Merger abandoned (either before or after approval by the shareholders of CFBC contemplated hereby and without seeking further shareholder approval) at any time prior to the Effective Date:

                       (i) by mutual written consent of the parties authorized by their respective Boards of Directors;

                       (ii) by written notice from CFBC to CBH or CBH to CFBC, as the case may be, if the Effective Date shall not have occurred by March 31, 1999;

                       (iii) by written notice from CFBC to CBH, or CBH to CFBC, as the case may be, stating that the party giving such notice elects to terminate this Agreement and abandon the Merger, as of a stated date, which shall not be less than ten business days after the date on which such notice is given, because (a) the party receiving such notice will be unable, by March 31, 1999, to meet or satisfy one or more specified conditions precedent to the obligation of the party sending such notice to close under this Agreement and
(b) the party sending such notice does not intend to waive the satisfaction of such conditions precedent;

                       (iv) in the event of termination of the Merger Agreement pursuant to the terms thereof;

                       (v) by CBH, if the Board of Directors of CFBC shall (i) withdraw, modify or change its recommendation or approval in respect of this Agreement in a manner adverse to CBH or (ii) approve or recommend any proposal other than by CBH in respect of a takeover proposal (as defined in Section 6.5 hereof);

                       (vi) assuming CFBC shall not have contravened Section 6.5 hereof, by CFBC to allow CFBC to enter into a takeover proposal (as defined in Section 6.5 hereof); or

                       (vii) by CFBC if the "Average Price" of a share of CBH Common Stock, as that term is defined in the first sentence of Section 5 of the Merger Agreement, is not $32.00 or above.

         13.      SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

                  The respective representations, warranties and covenants of the parties in this Agreement shall not survive the Effective Date and shall terminate on the Effective Date, except for the covenants contained in Section
4.2 (last sentence only), 6.8 and 16.3 hereof. However, such termination shall not be deemed to deprive any of the parties hereto or their subsidiaries, or any of their directors, officers or controlling persons, of any defense in law or equity which otherwise would be available against the claims of any person, including, but not limited to, any shareholder or former shareholder of the parties hereto. Prior to the Effective Date, each party shall be deemed to have relied upon each and every representation and warranty of the other party, regardless of any investigation heretofore or hereafter made by or on behalf of such party.

         14.      BENEFITS OF THIS AGREEMENT AND MERGER AGREEMENT

                  This Agreement and the Merger Agreement and the rights and obligations of CBH and CFBC hereunder shall not be assigned by any party to any third party, except with the written consent of the other. This Agreement and the Merger Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except as provided in Section 6.8 hereof, nothing in this Agreement or the Merger Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement and there are no third party beneficiaries of this Agreement or the Merger Agreement. CFBC agrees that to the extent necessary or appropriate to facilitate the transaction contemplated hereby, CFBC will agree and consent to any change in the method of accomplishing such transaction requested by CBH so long as such change does not result in a reduction in the Exchange Ratio (as defined in the Merger Agreement) or result in an adverse tax or other effect to CFBC's shareholders.

         15.      NOTICES

                  Any notice, request, instruction, legal process, or other instrument to be given or served hereunder by any party to another shall be deemed given or served if in writing and delivered personally or sent by facsimile or overnight express or registered or certified mail, postage prepaid, to the respective party or parties at the following addresses:

                  A.       If to CBH:

                           Commerce Atrium
                           1701 Route 70 East
                           Cherry Hill, NJ  08034
                           Attn:  Vernon W. Hill, II

                           With a copy to:

                           Blank Rome Comisky & McCauley LLP
                           One Logan Square
                           Philadelphia, PA  19103
                           Attn:  Lawrence R. Wiseman, Esquire

                  B.       If to CFBC:

                           656 Shrewsbury Avenue
                           Tinton Falls, NJ 07701
                           Attn: Barry B. Davall, President

                           With copies to:

                           Pitney, Hardin, Kipp & Szuch
                           Attn: Michael W. Zelenty, Esquire

                           Mail:            P.O. Box 1945
                                            Morristown, NJ 07962-1945

                           Hand Delivery:   200 Campus Drive
                                            Florham Park, NJ 07932

and to such other address or addresses as either party may designate to the other by like notice as set forth above.

         16.      MISCELLANEOUS

                  16.1 As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

                       (i) "contracts and other agreements" means and includes all contracts, agreements, indentures, leases, franchises, licenses, commitments or legally binding arrangements, express or implied, written or oral;

                       (ii) "lien or other encumbrance" means and includes any lien, pledge, mortgage, security interest, claim, lease, charge, option, right of first refusal, easement or any other encumbrance whatsoever;

                       (iii) "person' means a natural person, corporation, partnership, sole proprietorship, joint venture, association, joint-stock company, trust, estate, unincorporated organization, government (and any branch or subdivision thereof), government agency, cooperative or other entity.

                       (iv) "subsidiaries" means when used with respect to a party to this Agreement any corporation 50% or more of whose outstanding stock is either directly or indirectly (through one or more other subsidiaries) owned by such party.

                       (v) "Rights" means any warrants, options, rights, convertible securities or other arrangements or commitments which obligates an entity to issue or dispose of its equity securities.

                       (vi) "business day" means any day on which regular trading of securities occurs on the "NYSE".

                  16.2 CFBC and CBH will each cause its respective subsidiaries to abide by its respective obligations under this Agreement.

                  16.3 Subsequent to the Effective Date, the Board of Directors of CBH shall reserve the right to withhold the payment of dividends on its common stock from any former shareholder of CFBC who fails to exchange certificates representing the shares of CFBC common stock for certificates representing the shares of CBH common stock in accordance with the Merger Agreement within a reasonable period of time after such shareholders have been advised by the Board of Directors of CBH of its determination that the exchange is in the best interests of CBH. Such shareholders shall retain the right to be paid any such withheld dividends, without interest, upon presentation of their CFBC certificates for exchange or, in the event such CFBC certificates are lost of destroyed, an affidavit of lost certificate acceptable to CBH.

                  16.4 CFBC and CBH shall use their best efforts to have all publicity, press releases and other announcements relating to this Agreement, the Merger Agreement or the transactions contemplated thereby reviewed in advance by both CBH and CFBC.

                  16.5 This Agreement and the Merger Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby, supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations, covenants or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein.

                  16.6 Any party to this Agreement may, at any time prior to the Effective Date, by action taken by its Board of Directors or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement binding on the other party or agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Agreement. No amendment, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. CFBC's Board of Directors may authorize the amendment or supplementation of this Agreement or the Merger Agreement or waiver of any provision hereof or thereof, either before or after the approval of CFBC's shareholders provided in Section 5 hereof (and without seeking further shareholder approval), so long as such amendment, supplement or waiver does not result in the reduction of the Exchange Ratio (as defined in the Merger Agreement) or result in a materially adverse tax or other effect to CFBC's shareholders.

                  16.7 This Agreement has been executed in the State of New Jersey and shall be construed in accordance with the laws of the State of New Jersey. This Agreement may be executed in any number of copies, each of which shall be deemed an original, and all of which together, shall be deemed one and the same instrument.

         IN WITNESS WHEREOF, pursuant to authority duly given by the respective Boards of Directors of CBH and CFBC, this Agreement has been signed on behalf of said corporations by their respective Presidents under their respective corporate seals, and attested by their respective Secretaries or Assistant Secretaries, as the case may be, all on the day, month and year first written above. The signature of a Secretary or Assistant Secretary of a corporate entity is intended not only as an execution hereof, but also is a certification that such corporation's board of directors has duly authorized the execution and delivery of this Agreement.

                                   COMMERCE BANCORP, INC.

                                   By: /s/ Vernon W. Hill, II
                                       ------------------------------
                                       Vernon W. Hill, II, President


                                   Attest: /s/ Thomas J. Sukay
                                           --------------------------
                                           Thomas J. Sukay, Assistant Secretary

                                   COMMUNITY FIRST BANKING COMPANY


                                   By: /s/ Barry B. Davall
                                       -----------------------------
                                       Barry B. Davall, President

                                   Attest: /s/ Arthur E. James
                                           -------------------------
                                           Arthur E. James, Secretary

                                     ANNEX B

                          AGREEMENT AND PLAN OF MERGER


         THIS AGREEMENT made this 12th day of August, 1998 by and between COMMUNITY FIRST BANKING COMPANY ("CFBC"), a New Jersey business corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and COMMERCE BANCORP, INC. ("CBH"), a New Jersey business corporation registered as a bank holding company under the Holding Company Act (CFBC and CBH sometimes collectively referred to as the "Constituent Corporations").

                                   BACKGROUND

         CBH and CFBC have entered into an Agreement and Plan of Reorganization of even date herewith (the "Plan"), which contemplates the merger of CFBC with and into CBH (the "Merger") in accordance with the terms and conditions of this Merger Agreement.

         NOW THEREFORE, in consideration of the premises and mutual covenants and agreements herein contained, and subject to the satisfaction of the terms and conditions set forth herein and in the Plan, intending to be legally bound hereby, CFBC and CBH do hereby agree as follows:

                                    SECTION 1

         On the Effective Date of the Merger, as hereinafter defined, CFBC shall be merged with and into CBH under and pursuant to Chapter 10 of the New Jersey Business Corporation Act, as amended ("BCA").

                                    SECTION 2

         CBH shall be the surviving corporation (hereinafter referred to as the "Surviving Corporation"), and the name of the Surviving Corporation shall be "Commerce Bancorp, Inc."

                                    SECTION 3

         On the Effective Date of the Merger:

         (a) For all purposes the separate existence of CFBC shall cease. CFBC shall be merged with and into CBH, the Surviving Corporation, and the Surviving Corporation shall thereupon and thereafter possess all the rights, privileges and powers, of a public as well as of a private nature, and all property (real, personal and mixed), and franchises of each of the Constituent Corporations.

         (b) All debts due on whatever account to any of the Constituent Corporations including subscriptions to shares and other chooses in action belonging to any of the Constituent Corporations shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed.

         (c) The Surviving Corporation shall thenceforth shall be responsible for all the liabilities and obligations of each of the Constituent Corporations, but the liabilities of the Constituent Corporations, or of their shareholders, directors, or officers, shall not be affected; nor shall the rights of the creditors thereof, or of any persons dealing with the Constituent Corporations, or any liens upon the property of the Constituent Corporations, be impaired by the Merger; and any claim existing or action or proceeding pending by or against any of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be proceeded against or substituted in its place.

         (d) Any taxes, penalties and public accounts of the State of New Jersey claimed against any of the Constituent Corporations, but not settled, assessed or determined prior to the Merger shall be settled, assessed or determined against the Surviving Corporation and, together with interest thereon, shall be a lien against the franchises and property, both real and personal, of the Surviving Corporation.

         If at any time the Surviving Corporation shall consider or be advised that any further assignment or assurances in law, or any things are necessary or desirable to vest in the Surviving Corporation, according to the terms hereof, the title of any property or rights of CFBC, the last acting officers and directors of CFBC, or the corresponding officers and directors of the Surviving Corporation, as the case may be, then shall and will execute and make all such property assignments and assurances, and do all things necessary or proper to vest title in such property or rights in the Surviving Corporation, and otherwise to carry out the purposes of this Merger Agreement.

                                    SECTION 4

                  (a) On the Effective Date, the Articles of Incorporation and By-laws of CBH, as in effect immediately prior to the Effective Date, shall become the Articles of Incorporation and By-laws of the Surviving Corporation (whose name shall remain Commerce Bancorp, Inc.), until duly amended in accordance with law.

                  (b) On the Effective Date, the then Board of Directors of CBH shall serve as the Board of Directors of the Surviving Corporation until such time as their successors have been elected and qualified.

                  (c) On the Effective Date, the persons who are executive or other offices of CBH shall serve as officers of the Surviving Corporation until such time as the Board of Directors of the Surviving Corporation shall otherwise determine.

                                    SECTION 5

         On the Effective Date:

                 (a) The shares of CBH Common Stock and Preferred Stock then issued or outstanding (or held in Treasury) shall by virtue of the Merger and without any action on the part of the holder thereof, be automatically converted into and become the same number of shares of Common Stock and Preferred Stock of the Surviving Corporation. From and after the Effective Date, each certificate which, prior to the Effective Date, represented shares of CBH, shall evidence ownership of shares of the Surviving Corporation on the basis hereinbefore set forth. Each share of Common Stock and Preferred Stock of the Surviving Corporation issued pursuant to this Subsection shall be fully paid and non-assessable.

                 (b) Each share of CFBC Common Stock then issued and outstanding immediately prior to the Effective Date (except as provided in Subsection (d) hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be automatically converted into and become fully paid and non-assessable shares of the common stock, par value $1.5625 per share, of CBH ("CBH Common Stock") equal to $28.00 divided by the Average Price of CBH Common Stock (as determined pursuant to Subsection (e) hereof), subject to adjustment as set forth in Subsection (f) hereof, (hereinafter the "Exchange Ratio"). From and after the Effective Date, each certificate which, prior to the Effective Date, represented shares of CFBC Common Stock, shall evidence ownership of shares of CBH Common Stock on the basis hereinbefore set forth.

                 (c) No fractional shares of CBH Common Stock shall be issued as a result of the Merger. In lieu of the issuance of fractional shares, cash adjustments will be paid to the shareholders of CFBC in respect of any fraction of a share of CBH Common Stock which would otherwise be issuable under this Merger Agreement. Such cash adjustment shall be equal to an amount determined by multiplying such fraction by the Average Price of CBH Common Stock (as determined pursuant to Subsection (e) hereof).

                 (d) Each issued, but not outstanding share of CFBC Common Stock held as a treasury share by CFBC or owned beneficially by any subsidiary of CFBC other than in a fiduciary capacity or in connection with a debt previously contracted and all shares of CFBC Common Stock owned by CBH or owned beneficially by any subsidiary of CBH other than in a fiduciary capacity or in connection with a debt previously contracted at the Effective Date of the Merger, if any, shall thereupon and without more be cancelled and retired and cease to exist and no cash, stock or other property shall be delivered in exchange therefor.

                 (e) Subject to the next sentence of this Subsection (e) hereof, "Average Price" of CBH Common Stock as used herein shall refer to the mean average of the closing sale prices for CBH Common Stock as quoted in the New York Stock Exchange as reported by The Wall Street Journal, for the five business day period ending on and excluding the second business day next preceding the Effective Date. Notwithstanding anything to the contrary contained in the Plan and this Agreement, if the Average Price of CBH Common Stock would otherwise be more than $45.6875, the Average Price shall be deemed to be $45.6875 and if the Average Price of CBH Common Stock would otherwise be less than $39.6875, the Average Price shall be deemed to be $39.6875.

                 (f) If prior to the Effective Date, CBH shall issue to holders of CBH Common Stock any shares of CBH Common Stock as a stock dividend, shall subdivide the number of outstanding shares of CBH Common Stock into a greater number of shares or shall contract the number of outstanding shares, then, in any such case, the number of shares of CBH Common Stock into which shares of CFBC Common Stock are automatically convertible into as set forth in Subsection (b) hereof shall be adjusted equitably. For purposes of this Section of this Merger Agreement, a dividend, subdivision or contraction shall be deemed to have become final at the close of business on the record date fixed for determining stockholders entitled to receive such dividend, or whose shares are to be affected by such subdivision or contraction; provided, however, that in the event that after such record date, but not before payment of such dividend or before such subdivision or contraction became effective, CBH shall legally abandon its plan to pay such dividend, or to effect such subdivision or contraction, the number of shares of CBH Common Stock issuable on the Effective Date of the Merger, if adjusted as hereinabove provided, shall forthwith be readjusted to the number of shares of CBH Common Stock issuable upon the Effective Date of the Merger which would have been in effect had such dividend, subdivision or contraction never been declared.

                 (g) At or prior to the Effective Date, CBH shall designate its Transfer Agent to act as exchange agent to receive from the holders thereof, certificates which immediately prior to the Effective Date represented CFBC Common Stock and to exchange such certificates for certificates of CBH Common Stock and cash as hereinbefore provided.

                 (h) (i) Promptly, but in no event later than ten business days, after the Effective Date, the exchange agent shall mail to each record holder, as of the Effective Date, of an outstanding certificate or certificates, which prior to the Effective Date represented shares of CFBC Common Stock, a letter of transmittal (which shall specify how delivery shall be effected, and that risk of loss and title to such certificate or certificates shall pass only upon proper delivery of such certificate or certificates, together with a properly executed letter of transmittal, to the exchange agent at its address stated therein), and instructions for use in effecting the surrender of such certificate or certificates for exchange therefor. Upon surrender to the exchange agent of such certificate or certificates, together with such letter of transmittal, properly executed, the exchange agent shall exchange such certificate or certificates for shares of CBH Common Stock and pay to such record holder any payment due for a fractional share of CBH Common Stock as heretofore provided. Until so surrendered, each outstanding certificate or certificates, which prior to the Effective Date represented shares of CFBC Common Stock shall be deemed for all purposes to evidence ownership of the number of shares of CBH Common Stock, and the right to receive payment for any fractional share of CBH Common Stock into which the shares represented by such certificate or certificates have been changed or converted as aforesaid.

                     (ii) No dividends or other distributions declared or made with respect to shares of CBH Common Stock with a record date after the Effective Date shall be paid to the holder of any unsurrendered certificate or certificates, which prior to the Effective Date represented shares of CFBC Common Stock, with respect to shares of CBH Common Stock that such holder would be entitled to receive upon surrender of such certificate or certificates and no cash payment in lieu of fractional shares of CBH Common Stock shall be paid to any such holder pursuant to Subsection (c) hereof until such holder shall surrender such certificate or certificates in accordance with this Subsection
(h) hereof. Subject to the effect of applicable laws, following surrender of any such certificate or certificates, there shall be paid to such holder of shares of CBH Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of CBH Common Stock to which such holder is entitled pursuant to Subsection (c) hereof and the amount of dividends or other distributions with a record date after the Effective Date theretofore paid with respect to such whole shares of CBH Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of CBH Common Stock.

                     (iii) If any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the applicable merger consideration with respect to the shares of CFBC Common Stock formerly represented thereby, any cash in lieu of fractional shares of CBH Common Stock, and unpaid dividends and distributions on shares of CBH Common Stock deliverable in respect thereof, pursuant to this Agreement.

                                    SECTION 6

         On the Effective Date, CFBC's obligations under its stock option plans with respect to then outstanding stock options granted thereunder and not therefore exercised shall at the Effective Date become fully vested and shall be converted into an equivalent number of options under the CBH 1998 Employee Stock Option Plan based on the Exchange Ratio and CBH shall deliver to the holder of each such option, options under the CBH 1998 Employee Stock Option Plan as aforesaid; provided, however the period during which an optionee may exercise his or her option shall not be reduced, nor shall any other material terms of the option be altered in a manner materially adverse to the optionee.

                                    SECTION 7

         (a) The obligations of the parties hereto to effect the Merger shall be subject to all of the terms and conditions contained in the Plan.

         (b) This Merger Agreement may be terminated and the Merger abandoned by the mutual written consent of the Boards of Directors of the parties hereto prior to, or after the approval of the shareholders of the parties. If the Plan is terminated pursuant to the terms thereof, then this Merger Agreement shall terminate simultaneously, and the Merger shall be abandoned without further action by the parties hereto.

                                    SECTION 8

         The Merger shall become effective (the "Effective Date") at the date and time at which executed Certificate of Merger are duly filed with the New Jersey Secretary of State in accordance with Chapter 10 of the BCA.

                                    SECTION 9

         (a) Any party to this Merger Agreement may, at any time prior to the Effective Date, by action taken by its Board of Directors or officers thereunto duly authorized, waive any of the terms or conditions of this Merger Agreement, or agree to an amendment or modification to this Merger Agreement by an agreement in writing executed in the same manner (but no necessarily by the same persons) as this Merger Agreement. No amendment, modification or waiver of this Merger Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Merger Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. CFBC's Board of Directors may authorize the amendment or supplementation of this Merger Agreement or waiver of any provision hereof, either before or after the approval of CFBC's shareholders provided in
Section 5 of the Plan (and without seeking further shareholder approval), so long as such amendment, supplement or waiver does not result in the reduction of the Exchange Ratio, or result in an adverse tax or other effect to CFBC's shareholders.

         (b) Nothing expressed or implied in this Merger Agreement is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties hereto any rights or remedies under or by reason of this Merger Agreement, and there are no third-party beneficiaries of this Merger Agreement.

         (c) No party hereto shall assign this Merger Agreement, or any part hereof without the prior written consent of the other parties. Except as otherwise provided herein, this Merger Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

         (d) This Merger Agreement and the Plan constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations, covenants or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein or therein.

         (e) This Merger Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         (f) This Merger Agreement shall be governed by the laws of the State of New Jersey applicable to contracts executed in and to be performed exclusively within the State of New Jersey, regardless of where it is executed.

         WITNESS the signatures and seals of the Constituent Corporations on the day and year first above written, each hereunto set by its duly authorized officers and attested by its Secretary or Assistant Secretary, pursuant to a resolution of the Board of Directors.

                                   COMMERCE BANCORP, INC.


                                   By: /s/ Vernon W. Hill, II
                                       ------------------------------
                                       Vernon W. Hill, II, President


                                   Attest: /s/ Thomas J. Sukay
                                           --------------------------
                                           Thomas J. Sukay, Assistant Secretary

                                   COMMUNITY FIRST BANKING COMPANY


                                   By: /s/ Barry B. Davall
                                       -----------------------------
                                       Barry B. Davall, President

                                   Attest: /s/ Arthur E. James
                                           -------------------------
                                           Arthur E. James, Secretary

                                     ANNEX C


                            FORM OF FAIRNESS OPINION


October [      ], 1998


Board of Directors
Community First Banking Company
656 Shrewsbury Avenue
Tinton Falls, New Jersey  07701

Members of the Board:

         You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Community First Banking Company ("Community") of the financial terms of the proposed merger by and between Community and Commerce Bancorp, Inc. ("Commerce"). The terms of the proposed merger (the "Proposed Merger") by and between Community and Commerce are set forth in the Agreement and Plan of Merger dated August 12, 1998 (the "Merger Agreement") and provide that each outstanding share of Community common stock will be converted into the right to receive shares of Commerce common stock equal to $28.00 divided by the Average Price of Commerce common stock as defined in the Merger Agreement.

         Berwind Financial, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes, and in the determination of adequate consideration in such transactions.

         In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performances, current financial positions and general prospects of Community and Commerce, (ii) reviewed the Merger Agreement, (iii) reviewed the Proxy Statement/Prospectus (iv) reviewed and analyzed the stock market performance of Community and Commerce, (v) studied and analyzed the consolidated financial and operating data of Community and Commerce, (vi) considered the terms and conditions of the Proposed Merger between Community and Commerce as compared with the terms and conditions of comparable bank and bank holding company mergers and acquisitions, (vii) met and/or communicated with certain members of Community's and Commerce's senior management to discuss their respective operations, historical financial statements and future prospects, and
(viii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

         Our opinion is given in reliance on information and representations made or given by Community and Commerce, and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other information issued by Community and Commerce including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning Community and Commerce nor other data which we have considered in

Board of Directors
October [  ], 1998
Page 2

our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Proposed Merger is, in all respects, lawful under applicable law.

         With regard to financial and other information relating to the general prospects of Community, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of the management of Community as to its most likely future performance. For Community and Commerce, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed credit files of either Community or Commerce. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Proposed Merger no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger to Community.

         Our opinion is based upon information provided to us by the managements of Community and Commerce, as well as market, economic, financial and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Proposed Merger and does not constitute a recommendation to the Board of Community and does not constitute a recommendation to Community shareholders as to how such shareholders should vote on the Proposed Merger.

         Based on the foregoing, it is our opinion that, as of the date hereof, the financial terms of the Proposed Merger by and between Community and Commerce are fair, from a financial point of view, to the shareholders of Community.

                                              Sincerely,




                                              BERWIND FINANCIAL, L.P.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.          Indemnification of Directors and Officers

         Section 14A:3-5 of the NJBCA provides, in substance, that New Jersey corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

         Article VI of CBH's By-laws provides for indemnification to the fullest extent permitted by Section 14A:3-5. Reference is made to the By-laws of CBH filed as Exhibit 3.3 hereto.

Item 21.          Exhibits

         (a)      Exhibits

Exhibit No.                                   Description
----------    -----------------------------------------------------------------

  2.1 Agreement and Plan of Reorganization, dated as of August 12, 1998, by and between Commerce Bancorp, Inc. and Community First Banking Company (attached as Annex "A" to the Proxy Statement-Prospectus). The Schedules to this agreement are not filed as an exhibit hereto pursuant to Regulation S-K, Item 601(b)(2); however, the Registrant will furnish a copy of these Schedules to the SEC upon its request.

  2.2 Agreement and Plan of Merger, dated as of August 12, 1998, by and between Commerce Bancorp, Inc. and Community First Banking Company (attached as Annex "B" to the Proxy Statement-Prospectus).

  3.1(1) Restated Certificate of Incorporation of Commerce Bancorp, Inc., as amended.

  3.2(2)      By-laws of Commerce Bancorp, Inc., as amended.

  5.1(3)      Opinion of Blank Rome Comisky & McCauley LLP.

  23.1        Consent of Ernst & Young LLP.

  23.2        Consent of Arthur Andersen LLP.

  23.3(3) Consent of Blank Rome Comisky & McCauley LLP (to be included in Opinions to be filed as Exhibits 5.1 and 8.1).

  23.4        Consent of Berwind Financial, L.P.

  24.1 Powers of Attorney of certain signatories (included on signature page).

  99.1        Form of Proxy of Community First Banking Company

------------------------

  (1) Incorporated by reference from CBH's Registration Statement on Form S-2 and Amendments Nos. 1 and 2 thereto (Registration No. 33-62702).

  (2) Incorporated by reference from CBH's Registration Statement on Form S-4 (Registration No. 333-10771).

  (3)         To be filed by amendment.

Item 22.      Undertakings

  (a)         The undersigned registrant hereby undertakes:

              (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement.

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities being offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934, as amended; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (g)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (g)(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (g)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of CBH pursuant to the foregoing provisions, or otherwise, CBH has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by CBH of expenses incurred or paid by a director, officer or controlling person of CBH in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, CBH will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cherry Hill, New Jersey, on this 16th day of October 1998.

                                        COMMERCE BANCORP, INC.


                                        By: /s/ Vernon W. Hill, II
                                           ------------------------------------
                                           VERNON W. HILL, II
                                           Chairman of the Board and President

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities indicated, on October 16, 1998. Each person whose signature appears below hereby authorizes Vernon W. Hill, II or C. Edward Jordan, Jr. to file one or more Amendments, including Post-Effective Amendments, to this Registration Statement, which Amendments may make such changes as Vernon W. Hill, II or C. Edward Jordan, Jr. deem appropriate, and each person whose signature appears below, individually and in each capacity stated below hereby appoints Vernon W. Hill, II or C. Edward Jordan, Jr. as attorney-in-fact to execute in his name and on his behalf any such Amendments to this Registration Statement.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


          SIGNATURE                    Capacity                       Date
--------------------------   -------------------------------   ---------------

/s/ Vernon W. Hill, II
--------------------------    Chairman of the Board,           October 16, 1998
VERNON W. HILL, II            President and Director
                              (Principal Executive Officer)

/s/ C. Edward Jordan, Jr.     Executive Vice President and     October 16, 1998
--------------------------    Director (Principal Financial
C. EDWARD JORDAN, JR.         and Accounting Officer)

/s/ Robert C. Beck
--------------------------    Secretary and Director           October 16, 1998
ROBERT C. BECK

/s/ David Baird, IV           Director                         October 16, 1998
--------------------------
DAVID BAIRD, IV

          SIGNATURE                    Capacity                       Date
--------------------------   -------------------------------   ---------------


/s/ Jack R Bershad
--------------------------    Director                         October 16, 1998
JACK R BERSHAD

/s/ Morton N. Kerr
--------------------------    Director                         October 16, 1998
MORTON N. KERR


--------------------------    Director                         October  , 1998
STEVEN M. LEWIS

/s/ Daniel J. Ragone
--------------------------    Director                         October 16, 1998
DANIEL J. RAGONE

/s/ William A. Schwartz, Jr.
--------------------------    Director                         October 16, 1998
WILLIAM A. SCHWARTZ, JR.


--------------------------    Director                         October  , 1998
JOSEPH T. TARQUINI, JR.


--------------------------    Director                         October  , 1998
JOSEPH BUCKELEW


--------------------------    Director                         October  , 1998
FRANK C. VIDEON, SR.

                                 EXHIBIT INDEX

Exhibit No.                                   Description
----------    -----------------------------------------------------------------

  2.1 Agreement and Plan of Reorganization, dated as of August 12, 1998, by and between Commerce Bancorp, Inc. and Community First Banking Company (attached as Annex "A" to the Proxy Statement-Prospectus). The Schedules to this agreement are not filed as an exhibit hereto pursuant to Regulation S-K, Item 601(b)(2); however, the Registrant will furnish a copy of these Schedules to the SEC upon its request.

  2.2 Agreement and Plan of Merger, dated as of August 12, 1998, by and between Commerce Bancorp, Inc. and Community First Banking Company (attached as Annex "B" to the Proxy Statement-Prospectus).

  3.1(1) Restated Certificate of Incorporation of Commerce Bancorp, Inc., as amended.

  3.2(2)      By-laws of Commerce Bancorp, Inc., as amended.

  5.1(3)      Opinion of Blank Rome Comisky & McCauley LLP.

  23.1        Consent of Ernst & Young LLP.

  23.2        Consent of Arthur Andersen LLP.

  23.3(3) Consent of Blank Rome Comisky & McCauley LLP (to be included in Opinions to be filed as Exhibits 5.1 and 8.1).

  23.4        Consent of Berwind Financial, L.P.

  24.1 Powers of Attorney of certain signatories (included on signature page).

  99.1        Form of Proxy of Community First Banking Company

------------------------

  (1) Incorporated by reference from CBH's Registration Statement on Form S-2 and Amendments Nos. 1 and 2 thereto (Registration No. 33-62702).

  (2) Incorporated by reference from CBH's Registration Statement on Form S-4 (Registration No. 333-10771).

  (3)         To be filed by amendment.